Exhibit 99.2

AMBIPAR GROUP Blowout Material July 2026 Exhibit 99.3

This presentation contains unaudited financial information and forward - looking statements as defined in applicable Brazilian and U . S . securities regulations . Statements that are not historical facts, including statements regarding the beliefs and expectations of Ambipar Participações e Empreendimentos S . A . and its affiliates (the “Company”), business strategies, future synergies, cost savings, future costs and future liquidity, among others, are considered forward - looking statements and may contain information relating to the Company and its affiliates that reflects the current views and/or expectations of the Company and its management with respect to performance, business and future events . The financial information reflected in this presentation does not purport to present the Company’s financial condition in accordance with accounting principles generally accepted in Brazil, the United States or any other country . The Company’s independent accountants have not audited or performed any review procedures on the Disclosed Information (except insofar as certain historical financial information may have been derived in part from the Company’s historical annual financial statements) . None of the Company or its representatives make any representation as to the accuracy of such financial information, which is subject to change and further review . Words such as “will”, “should”, “would”, “shall”, “anticipates”, “intends”, “believes”, “estimates”, “expects”, “plans”, “targets”, “objective” and similar expressions, if related to the Company or its management, are intended to identify forward - looking statements . There is no guarantee that expected events, trends or results will effectively occur . Such statements reflect the current view of the Company's management and are subject to many risks and uncertainties . These statements are subject to a number of risks, uncertainties and assumptions, including general market and economic conditions, industry conditions, corporate approvals, operating factors and others . Any changes in such assumptions or factors may impact results, which, in turn, may differ materially from current expectations . All forward - looking statements attributable to the Company, or to persons acting on its behalf, qualify entirely as cautionary statements as set forth in this paragraph . Disproportionate reliance should never be placed on such statements . Forward - looking statements only make reference to the date in which they were disclosed . This presentation shall not be deemed or considered an offer or proposal for any kind of transaction, and the Company is in no obligation to implement the steps outlined in this presentation . The Company and its advisors are not responsible or liable for the outcome of negotiations or transactions related to this presentation . No investment or financial decision shall be based solely on the information contained herein . Except as required by securities legislation as well as rules and regulations issued by regulatory bodies in Brazil and other applicable jurisdictions, the Company is not obligated, and does not intend, to update or publicly announce revisions to any of the forward - looking statements to reflect actual results, future events or developments, changes in assumptions or in any other factors that affect forward - looking statements . We recommend, however, that you gain awareness of additional disclosures made by the Company on related matters by consulting reports and/or notices that the Company may disclose to the market . THIS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE UNITED STATES, AND IT DOES NOT CONSTITUTE AN OFFER, SOLICITATION OR SALE IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL . SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION UNDER THE U . S . SECURITIES ACT OF 1933 , AS AMENDED (THE “SECURITIES ACT”) . ANY PUBLIC OFFERING OF SECURITIES IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE COMPANY AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS . THIS RELEASE IS FORMULATED IN ACCORDANCE WITH RULE 135 E OF THE SECURITIES ACT . Disclaimer 2

Agenda Company Overview Business Overview Historical Figures Cash and Cash Equivalents and Financial Investments Capital Structure - Indebtedness P&L Projections Ambipar Group Cash Flow Projections 3

Company Overview 4

# Ambipar Group | Company Overview

Global leader in environmental management and emergency response, combining global reach with strong local technical expertise

## Geographic Presence & Track Record


Global Coverage

**Robust global footprint and infrastructure**, ensuring industry-leading capillarity, immediate response capability, and **strong local expertise** across **all regions**.

- **23** Countries (Operation)
- **+25,000** Clients
- **+17,500** Employees
- **+55** Global Awards
- **+600** Operational Bases
- **25** Patents

## Comments

Ambipar is a global leader in environmental solutions, operating at a worldwide scale through two main business segments supported by specialized business units

**Environment**

- The Environment division transforms industrial and urban waste into new products instead of disposing them in landfills. Transition from the linear model to a circular economy

**Response**

- The Response division provides environmental and industrial emergency services through +450 global bases operating 24/7/365
  - A comprehensive portfolio of solutions across multiple industries, protecting supply chains from production to transportation and storage

Diversified client base across multiple sectors

- Pulp and Paper
- Chemicals and Petrochemicals
- Transport and Logistics
- Agriculture
- Retail and Consumer Goods
- Power / Oil & Gas
- Food and Beverages
- Cement

Notes: (1) Net Revenues and EBITDA from FY2025 managerial information (Non-Audited)

5

# Ambipar Group | Company Overview - Environment

Ambipar acts as a Leading One-Stop-Shop Platform, delivering comprehensive environmental solutions for a circular and decarbonized economy, with a strong focus on environmental protection

## Business Units I Pro Forma 2025 Information

### 1 Circular Economy — **89%** of Gross Revenue

The business unit specializes in the collection, treatment, and recovery of waste. Its core focus is capturing multiple waste streams and transforming them into value-added materials, generating cost savings for clients

**The unit is organized into the following segments:**

(i) Organic Materials
(ii) Water and Effluents Treatment
(iii) Recyclable Materials
(iv) Energy Recovery
(v) Waste Handling & Transportation / Movement
(vi) Landfills & Incineration

### 2 Logistics — **5%** of Gross Revenue

Responsible for the transportation, storage, handling, and disposal of solid and liquid materials, primarily chemicals

### 3 Decarbonization & Consulting for ARR projects — **4%** of Gross Revenue

Manages and reduces greenhouse gas emissions through the generation and intermediation of carbon credits

### 4 Compliance, Software & Consulting — **2%** of Gross Revenue

Provides consulting, auditing, and training services to ensure clients' operations remain compliant with applicable regulations


1
Largest Environmental Services Provider in Latin America
Latin America
Net Revenues
BRL 658 M
EBITDA IFRS (%)
BRL 112 M
(16.9%)
Brazil
Net Revenues
BRL 2.518 M
EBITDA IFRS (%)
BRL 700 M
(27.8%)

Notes: (1) Net Revenues and EBITDA from FY2025 managerial information (Non-Audited)

6

# Ambipar Group | Company Overview - Response

A global leader in environmental emergency response, Ambipar Response addresses all crisis scenarios with agility, technical expertise, and worldwide presence

## Business Units I Pro Forma 2025 Information

**1 Field Services, Maintenance & Routine Emergency Services** — **88%** of Gross Revenue

Recurring services provided periodically or under long-term contracts (minimum 12 months), including Master Service Agreements (MSAs)

Examples include: Hydro jetting, Suction & cleaning, Industrial maintenance, Laboratory analysis, Pollution monitoring, Maritime services, Environmental remediation. Also includes routine/small-scale emergency response projects (below USD1 million)

**2 Subscription Services** — **11%** of Gross Revenue

A leader in crisis management and emergency response, Ambipar specializes in environmental emergency services across all scenarios (road, rail, industrial, maritime, river, pipeline, and forestry)

The company manages global emergencies simultaneously through a scalable and standardized operating model

**3 High Impact Emergencies** — **1%** of Gross Revenue

Events generating revenue above USD1 million, typically involving greater environmental and human impact



North America
Net Revenues
BRL 1.149 M
EBITDA IFRS (%)
BRL 18 M
(1.6%)
Europe
Net Revenues
BRL 219 M
EBITDA IFRS (%)
BRL 38 M
(17.3%)
Latin America
Net Revenues
BRL 235 M
EBITDA IFRS (%)
BRL 49 M
(21.0%)
Brazil
Net Revenues
BRL 1.330 M
EBITDA IFRS (%)
BRL 389 M
(29.2%)

Notes: (1) Net Revenues and EBITDA from FY2025 managerial information (Non-Audited)

7

AMBIPAR ECOSYSTEM

AMBIPAR . . . . . . . . . . PLANET EARTH . . . . . 2026

# AMBIPAR ECOSYSTEM IN **PULP AND PAPER INDUSTRY**


ESG
Compliance management and software
Industrial Services
Industrial cleaning and maintenance during plant shutdowns
Integrated Logistics with Own Fleet
Circular Economy
Transformation Industries
Dredging
RD&I
Waste Management
Water, Fluids and Effluents Management
Emergency Response
Medical and Environmental Emergency Base
Medical Response
Circular Economy
Waste Valorization Industry
Environmental Studies and Licensing
CENTRO DE RECICLAGEM
ambipar

8

AMBIPAR . . . . . . . . . . PLANET EARTH . . . . . . . . . . 2026

AMBIPAR ECOSYSTEM

# AMBIPAR ECOSYSTEM IN
# **OIL AND GAS INDUSTRY – OFFSHORE**


Depetrolization and Wildlife Rehabilitation
Emergency Readiness
Vessels, supplies and specialized workforce for emergency response
Command Center
Waste Management and Recovery Center
Ambipar Plant for segregation, sorting, and recovery of solid and liquid waste
Carbon Solutions
Decarbonization and Residual Emissions Offsetting
Waste Recovery
Ambipar Transformation Industries for waste recovery and circular economy
Research, Development and Innovation
Industrial Cleaning and Services
Handling of Unloaded Waste
Drone Inspection
In remote locations
Integrated Logistics with own fleet
Expertise in the transportation and logistics of hazardous or non-hazardous bulk and packaged cargo, with strategically located units in Brazil and Mercosur.
Oceanographic Environmental Monitoring
Diagnosis and Removal of Invasive Species
Development and Execution of Environmental Programs
Port and Offshore Support
ambify by ambipar
VALORIZAÇÃO DE RESÍDUOS

9

AMBIPAR . . . . . . . . . PLANET EARTH . . . . . . . . . 2026
AMBIPAR ECOSYSTEM

# AMBIPAR ECOSYSTEM IN
# **OIL AND GAS INDUSTRY - ONSHORE**


Environmental Consulting
Preparation and Execution of Environmental Programs
Industrial Services
Cleaning and industrial repair during General Plant Shutdowns
Laboratory Collection and Analysis
Analysis and Testing for soil assessment
Environmental Services
Environmental Due Diligence, Environmental Licensing, and Development and Implementation of Environmental Programs
Emergency Response
Medical and Environmental Emergency Base
Drone Inspection
RD&I
Development of waste recovery and circularity routes
Drilling and Sampling
Fire Response
Industrial Firefighting Robots
Environmental Studies and Licensing
ambify
Decarbon
Residual Offsetting Solutions
Investigation and Remediation of Contaminated Areas
Waste Management and Recovery Center
Waste Recovery
Ambipar Plant for segregation and recovery of waste: metals, boards, electronics, recyclables, and sludge
The treated petroleum sludge is transformed into raw material for asphalt production

10

AMBIPAR . . . . . . . . . . WITT O'BRIEN'S . . . . . . . . . . 2026

# AMBIPAR COVERAGE & RESPONSE CAPABILITY



2-Hour Response
4-Hour Response
6-Hour Response
12-Hour Response

Ambipar's coast-to-coast Support Services delivery model integrates a **24/7 Command Centre**, more than **50 Ambipar-Owned Operational Bases** across North America, and a network of pre-qualified **Local Partners**, enabling scalable and quick deployment in high-risk and remote environments.

11

Business Overview 12

Ambipar Group | Business Stability, Market Perception and Restructuring Path Forward • Ambipar filed for a Pre - Injunction in Brazil on September 24 th, 2025 , and a Judicial Recovery on October 20 th, 2025 , covering the Brazilian entities within the Environment and Response verticals . On the same date, Ambipar Emergency Response voluntarily commenced Chapter 11 proceedings in the U . S . The remaining international operations remained outside the Brazilian restructuring perimeter . • The decision to keep the international operations outside the process proved appropriate , preventing any material operational disruption to those units . As of now, the business is stable, and impacts have been limited , primarily reflected in a slowdown in new bids and the non - renewal of certain contracts . • In Brazil , in addition to the impacts observed internationally, the Company has faced a reputational challenge , in view of significant negative media exposure . Clients remain cautious regarding its financial health and operational continuity . Furthermore, some clients have reassessed their operational reliance on environment and response and have started seeking alternative service providers at least as an option . • To date, the most significant impact has been observed in the Environmental Operations segment, with key contracts being either terminated or resized to reduce clients’ exposure . A contraction in the Environmental business segment is still expected in the short - term . • Despite this impact , certain major clients have proactively engaged with Ambipar to better understand the associated risks and have demonstrated willingness to reinstate contracts, recognizing the Company’s service quality, operational scale, and capability to meet the demands of large corporations . • In this context , Ambipar understands that a rapid approval of the Judicial Recovery Plan is relevant to reduce clients’ risk perception, restore commercial confidence, and enable the Company to resume its growth and expansion trajectory . 13

# Ambipar Brazil | Contracts Backlog

Following the filing for judicial reorganization, the Company experienced a decline in its contract backlog, due to contracts cancellation and backlog consumption (normal course of business). The most significant impacts are being observed in the Environment business

## Contracts Backlog - Brazil (BRLm)

Following the JR filing, Ambipar had **~BRL 800 million backlog reduction**, of which **~40%** was due to **contracts cancellation (all Environment segment related)** and the **remainder** related to **backlog consumption** (contractual term, without any early renewal)

- Environment: (i) global companies' **risk mitigation policies** (expected recovery post-Plan approval) and (ii) **replacement** of Ambipar by **various regional companies** (likely to return due to lack of standardization and inferior service quality)
- Response: Ambipar is well-positioned in Brazil, making replacement more difficult. Although, JR has made clients more cautious about early renewals (standard practice) – renewals delayed to near contract expiry



Reduction of
BRL 542 M (-14,3%)
Reduction of
BRL 236 M (-10,9%)
Reduction of
BRL 778 M (-13,0%)
3.795
3.253
2.168
1.932
5.963
5.185
Environment
Response
Total
Sep-25
Dec-25

## Comments

### Environment

- Backlog reduction related to BRL 320m in contracts cancellation and BRL 222m in backlog consumption
  - Waste management: BRL 236m backlog reduction, of which BRL 57m relates to electronic waste-related with contracts difficult to reverse
  - Mining: BRL 181m backlog reduction, of which BRL 100m with relevant player in Minas Gerais State (Ambipar is still operating and replacing it should not be a simple task)
- Although the Company has been securing new contracts, volumes are expected to decline in the short term, with no significant pricing adjustments to maintain competitiveness.

### Response

- Backlog reduction due to normal backlog consumption (contractual terms - no contracts cancellation). These contracts typically feature early renewals, but clients have been more cautious post-JR, avoiding early renewals.
  - Air support emergency and fire response (BRL 71m) and industrial (BRL 54m) contracts
- Regulatory requirements and Ambipar's nationwide footprint make switching service providers more difficult.

Notes: Managerial and non-audited information

14

Ambipar Group | Competitive Advantages and Unique Value Proposition Broad and highly complementary portfolio of synergistic services, supported by a robust know - how reinforces differentiation and creates significant barriers to entry Company Highlights Environment s Response – Avenues for Organic Growth Irreplicable platform consisting of +600 bases, present in 23 different countries, with a highly skilled technical team and unique industry expertise, offering a comprehensive solution and superior value proposition to clients Longstanding commercial relationships with 25k+ clients, most of them with long - term contracts and relevant switching costs Complete mastery of the regulatory environment, positioning the Company as the first call for local public authorities and global companies seeking best practices Ambipar is well positioned to capture significant growth opportunities across its platform and key geographies, supported by a scalable and diversified business model Know - How Cross - Selling Significant untapped operations across multiple sectors and clients, offering in - house solutions to meet their demands with exclusive Ambipar know - how (end - to - end process), thereby creating a natural entry barrier for competitors Emergency waste originated in occurrences generate environmental recovery and waste management Response treatment, demands, creating a natural in house pathway to expand service scope while delivering a vertically integrated solution The Company operates in a large and fragmented market, which has driven its strategy of acquiring multiple regional players, with the objective of building an operational hub as its Brazil operations Response holds a significant position as the market leader and a key reference for local authorities, both in training public officials and in supporting real emergency occurrences, reinforcing its technical credibility, operational readiness, and long - term institutional relationships Brazil USA 15

Ambipar Group | Management Perspective (Organic Growth) – Brazil Environment Brazil is expected to see revenue contraction in 2026, with gradual volume recovery from 2027 onward, while Response should remain resilient given its structure, capillarity, and high barriers to entry Brazil – Judicial Recovery Perimeter Overall, 2026 is expected to be a year of volume and revenue contraction due to JR impacts (market challenge) . From 2027 onwards , the Company foresees to resume real growth through 2030 , gradually increasing its volume . EBITDA margin is projected to expand through 2030 , primarily driven by optimized structure and reduced operational costs • Recyclable Materials: The core of Environment business has been impacted by the termination of some contracts, with a significant reduction in volume expected. From 2027 onwards, it is projected to grow faster than other services. • Movement: The business has been impacted by the termination of key contracts, with a foreseen significant volume reduction in 2026 and modest volume growth between 2027 and 2030 • Effluents: The newest business of Ambipar is supposed to have lower impacts (no volume reduction in 2026) • Decarbonization: Disregarding the new project pipeline, the Company does not expect to secure new contracts in the short - term, resulting in lower revenue levels throughout the forecast period Brazil Brazil Given Ambipar’s relevant market share , its structure, capillarity , and high entry barriers for competitors , management does not expect significant impacts on revenue levels throughout the forecast period, with conservative real growth through 2030 . EBITDA margin is expected to expand, primarily driven by lower structure and operational costs . 16

Ambipar Group | Management Perspective (Organic Growth) – Foreign Entities Latin America Foreign operations have been less impacted than Brazil and are expected to drive revenue and margin expansion from 2026, led by North America Foreign Entities – Out of Judicial Recovery Perimeter Environment (Chile and Peru focus) : Lower gross margin than Brazil due to the absence of a manufacturing industry (focus on waste management in mines and installation of portable toilets) . Significant investment in GIRI ¹ (high idle capacity ~ 90% ) awaiting the reverse logistics bidding process in Chile (Re - Simple expected in 2026 ) to increase capacity utilization . – GIRI has a capacity of 60 kt/year and is expected to double Ambipar’s recyclable capacity utilization in LatAm following its full ramp - up . The bidding processes have not been scheduled and, at this time, its expected in 2026 Response : Focused on Emergency Response mainly in Chile, Peru and Colombia . No margin growth expectation. Europe has a well - structured operation in a mature market, with room for real growth and margin improvement, remaining the most profitable operation outside Brazil . North America • Operation has recently changed its management and is confident in its operational improvement strategy and margin expansion (cost reduction, negotiation of leasing contracts and integration of M&A transactions - family - owned companies with complementary portfolios). • Company’s focus is on diversifying services within the states where it operates and expansion to new locations (New Orleans / Tulsa), capacitating the entire Company to perform the activities of the newly acquired portfolios , in addition to ongoing operational enhancements. • Despite the expected improvements, the operation is likely to maintain EBITDA margins below the rest of Ambipar’s businesses, given its exposure to highly competitive regional markets (market leader has only 4 - 5% share). • England: maritime (oil spill) + rail / Ireland: industrial cleaning / Spain: maritime. Europe 17 Notes: (1) Waste sorting, pre - treatment, and preparation plant for recycling, located in Santiago (Chile)

Ambipar Environment | Pipeline – New Revenue Lines (Decarbonization) Ambipar maintains a robust decarbonization project pipeline, positioning the Company to capture growing demand across multiple industrial sectors driven by ESG commitments The Company evaluated 17 potential carbon credit projects (ARR and REDD+) ¹ . Over a 10 - year period, the projected discounted cash flow is estimated to range between BRL 5 . 5 billion and BRL 8 . 3 billion (Ambipar secures a percentage depending on the terms of each partnership agreement) Decarbonization I Carbon Credit Value Brazil 1 Companies are currently demonstrating a strong commitment to ESG and climate - related goals, driven by increasing global pressure from regulators, investors, and society Incentives to participate in the carbon neutrality value chain Nature Based Solutions Recognized multiple times as a leading developer of forest carbon projects (REDD+ and ARR) ¹, with proven know - how since 2008 and several international recognitions (including VERRA certifications) Integration with the Ambipar Ecosystem: It is integrated into a comprehensive environmental solutions chain, enabling the group to offer services ranging from waste management to full carbon footprint offsetting Ambipar maintains a robust pipeline of 17 projects in one of the company’s highest - margin business line and has the potential to gain greater representativeness within the overall business Strong Demand Solution Ambipar’s positioning and associated benefits (ARR and REDD+) ¹ 18 Notes: (1) ARR: Afforestation, Reforestation, and Revegetation ; REDD+: Reduction of Emissions from Deforestation and Forest Degradation

# Ambipar Response I Pipeline – New Revenue Lines (1/2)

Response currently has four major new projects in its pipeline, with potential USD 60 million annual EBITDA (~50% Company EBITDA increase). Up to USD 155 million in Capex is required, and securing financing is crucial for Ambipar to execute these projects

## 1 A-Port
**Brazil**

**Offshore logistics infrastructure and environmental services platform at Porto do Açu (Rio de Janeiro / Brazil), including decommissioning, storage, subsea construction support, etc**

Phase 1 with 5 slips



Phase 2 with 5 slips + 550m linear dock



**Expected ownership:**
At least 51%. Seeking minority partners

**Expected Start Date**
Construction: Jun/Jul-26
Operation: May-27

**Investments**:
Phase I: USD 90m
Phase II: USD 30m

**Estimated Net Revenues:**
Phase I: USD 71m / year
Phase II: USD 37m / year

**Estimated EBITDA Mg.:** 28%

**Status**: Internally approved. In advanced discussions with international strategic partner.

## 2 JV in the UAE
**United Arab Emirates (UAE)**

**Integrated Environmental & Emergency Services Platform in the UAE, purpose-built to support clients' operational, environmental, and risk governance**


ambipar®
response

**Expected ownership:**
Joint venture with 90%/10% (financial distribution for Ambipar), with priority in service provision to the other investor

**Expected Start Date**
Construction: Jun/Jul-26
Operation: Sep-26

**Investments**:
AED 32m

**Estimated Net Revenues**
AED 30m / year

**Estimated EBITDA Mg.:** 50%

**Status**: Documentation phase underway. Strategic engagement with International partner for potential expansion of Response capabilities in the UAE.

19

# Ambipar Response I Pipeline – New Revenue Lines (2/2)

Response currently has four major new projects in its pipeline, with potential USD 60 million annual EBITDA (~50% Company EBITDA increase). Up to USD 155 million in Capex is required, and securing financing is crucial for Ambipar to execute these projects

## 3 Rail Emergency Response

**United Arab Emirates**

**Integrated Railway Emergency Response and Resilience System for the 238 km rail corridor between the UAE and Oman, including life support ambulances, off-road fire engines, hazardous materials rescue units, water tenders, and related assets.**


UNITED ARAB EMIRATES
SULTANATE OF OMAN
KINGDOM OF SAUDI ARABIA



**Expected ownership:**
100% Ambipar

**Expected Start Date**
Sep-26

**Investments**:
USD 20m

**Estimated Net Revenues:**
USD 24m / year

**Estimated EBITDA Mg.:** 50%

**Status**: Project under development. Ambipar is engaged with the operator in shaping the technical emergency response architecture, establishing early positioning and strong competitive advantage for upcoming procurement phases.

## 4 Tank Cleaning

**Brazil**

**Tank cleaning project in São Sebastião (SP), Angra dos Reis (RJ), and Rio de Janeiro (RJ) – Brazil. Use of robotic solutions for automated cleaning, enabling oil recovery and reducing the estimated execution timeline (30 days instead of five months)**





**Expected ownership:**
100% Ambipar

**Expected Start Date**
May-26

**Investments**:
BRL 38m – already secured

**Estimated Net Revenues**
BRL 100m / year

**Estimated EBITDA Mg.:** 77%

**Status**: Awaiting the arrival of equipment from overseas.

20

Historical Figures 21

228 258 337 1.093 2.103 2.278 3.109 3.177 226 365 823 1.685 2.590 3.293 2.933 395 484 702 1.916 3.788 4.868 6.402 6.110 2018 2019 2020 2021 2024 2025 Managerial.¹ Environment 2022 2023 Response Ambipar Group | Historical Financials Over the past 5 years, Ambipar has shown strong revenue and EBITDA growth, driven by a consistent strategy of acquisitions and operational expansion, while maintaining resilient margins Net Revenue (BRLm) EBITDA (BRLm) and EBITDA Margin (%) CAGR 20/24 = 74% p.a. Inorganic growth driven by more than 75 M&A transactions between 2020 and 2024 2 5 20 17 28 Number of M&A Transaction 262 110 544 82 920 Estimate Env. Added Revenue 2 0 0 568 1.107 513 Estimate Response Added Revenue 2 25,6% 31,3% 33,8% 28,4% 26,1% 27,3% EBITDA Mg. Environment 16,9% 24,7% 20,9% 26,6% 28,2% 29,0% EBITDA Mg. Response 48 71 92 285 597 770 973 812 106 232 449 542 814 495 112 132 198 517 1.046 1.312 1.787 1.306 28,4% 27,3% 28,2% 27,0% 27,6% 26,9% 27,9% 21,4% 2018 2019 2020 2021 2022 2023 2024 2025 Managerial.¹ Environment Response EBITDA Mg. 22 Notes: (1) FY2025 Managerial information / Non - Audited | (2) The impact of the acquired companies may not have been fully reflected in the year of acquisition, with the most significant effects materializing in the subsequent year.

Cash and Cash Equivalents and Financial Investments 23

# Ambipar Group | Cash and Cash Equivalents and Financial Investments (UNAUDITED)

## Consolidated Figures[1] [UNAUDITED] (BRL '000)

| | Dec-25 | Sep-25 |
|---|---|---|
| (=) Cash and cash equivalent | 250.781 | 387.914 |
| (=) Financial investments in first tier banks [2] | 44.400 | 227.292 |
| (=) Financial investments and Others | 2.277.638 | 2.981.589 |
| (A) *Investment Funds - Judicial Claims* | *1.219.552* | *1.209.615* |
| (B) *Investment Funds - Credit Rights* | *83.959* | *809.568* |
| (C) *Financial investments in second tier banks* | *247.347* | *247.347* |
| (D) *Cash Collateral Deposits* | *160.441* | *160.441* |
| (E) *Other Investment Funds – Equity [3]* | *566.339* | *554.618* |
| (=) Total | 2.572.820 | 3.596.796 |

**Breakdown by Region**

| | (Feb/26) | (Dec/25) |
|---|---|---|
| Brazil | 170.027 | 147.623 |
| LATAM | 61.137 | 71.988 |
| North Am. | 17.141 | 50.368 |
| UK | 31.831 | 25.202 |
| **Total** | **280.135** | **295.181** |

## Comments

**(A)** **Judicial Claims:** quotas of a fund whose assets were investments (CDBs) with financial institutions up to early September and subsequently replaced by *pré-precatórios* federal claims in the amount of BRL 1.2 bi (face value)

**(B)** **Credit Rights:** quotas of fund Fênix FIDC. The reduction in the asset's line as of Dec-25 corresponds to a BRL 761m write-off that resulted from a provision for a significant portion of the credit rights that are assets of the FIDC, as they relate to a company currently under JR (Ambipar). This adjustment therefore has a corresponding impact on P&L, but no cash effect

**(C)** **Financial investments in second tier banks:** Investments held in a financial institution currently undergoing regulatory liquidation process (Liquidation has not started as of December 2025)

**(D)** **Cash Collateral Deposits:** cash deposits posted as counter guarantee in connection with derivatives transactions. In the Company`s understanding, the credits related to such derivatives transactions are subject to the JR proceeding, and the Company is seeking a court order to release these cash deposits

**(E)** **Other Investment Funds:** BRL 33m representing a 40% stake in Parquetur (support services for natural parks visitation, focused on nature conservation and protection); and BRL 533m, equivalent to 23% of EMAE's share capital (EMAE3:B3) [3] [4]

Notes: (1) Data provided is unaudited, and none of the company and its representatives make any representation with respect to the accuracy of such information, which is subject to changes | (2) All first tier banks financial Investments are held in Brazil and mainly at the holding level | (3) Historical valuation of EMAE as of Dec/25, based on management's estimates at the time | (4) During the second quarter of 2026, the Company fully exited its investment in EMAE. As of the date of this material, the Company no longer holds any interest in such entity

24

Capital Structure - Indebtedness 25

# Ambipar Group | Corporate Structure

The Ambipar Group operates through a corporate structure organized into two operational verticals - Environment and Response

## Summary Corporate Structure



Ambipar Particip. e Empreend. S.A. (AMBP3:B3)
in JR
2,06
100%
71%
100%
100%
Environmental ESG Particip. S.A.
in JR
2,26
Ambipar Emergency Response (AMBI:NYSE)
in JR and Ch11
Ambipar Lux S.à.r.l
in JR
5,64
Ambipar Incorporation Investments Ltda
in JR
0,01
100%
Emergências Particip. S.A.
in JR
0,80
Subs ESG (Brazil and LATAM)
39 brazilian subsidiaries in JR
0,58
Subs Response (Brazil, LATAM, North America and Europe)
24 brazilian subsidiaries in JR
0,20
JR Debt 1 (BRL bn)2

## Comments

- Ambipar filed for Judicial Recovery in Brazil on October 20th 2025, covering the Brazilian operational entities within the Environment and Response verticals, while keeping the remaining international operations outside the restructuring perimeter
- Certain subsidiary entities were not included in the JR proceedings. The determination of the restructuring perimeter resulted from a detailed, non-cumulative assessment of several factors, including: (i) the group's corporate structure; (ii) the debt profile and guarantee arrangements across the group and at the level of each subsidiary; (iii) the activities and specific characteristics of each entity; and (iv) the existence of cross-guarantees and the potential acceleration of significant financial obligations
- Foreign subsidiaries were excluded from the perimeter of the JR/Chapter 11 as they did not require judicial protection to maintain operational continuity. Including these entities would have caused unnecessary commercial disruption, risk termination of strategic contracts, and jeopardize critical bank guarantee arrangements in jurisdictions such as Chile. Maintaining the autonomy of international operations preserves value for all stakeholders while allowing for direct negotiations with creditors to regularize obligations.

Notes: (1) Includes all debts under Judicial Recovery (financial, suppliers, labor, etc.). Does not consider guarantees (aval) posted by Ambipar Participações and Emergência Participações to BTG Chile (USD 36m - Environment) and Itaú USA (USD 119m - Response), respectively. It does not consider intercompany amounts | (2) USD / BRL = 5,3112 (09/23/2025)

26

# Ambipar Group | Indebtedness Level

The Group's consolidated indebtedness totals approximately BRL 13.3 billion

## Consolidated Indebtedness Level[1] (BRLm) – Sep/25

| | | Environment | Response | Holdings[2] | Total |
|---|---|---|---|---|---|
| **(+) JR Debt (Unsecured)** | A | **3.197** | **1.005** | **7.349** | **11.551** |
| Financial Creditors[3] | | 2.185 | 491 | 7.349 | 10.025 |
| M&A | | 435 | 485 | - | 920 |
| Suppliers | | 568 | 26 | - | 594 |
| Labor Claims | | 6 | 2 | - | 8 |
| Civil Claims | | 3 | 1 | - | 5 |
| **(+) BR Non-Subject Debt (Secured)** | B | **660** | **135** | **-** | **795** |
| Leasing, Finames, CDCs and Others | | 660 | 135 | - | 795 |
| **(+) Debt in Foreign Entities[4]** | C | **319** | **661** | **-** | **980** |
| North America | | - | 594 | - | 594 |
| *Loans* | | *-* | *478* | *-* | *478* |
| *Asset Financing* | | *-* | *116* | *-* | *116* |
| LATAM | | 319 | 53 | - | 372 |
| *Loans* | | *232* | *21* | *-* | *253* |
| *Asset Financing* | | *86* | *32* | *-* | *118* |
| UK | | - | 14 | - | 14 |
| **(=) Total** | | **4.176** | **1.801** | **7.349** | **13.326** |

## Comments

**(A) Judicial Recovery Debt:** The JR debt predominantly arises from financial liabilities and is largely concentrated in the holding companies. Ambipar does not recognize the existence of creditors in Class II (secured creditors), and therefore, all JR claims are considered unsecured

**(B) BR Non-Subject Debts:** The Company has outstanding balances related to the financing and leasing of trucks and equipment used in its operations, with the respective assets pledged as collateral. In certain cases, the return of unused trucks is being negotiated in exchange for a reduction of the outstanding payment obligations

**(C) Debt in Foreign Entities:** Outside the perimeter of the Judicial Recovery, the Company has outstanding balances in its North America (approx. BRL 594 million), LATAM (approx. BRL 372 million), and Europe (approx. BRL 14 million) operations

- LATAM: debt mainly maturing from 2028 onwards, with an average interest rates estimated in 8,2%

Notes: (1) BRL / USD = 5,3112 (09/23/2025); Does not consider tax installments and intercompany amounts. | (2) ) Includes Ambp Part. Empreend., Ambp Incorp. Invest. and Ambp Lux | (3) Does not consider guarantees (aval) posted by Ambipar Participações and Emergência Participações to BTG Chile (USD 36m - Environment) and Itaú USA (USD 119m - Response), respectively. | (4) Considers only financial outstanding amounts at foreign entities

27

# Ambipar Group | Equity Interest Transfers

Detailing of equity interest transfers completed since the Pre-Injunction filing, related to pre-existing agreements whose associated liabilities are subject to the JR process

## Transfer of Equity Interests since Pre-Injunction Filing[1]

| Company | Segment | % Pre-Injunction ownership | % Post-Injunction ownership | Total Amount in JR (BRLm) |
|---|---|---|---|---|
| Ambipar Response Tank Cleaning | Response | 51% | 100% | 235 |
| Ambipar ESG Brasil | Environment | 51% | 100% | 162 |
| Ambipar Environmental Suprema Industrial Solutions | Environment | 70% | 100% | 145 |
| Ambipar Response Espírito Santo | Response | 70% | 100% | 82 |
| Ambipar Response Emergency Medical Services R | Response | 70% | 100% | 72 |
| Ambipar Response Industrial Services | Response | 51% | 100% | 42 |
| JM Serviços Integrados | Response | 70% | 100% | 25 |
| Terra Drone Brasil Serviços de Engenharia | Response | 51% | 100% | 23 |
| Ambipar Environmental Machines | Environment | 80% | 100% | 21 |
| Ambipar Response Marine | Response | 90% | 100% | 3 |
| Ambipar Response Maritime Services PDA | Response | 60% | 100% | 2 |
| **Total** | | | | **812** |

## Comments

- Since the Pre-Injunction filing, the only equity interest transfers completed relate to minority stakes in the Group's subsidiaries, resulting in 100% ownership, in compliance with pre-existing agreements. The related liabilities were included in the Judicial Recovery (to be paid accordingly with the JR Plan)
- Other claims (~BRL 110m) classified as M&A claims in the List of Creditors, but not comprised in the table, are related to earn-outs and other commitments set out in the SPAs. Additionally, certain liabilities related to the acquisition of equity interests remain illiquid. Once liquid, they will be added to the amounts presented in the table and settled in accordance with the Judicial Restructuring Plan

Notes: (1) The table reflects the Transfers of Equity Interests since the Pre-Injunction Filing negotiated through March 2026

28

P&L Projections 29

# Ambipar Group | Financial Projections – Main Assumptions (without New Revenue Lines)

No significant growth is considered for 2026, as the operations in Brazil — particularly in Environment — are affected by the Judicial Reorganization process. Operations in the U.S. and Europe are expected to contribute positively to the consolidated results

| Topic | Main Assumptions |
|---|---|
| **Revenue** [1]<br>(Market challenge in 2026 and growth from 2027 onwards) | • In general, **the Environment operations have been more affected** by the JR process, with their **size in Brazil expected to decline** by 12% YoY in 2026 (mainly due to volume decrease in Recycled Materials and Movement). **Following Plan approval**, the business is **expected to resume growth** (modest volume growth with an annual inflation price adjustment) driven by improved client confidence.<br>• Response operations **have been less impacted** than Environment and are **expected to grow** (modest utilization rate increase with an annual inflation price adjustment) **from 2026 onwards**, with **highlight** to the **US operation.** |
| **COGS**<br>(Labor-intensive business) | • Both **Environment and Response are labor-intensive businesses**, with (i) **personnel costs** representing approximately **50%–60%** of total COGS and (ii) **third-party services** (specialized labor, **~15%–20%**). |
| **Leasing Costs** [1]<br>(Ongoing negotiations with suppliers) | • The Company incurs lease expenses related to truck, equipment, and real estate leases, which support the continuity of its operations.<br>• In Brazil, the Company has **been implementing measures to reduce lease-related expenses (ongoing negotiations)** by returning underutilized vehicles and equipment and renegotiating monthly payments. These measures are **expected to have a significant positive impact starting in 2026**. |
| **EBITDA and EBITDA Margin**<br>(Margin expansion due to cost reductions) | • **Brazil**: **Recurring EBITDA margins expansion expected from 2026 onwards**, driven by **leasing cost renegotiations**. By 2031, when the businesses reach maturity, Environment is foreseen to achieve ~20% EBITDA margin and Response 23%<br>• **North America**: The region is expected to **deliver the most significant EBITDA margin ramp-up**, increasing from zero in 2025 to 13% in 2030. These improvements relate to new management's operational initiatives (topline expansion and costs / leasing reductions)<br>• **Europe and LatAm**: no significant changes for both regions |
| **Capex**<br>(Lower expansion capex expected) | • **Expansion capex** (fleet acquisition / new facilities) **is not expected to represent a material cash outflow**, given the maintenance of the current structure<br>• **Maintenance capex (truck / equipment maintenance)** around 6% of Net Revenue for Environment and Response |
| **Working Capital**<br>(Supplier payment terms reduction) | • **Accounts Payable**: **Shorter payment terms** (most of them in advance / upfront) with suppliers since the JR filing. With **Plan approval** and strengthened partnerships with strategic suppliers, **payment terms are expected to return to historical levels** (~70 days in Response and 65 in Environment).<br>• **Accounts Receivables and Inventory**: **No material changes** in days outstanding are expected throughout the forecast period |

Notes: (1) All prices are indexed to inflation in their respective regions and to FX fluctuations

30

# Ambipar Group | Historical Financials

The projection baseline is based upon 2025 managerial results, excluding non-recurring / accounting effects reflected in the accounting results

## 2025 P&L Build-Up I BRLm

| | Actual | | | | | | | Forecast | |
|---|---|---|---|---|---|---|---|---|---|
| | (=) 1S25 Financial Stat. | (-) Mecbrum (A) | (-) Asset Sales (B) | (-) Liabil. Write-off (C) | (+) Consolid. Impacts (D) | (+) Others | (=) 1S25 Adjusted [1] | (+) 2S25 Adjusted [1] | (=) 2025 Adjusted [1] |
| **(=) Net Revenue** | **3.510** | **(351)** | **(266)** | **0** | **80** | **94** | **3.076** | **3.034** | **6.110** |
| *Environmental* | *1.961* | | | | | | *1.605* | *1.572* | *3.177* |
| *Response* | *1.550* | | | | | | *1.471* | *1.462* | *2.933* |
| (-) COGS + SG&A | (2.372) | 176 | 52 | (69) | (60) | (80) | (2.362) | (2.442) | (4.804) |
| **(=) EBITDA IFRS** | **1.138** | **(174)** | **(214)** | **(69)** | **20** | **14** | **715** | **591** | **1.306** |
| *% Net Revenue* | *32,4%* | | | | | | *23,2%* | *19,5%* | *21,4%* |
| *Environmental* | *700* | | | | | | *458* | *354* | *812* |
| *Response* | *438* | | | | | | *256* | *239* | *495* |
| *% Margin Env.* | *35,7%* | | | | | | *28,5%* | *22,5%* | *25,6%* |
| *% Margin Resp.* | *28,3%* | | | | | | *17,4%* | *16,3%* | *16,9%* |

## Comments

**(A) Mecbrum Effects:** Exclusion of Mecbrum, material handling segment company, from Ambipar's consolidated results, due to the non-fulfillment of precedent conditions of the transaction. Therefore, its contributions are not considered in Ambipar's forecast.

**(B) Asset Sales:** Gains from asset sales executed above their book value contributed the results in 1S25. This assumption is not considered in the projections, since the fleet is gradually renewed (only maintenance capex considered).

**(C) Liabilities Write-off:** Agreement at Witt O'Brien's' level involving the write-off of liabilities related to the transfer of receivables to WOB's former shareholders at a discount

**(D) Consolidation Impacts:** Positive effect arising from the consideration of 100% of the results of acquired companies, whereas, from an accounting perspective, only the months following the effective consolidation are recognized.

Notes: (1) Adjusted Values: FY2025 Managerial information / Non-Audited

31

# Ambipar Group | P&L Projections – Short Term

No significant growth is considered for 2026, as the operations in Brazil — particularly in Environment — are affected by the Judicial Reorganization process. U.S. and Europe operations are expected to contribute positively to the consolidated results

## 2026 EBITDA Build Up (BRLm)

| | 2025 Adj. [1] | (+/-) Variation | (=) 2026 | Brazil | Latam | North America | Europe |
|---|---|---|---|---|---|---|---|
| **(=) Net Revenue** | 6.110 | **(132)** | 5.978 | 3.556 | 939 | 1.242 | 241 |
| *Environmental* | 3.177 | (276) | 2.901 | 2.209 | 692 | - | - |
| *Response* | 2.933 | 144 (A) | 3.077 | 1.346 | 248 | 1.242 | 241 |
| (-) COGS + SG&A | (4.804) | 96 | (4.708) | (2.667) | (767) | (1.088) | (187) |
| **(=) EBITDA IFRS** | 1.306 | **(36)** (B) | 1.270 | 889 | 173 | 154 | 54 |
| *% Net Revenue* | 21,4% | -0,1p.p. | 21,2% | 25,0% | 18,4% | 12,4% | 22,4% |
| *Environmental* | 812 | (159) | 653 | 534 | 119 | - | - |
| *Response* | 495 | 123 | 617 | 355 | 54 | 154 | 54 |
| *% Margin Environmental* | 25,6%. | -3,1p.p. | 22,5% | 24,2% | 17,2% | - | - |
| *% Margin Response* | 16,9% | 3,2p.p. | 20,1% | 26,4% | 21,8% | 12,4% | 22,4% |
| (-) Leasing | (498) | 165 (C) | (333) | (218) | (42) | (64) | (9) |
| **(=) Recurring EBITDA** | 809 | **129** | 937 | (E) 670 | 131 | 91 | 45 |
| *% Net Revenue* | 13,2% | 2,4p.p. (D) | 15,7% | 18,9% | 13,9% | 7,3% | 18,8% |
| *Environmental* | 503 | (32) | 471 | 385 | 86 | - | - |
| *Response* | 306 | 161 | 467 | 286 | 45 | 91 | 45 |
| *% Margin Environmental* | 15,8% | 0,4p.p. | 16,2% | 17,4% | 12,4% | - | - |
| *% Margin Response* | 10,4% | 4,7p.p. | 15,2% | 21,2% | 18,2% | 7,3% | 18,8% |

## Comments

**(A)** **Net Revenue Growth:** Environment business in Brazil has been impacted by the JR process, leading to a slight revenue decrease (termination of contracts), while the Response business, particularly in the US, considers a top line growth driven by operations in new locations.

**(B)** **EBITDA IFRS:** Margins remain stable driven by the performance of operations outside of Brazil, particularly in the US and Europe, which are expected to show efficiency gains and more stable commercial dynamics compared to the Brazilian operations (JR impacts).

**(C)** **Lease Contract Expenses:** Truck and equipment leasing expenses. The Company has been implementing measures to reduce lease-related expenses by returning underutilized vehicles and equipment and renegotiating monthly payments (ongoing negotiations).

**(D)** **Recurring EBITDA:** Improvement in the EBITDA margin is expected mainly from cost-reduction efforts on lease contracts (ongoing discussions).

**(E)** **EBITDA Margin by Region:** Excluding Brazil, the European operation is more structured and shows the highest expected EBITDA margin for 2026. Despite the impacts of the JR process on operations in Brazil, margins in the Environment and Response businesses remains higher than the others, reflecting greater business maturity and a more favorable competitive landscape.

Notes: (1) Adjusted Values: FY2025 Managerial information / Non-Audited

32

Ambipar Group | P&L Projections – Consolidated In the long term, the Company stabilizes with an IFRS EBITDA margin of 23.6%, driven mainly by operational improvements in Response and the recovery of the Environment business following the approval of the JR Plan Consolidated P&L (BRLm) Comments Long - Term Revenue Growth : Modest volume and utilization rate growth with annual inflation price adjustments, from 2027 to 2030 , and growth equivalent to inflation from 2031 onwards . Response segment surpasses Environment in size, primarily driven by (i) foreign operations expansion and (ii) expected revenue decline in Environment in 2026 . (B) Recurring EBITDA IFRS : The Company is expecting to deliver a ramp - up in EBITDA margin through 2030 , primarily driven by efforts to improve operational performance, reaching higher levels in Response compared to 2025 and similar levels in Environment . (C) Leasing Costs : Truck and equipment leasing expenses . After the expected reduction in leasing costs in 2026 (ongoing negotiation), it is adjusted by inflation in the following years . (D) Recurring EBITDA : The Company is expecting to deliver a significant ( - ) SG&A (191) (188) (195) (202) (208) (215) (1.192) (1.408) 11.246 9.516 1.722 1.616 1.502 1.385 1.270 1.306 (=) Recurring EBITDA IFRS 23,5% 23,5% 23,6% 23,1% 22,6% 22,0% 21,2% 21,4% % Net Revenues 5.609 4.754 860 814 765 709 653 812 Environment 5.636 4.762 861 802 737 675 617 495 Response 25,0% 24,9% 24,9% 24,5% 24,1% 23,4% 22,5% 25,6% % NR Environment 22,3% 22,3% 22,3% 21,9% 21,3% 20,7% 20,1% 16,9% % NR Response (A) 2036 - 2040 2031 - 2035 2030 2029 2028 2027 2026 2025 Adj. 1 47.754 40.433 7.311 6.981 6.644 A 6.305 5.978 6.110 (=) Net Revenue 4,7% 5,1% 5,4% 5,5% - 2,2% % Growth 22.468 19.071 3.453 3.323 3.181 3.037 2.901 3.177 Environment 25.285 21.363 3.857 3.657 3.462 3.268 3.077 2.933 Response (35.100) (29.725) (5.374) (5.157) (4.940) (4.726) (4.520) (4.612) ( - ) COGS B margin increase compared to 2025, mainly by leasing costs reduction (2.406) (2.035) (383) (377) (365) C (350) (333) (498) ( - ) Leasing and margin increase in the US operation. 8.839 7.482 1.338 1.239 1.138 1.035 937 809 (=) Recurring EBITDA 18,5% 18,5% 18,3% 17,7% 17,1% 16,4% 15,7% 13,2% % Net Revenues 4.312 3.655 650 605 563 D 517 471 503 Environment 4.528 3.826 689 634 574 518 467 306 Response 19,2% 19,2% 18,8% 18,2% 17,7% 17,0% 16,2% 15,8% % NR Environment 17,9% 17,9% 17,9% 17,3% 16,6% 15,9% 15,2% 10,4% % NR Response 33 Notes: (1) Adjusted Values: FY2025 Managerial information / Non - Audited

Ambipar Group | P&L Projections - Environment Environment business has been significantly impacted by the JR, with a reduction in scale expected for 2026. Following the JR Plan approval, it is expected to resume growth and stabilize its IFRS EBITDA margin at 25.0% in the long term Environment P&L (BRLm) Comments (A) Long - Term Revenue Growth : Modest volume growth with annual inflation price adjustments, from 2027 to 2030 , and growth equivalent to inflation from 2031 onwards . The Company expects a 12 % top - line reduction in its Brazilian operations for 2026 and a marginal increase in its LatAm operations – Brazil: Contracts prices indexed to IPCA – LatAm: Contracts prices indexed to CPI LatAm (B) Recurring EBITDA IFRS : Despite stronger LatAm margin expansion (driven by improved GIRI utilization and business maturity), it fails to offset Brazil's margin decline, resulting a run - rate margin slightly below 2025 levels for the Environment business . (C) Recurring EBITDA : Expected leasing cost reductions should offset JR operational impacts, driving consolidated and regional run - rate margins above 2025 levels . 2036 - 2040 2031 - 2035 2030 2029 2028 2027 2026 2025 Adj. 1 22.468 19.071 3.453 3.323 3.181 A 3.037 2.901 3.177 (=) Net Revenue 3,9% 4,5% 4,8% 4,7% - 8,7% % Growth 17.096 14.402 2.596 2.499 2.397 2.302 2.209 2.518 Brazil 5.372 4.669 858 824 784 735 692 658 LatAm (15.681) (13.318) (2.412) (2.335) (2.247) (2.164) (2.090) (2.206) ( - ) COGS (1.178) (998) (181) (175) (169) (163) (158) (159) ( - ) SG&A 5.609 4.754 860 814 765 709 653 812 (=) Recurring EBITDA IFRS 25,0% 24,9% 24,9% 24,5% 24,1% 23,4% 22,5% 25,6% % Net Revenues 4.446 3.743 674 641 606 568 534 700 Brazil 1.164 1.011 186 173 159 141 B 119 112 LatAm 26,0% 26,0% 26,0% 25,6% 25,3% 24,7% 24,2% 27,8% % NR Brazil 21,7% 21,7% 21,7% 21,0% 20,2% 19,2% 17,2% 16,9% % NR LatAm (1.254) (1.062) (204) (202) (196) (187) (177) (304) ( - ) Leasing 4.355 3.692 656 611 569 522 476 508 (=) Rec. EBITDA ex Holding 19,4% 19,4% 19,0% 18,4% 17,9% 17,2% 16,4% 16,0% % Net Revenues 3.425 2.883 507 474 446 416 390 432 Brazil 930 809 149 137 124 107 86 76 LatAm 20,0% 20,0% 19,5% 19,0% 18,6% C 18,1% 17,6% 17,1% % NR Brazil 17,3% 17,3% 17,3% 16,6% 15,8% 14,5% 12,4% 11,6% % NR LatAm (43) (36) (7) (6) (6) (6) (5) (5) ( - ) Holding Leasing 4.312 3.655 650 605 563 517 471 503 (=) Recurring EBITDA 19,2% 19,2% 18,8% 18,2% 17,7% 17,0% 16,2% 15,8% % Net Revenues 34 Notes: (1) Adjusted Values: FY2025 Managerial information / Non - Audited

Ambipar Group | P&L Projections - Response The Response business, less impacted by JR, is expected to deliver short - term IFRS EBITDA margin expansion and to stabilize at ~22.3% run - rate margin Response P&L (BRLm) Comments (A) Long - Term Revenue Growth : North America operations are foreseen to achieve the most significant growth (CAGR 27 - 30 : 7 . 7% ), driven by US operations, emerging as the largest segment and overtaking Brazil in scale . Operations in North America and Europe ( 6 . 1% ) present a higher CAGR than Brazil ( 4 . 1% ) due to their earlier stage of maturity and greater room for growth – Brazil : Contracts prices indexed to IPCA – North America, LatAm and Europe : Contract prices indexed to each region’s CPI (B) Recurring EBITDA IFRS and Recurring EBITDA: – Given the Company’s relevant market share, capillarity and the high barriers to entry for competitors, Brazil remains the strongest Response operation, delivering the highest EBITDA margin . – In North America, despite the improvements foreseen by management, margin levels are expected to remain below other regions due to market - specific dynamics (highly competitive regional markets) . – Europe and LatAm are smaller operations with similar margin terms profile, contributing positively to the Company’s overall results, although no significant margin expansion is expected throughout the period . 2036 - 2040 2031 - 2035 2030 2029 2028 2027 2026 2025 Adj. ¹ 25.285 21.363 3.857 3.657 3.462 A 3.268 3.077 2.933 (=) Net Revenue 5,5% 5,6% 5,9% 6,2% 4,9% % Growth 10.424 8.777 1.581 1.528 1.463 1.400 1.346 1.330 Brazil 11.029 9.286 1.673 1.545 1.433 1.340 1.242 1.149 North America 1.735 1.508 277 269 262 255 248 235 LatAm 2.097 1.792 326 316 305 273 241 219 Europe (19.419) (16.407) (2.961) (2.822) (2.692) (2.562) (2.429) (2.406) ( - ) COGS (230) (193) (35) (34) (33) (31) (30) (32) ( - ) SG&A 5.636 4.762 861 802 737 675 617 495 (=) Recurring EBITDA IFRS 22,3% 22,3% 22,3% 21,9% 21,3% 20,7% 20,1% 16,9% % Net Revenues 2.863 2.410 434 420 395 371 355 389 Brazil 1.895 1.595 289 249 214 186 154 18 North America 391 340 62 60 58 56 54 49 LatAm 488 417 76 73 71 62 54 38 Europe 27,5% 27,5% 27,5% 27,5% 27,0% B 26,5% 26,4% 29,2% % NR Brazil 17,2% 17,2% 17,3% 16,1% 14,9% 13,9% 12,4% 1,6% % NR North America 22,6% 22,6% 22,6% 22,4% 22,2% 22,0% 21,8% 21,0% % NR LatAm 23,2% 23,2% 23,2% 23,2% 23,2% 22,8% 22,4% 17,3% % NR Europe (1.109) (936) (173) (168) (163) (157) (151) (189) ( - ) Leasing 4.528 3.826 689 634 574 518 467 306 (=) Recurring EBITDA 17,9% 17,9% 17,9% 17,3% 16,6% 15,9% 15,2% 10,4% % Net Revenues 2.357 1.984 354 340 318 298 286 287 Brazil 1.415 1.191 216 179 146 120 91 (56) North America 330 287 53 51 49 47 45 43 LatAm 426 364 66 64 62 B 54 45 32 Europe 22,6% 22,6% 22,4% 22,3% 21,8% 21,3% 21,2% 21,6% % NR Brazil 12,8% 12,8% 12,9% 11,6% 10,2% 8,9% 7,3% - 4,8% % NR North America 19,0% 19,0% 19,0% 18,8% 18,6% 18,4% 18,2% 18,3% % NR LatAm 20,3% 20,3% 20,3% 20,3% 20,3% 19,6% 18,8% 14,4% % NR Europe 35 Notes: (1) Adjusted Values: FY2025 Managerial information / Non - Audited

Ambipar Group Cash Flow Projections 36

# Ambipar Group | Cash Flow

Based on the proposed restructuring terms, the Company is expected to achieve a leverage ratio of 3.1x by 2034, after the full repayment of the New Notes and the refinancing through a new debt

## Consolidated Cash Flow (BRLm)

| | | 2026 | 2027 | 2028 | 2029 | 2030 | 2031 | 2032 | 2033 | 2034 |
|---|---|---|---|---|---|---|---|---|---|---|
| **(=) EBITDA Cash** | | **829** | **1.026** | **1.129** | **1.230** | **1.338** | **1.398** | **1.446** | **1.495** | **1.545** |
| (+/-) Δ Working Capital and Taxes [1] | | 203 | (89) | (86) | (76) | (152) | (132) | (144) | (140) | (135) |
| (-) Capex | A | (381) | (420) | (444) | (440) | (439) | (433) | (448) | (463) | (479) |
| *Maintenance* | | *(354)* | *(371)* | *(388)* | *(404)* | *(419)* | *(433)* | *(448)* | *(463)* | *(479)* |
| *Expansion* | | *(27)* | *(49)* | *(57)* | *(36)* | *(20)* | - | - | - | - |
| **FCFF** | | **652** | **518** | **599** | **715** | **747** | **833** | **854** | **892** | **932** |
| (-) Non-Subject Liabilities | B | (301) | (229) | (147) | (116) | (74) | (9) | (2) | - | - |
| (+/-) Capex Financing | | 14 | 22 | 19 | (2) | (15) | (26) | (23) | (19) | (12) |
| (-) Leasing Negotiation | C | (104) | (113) | (117) | (117) | (108) | (103) | (107) | (27) | (12) |
| (+) New Projects Impact [2] | D | - | - | - | 57 | 108 | 100 | 105 | 115 | 128 |
| **Cash Available for Debt Service** | | **260** | **198** | **355** | **536** | **659** | **794** | **826** | **961** | **1.035** |
| (-) Debt Service | E | (128) | (117) | (371) | (672) | (767) | (784) | (803) | (7.669) | (48) |
| *New Notes USD 925M [3]* | | - | - | (240) | (491) | (506) | (522) | (539) | (7.426) | - |
| *Others* | | (128) | (117) | (130) | (181) | (261) | (261) | (265) | (243) | (48) |
| (+/-) Financial Income | | 34 | 38 | 50 | 49 | 43 | 43 | 48 | 44 | 38 |
| (+/-) New Debt | F | 6 | 3 | 3 | 1 | 1 | 1 | 1 | 6.514 | (895) |
| **Cash Variation** | | **172** | **122** | **37** | **(85)** | **(65)** | **54** | **71** | **(150)** | **130** |
| **Cash and Equivalents BoP.** | | **295** | **468** | **590** | **627** | **542** | **477** | **532** | **603** | **453** |
| **Cash and Equivalents EoP.** | | **468** | **590** | **627** | **542** | **477** | **532** | **603** | **453** | **583** |
| *Adjusted Net Debt/ EBITDA IFRS* | | 5,12 x | 4,32 x | 4,01 x | 3,81 x | 3,62 x | 3,49 x | 3,37 x | 3,24 x | 3,12 x |

## Comments

**(A)** **Capex:** Budget allocated to maintenance capex for operating assets and company-funded strategic expansion capex

**(B)** **Non-Subject Liabilities:** Contractual payment schedule for creditors holding guarantees over fleet, equipment and machinery (CDCs, leasing agreements, Finame and other facilities) and payment reduction from ongoing negotiations with truck companies

**(C)** **Leasing Negotiations:** ongoing negotiations with leasing companies to reschedule payments

**(D)** **New Projects Impacts:** Projected cash inflows from the execution of new revenue-generating projects structured through SPVs with third-party capital participation

**(E)** **Debt Service:** Debt in foreign entities and restructured debt to be paid by the Company according to the Plan

**(F)** **New Debt:** Refinancing upon the maturity of the New Notes to repay the outstanding debt and maintain adequate liquidity levels.

Notes: (1) This analysis does not consider eventual taxes impacts from debt conversion / haircut. | (2) SPV structuring assumptions contemplate third-party financing, with cash inflows to Ambipar generated through dividend distributions corresponding to Ambipar's ownership in the SPVs | (3) Additional premium payments may be added to the cost of the New Notes and funded through the monetization of non-core assets

37

Líder global em soluções ambientais. vendas@ambipar.com 38 +55 11 3526 - 3526 | +55 19 99999 - 9584

Annex 39

Brazil | Renegotiation of Lease Contracts (Ongoing) The Company has been implementing measures to reduce lease - related expenses by returning underutilized vehicles and equipment and renegotiating monthly payments Annual Operating Lease Payment - Brazil (BRLm) | Reconciliation 2025 vs. 2026 Comments 63 199 113 375 (118) (27) (21) 210 9 218 (+) Supplier 1 (+) Supplier 2 (+) Others Managerial Total 2025 ( - ) Supplier 1 Negotiation ( - ) Supplier 2 Negotiation ( - ) Other Negotiation Adjusted Total 2025 (+) Inflation Estimated Total 2026 Annual Operating Lease Payment (BRLm) (A) Negotiation with Supplier 1 : involves (i) the return of more than 300 underutilized assets and (ii) the unwinding of the sale & leaseback transaction for more than 1 , 100 trucks through installment payments over 84 months (debt schedule below) . As a result, there will be a sharp reduction in the monthly lease payments (expected reduction of ~BRL 16 million per month) . (B) Negotiation with Supplier 2 : involves the return of part of the fleet and the transfer of underutilized assets as payment - in - kind, along with the renegotiation of monthly leasing payments (expected reduction of ~BRL 3 . 6 million in average per month, in a customized schedule) and settlement over 49 months . A B 2032 2031 2030 2029 2028 2027 2026 2025 PF ¹ 104 101 97 94 91 88 85 199 Supplier 1 34 33 48 52 51 46 38 B 63 Supplier 2 117 113 109 105 101 98 96 113 Others 255 247 254 252 243 231 218 375 Total Brazil Leasing 138 134 129 125 122 118 114 117 (+) Leasing Outside Br 393 380 383 377 365 350 333 493 Total Operating Leasing 40 Notes: (1) Pro Forma figures: FY2025 Managerial information / Non - Audited 2032 2031 2030 2029 2028 2027 2026 (12) (72) (63) (53) (42) (28) 0

# Brazil | Negotiations of Non-Subject Liabilities (Finame, CDC, and Leasing)

In addition to lease contracts, the Company has been implementing measures to reduce costs related to CDC, Finame, and leasing agreements, primarily through the return of vehicles and equipment to offset outstanding balances

## Impacts of the Negotiation | Outstanding Balance in BRLm



A
B
80
53
667
800
(70)
(21)
709
(+) Truck Company 1
(+) Truck Company 2
(+) Others
Non-Subject Balance
(-) Truck Comp. 1 Negotiation
(-) Truck Comp. 2 Negotiation
Adjusted Balance

## Comments

The Company has negotiated with non-subject creditors to reduce its debt exposure by returning underutilized trucks to partially prepay debt in exchange for a reduction of the outstanding balance and the renegotiation of the remaining payments.

**(A)** **Negotiation with Truck Company 1:** Involves the return of 80 units out of a total of 89, resulting in an estimated reduction of BRL 70 million in the outstanding balance.

**(B)** **Negotiation with Truck Company 2:** Involves the return of 41 units out of a total of 86, resulting in an estimated reduction of BRL 21 million in the outstanding balance.

## Impacts of the Negotiation | Cash Flow Impacts in BRLm

| | 2025 PF [1] | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|---|
| Existing Non-Subject Liabilities | 60 | 325 | 260 | 177 | 145 | 88 |
| (-) Truck Company 1 Impact | 0 | (17) | (24) | (23) | (22) | (10) |
| (-) Truck Company 2 Impact | (0) | (8) | (7) | (7) | (7) | (3) |
| **Adjusted Non-Subject Liabilities** | **60** | **301** | **229** | **147** | **116** | **74** |
| *Environment* | *48* | *235* | *172* | *128* | *109* | *72* |
| *Response* | *12* | *66* | *57* | *18* | *8* | *2* |

Notes: (1) Pro Forma figures: FY2025 Managerial information / Non-Audited

41

# Ambipar Group | Financial Projections – Main Operational Assumptions (1/2)

## Environment Operational Assumptions I Values in kton

| | | 2025 | 2026 | 2027 | 2028 | 2029 | 2030 |
|---|---|---|---|---|---|---|---|
| **Brazil** | | | | | | | |
| **Circular Economy** | A | **35.445** | **31.342** | **31.623** | **31.923** | **32.081** | **32.084** |
| Recycled Materials | A / B | 659 | 581 | 585 | 591 | 597 | 601 |
| *% of Circ. Economy Revenues* | | *43,8%* | *42,7%* | *42,7%* | *42,9%* | *43,0%* | *43,2%* |
| Movement | A / B | 32.232 | 28.587 | 28.859 | 29.148 | 29.293 | 29.293 |
| *% of Circ. Economy Revenues* | | *23,7%* | *23,5%* | *23,5%* | *23,5%* | *23,4%* | *23,3%* |
| Effluents | | 86 | 89 | 89 | 89 | 89 | 89 |
| *% of Circ. Economy Revenues* | | *2,7%* | *3,2%* | *3,2%* | *3,2%* | *3,2%* | *3,2%* |
| Others [1] | | 2.468 | 2.085 | 2.090 | 2.095 | 2.101 | 2.101 |
| *% of Circ. Economy Revenues* | | *29,8%* | *30,6%* | *30,5%* | *30,4%* | *30,3%* | *30,3%* |
| **LatAm** | | | | | | | |
| **Circular Economy** | | **289** | **296** | **307** | **319** | **327** | **331** |
| Effluents | | 155 | 155 | 155 | 155 | 155 | 155 |
| *% of Circ. Economy Revenues* | | *53,9%* | *52,7%* | *51,1%* | *49,2%* | *48,1%* | *47,6%* |
| Movement | | 200 | 200 | 200 | 200 | 200 | 200 |
| *% of Circ. Economy Revenues* | | *28,5%* | *27,9%* | *27,0%* | *26,0%* | *25,4%* | *25,1%* |
| Recycled Materials | B | 45 | 52 | 62 | 75 | 82 | 87 |
| *% of Circ. Economy Revenues* | | *14,5%* | *16,3%* | *19,0%* | *21,9%* | *23,6%* | *24,5%* |
| Organic Materials | | 43 | 43 | 43 | 43 | 43 | 43 |
| *% of Circ. Economy Revenues* | | *3,1%* | *3,1%* | *3,0%* | *2,9%* | *2,8%* | *2,8%* |

Notes: (1) Organic Materials, Energy Recovery, Landfill and Incineration, Sale of Products, Equipment Rental and others

## Comments

**(A)** **Short-Term Assumptions:** The Company's main revenue streams have been impacted by the judicial restructuring process (contract terminations/resizing/non-renewals), resulting in a decline in expected volumes for 2026.

- Recycled Materials: Expected 12% volume decline in the Company's core business
- Movement: Key business lines with major clients, with an expected 11% volume decline
- Others: Low-relevance business lines, with an expected 15% volume decline

**(B)** **Long Term Assumptions:** Between 2026 and 2029, the Company is expected to deliver modest volume growth, with revenue increasing above inflation

- Brazil - Recycled Materials: Volume CAGR $_{26\text{-}29}$ = 0,9%
- Brazil - Movement: Volume CAGR $_{26\text{-}29}$ = 0,8%
- LatAm – Recycled Materials: Volume CAGR $_{26\text{-}29}$ = 16,5%. The main growth avenue for the Environment segment in terms of volume is GIRI in Chile, increasing sorting capacity up to 107 kton/year, increasing the share of recyclable materials in LatAm

42

Ambipar Group | Financial Projections – Main Operational Assumptions (2/2) Response Operational Assumptions (A) Brazil : No expansion capex is assumed throughout the projection period (no new service center openings) to support the organic growth, with improvements driven by higher utilization rates . (B) North America : Throughout the projection period, new service centers are opened, alongside improvements in utilization rates (approaching Brazil levels) – Currently exhibits low utilization levels due to recent acquired portfolio and business integration . With synergy capture and service standardization across regions, a significant improvement in utilization rates is expected (C) LatAm : Smaller business line, with no expansion capex assumed over the projection period (no new service center openings) to support the organic growth, but with operational improvements in utilization rates – Compared to Brazil, it shows strong utilization rates due to a smaller number of service centers, limited to highly strategic locations (D) Europe : Over the projection period, new service centers are opened, alongside slightly improvements in utilization rates Comments 2030 2029 2028 2027 2026 2025 Brazil 341 341 341 341 341 341 Service Center (#) 71% 71% 71% 70% 70% 70% A Utilization Rate (%) 9.758 9.758 9.689 9.621 9.621 9.901 Total Hours Billed (‘000 hour) North America 49 48 47 46 45 43 Service Center (#) 71% 69% 68% 67% 65% 65% B Utilization Rate (%) 2.425 2.317 2.212 2.116 2.023 1.912 Total Hours Billed (‘000 hour) LatAm 79 79 79 79 79 79 Service Center (#) 83% 83% 83% 83% 83% 81% C Utilization Rate (%) 1.904 1.904 1.904 1.904 1.904 1.858 Total Hours Billed (‘000 hour) Europe 16 16 16 15 14 13 Service Center (#) 80% 80% 80% 79% 79% 78% D Utilization Rate (%) 369 369 365 334 303 272 Total Hours Billed (‘000 hour) 43 Notes: (1) All prices are indexed to inflation in their respective regions and to FX fluctuations

# JR Perimeter | Financial Debt by Subsidiaries

Breakdown of JR's financial debt by subsidiary

## Subsidiary-Level Financial Debt [1] – Sep/25

| Company | Segment | % Ambipar Ownership | Debt Amount (BRLm)[1] |
|---|---|---|---|
| Ambipar Lux S.à.r.l | Holding | 100% | 5.636 |
| Environmental ESG Participações S.A. | Holding | - | 1.873 |
| Ambipar Participações e Empreendimentos S.A. | Environment | 100% | 1.714 |
| Emergência Participações S.A. | Response | 100% | 389 |
| Ambipar Environmental Solutions - Soluções Ambientais Ltda | Environment | 100% | 214 |
| Drypol Ambipar Environmental Pet Solutions S.A. | Environment | 55% | 42 |
| Ambipar Response Espírito Santo S.A. | Response | 70% | 40 |
| Ambipar Response Environmental Services Ltda | Response | 100% | 26 |
| Ambipar Metal Recycling Ltda | Environment | 100% | 13 |
| Ambipar Environment Industrial Water Solutions Ltda | Environment | 100% | 13 |
| Ambipar Response Environmental Remediation Ltda | Response | 51% | 9 |
| Ambipar Environment Circular Economy FPI S.A. | Environment | 53% | 8 |
| Ambipar Environmental Machines S.A. | Environment | 80% | 8 |
| Ambipar Response Emergency Medical Services S S.A. | Response | 70% | 8 |
| Ambipar Flyone Serviço Aéreo Especializado, Comércio e Serviço S.A. | Response | 51% | 6 |
| RMC2 Soluções Ambientais Ltda | Response | 50% | 6 |
| Ambipar ESG Risk Management Ltda | Environment | 100% | 5 |
| Ambipar Environment Economia Circular Nordeste S.A. | Environment | 51% | 4 |
| Ambipar Response Dracares Apoio Marítimo e Portuário S.A. | Response | 51% | 4 |
| Ambipar CBL Indústria e Comercio de Manufaturados S.A. | Environment | 100% | 3 |
| Ambipar Response Analytical S.A. | Response | 51% | 3 |
| Ambipar Environment Residential Collection S.A. | Environment | 64% | 1 |
| Ambipar Environment Circular Economy RM S.A. | Environment | 51% | 1 |
| Ambipar Response Emergency Medical Services H S.A. | Response | 70% | 1 |
| RG Response S.A. | Response | 54% | 0 |
| Ambipar Environment Waste Management AL S.A. | Environment | 60% | 0 |
| Ambipar Response Maritime Services PDA S.A. | Response | 40% | 0 |
| Ambipar Environmental Centroeste S.A. | Environment | 100% | 0 |
| Ambipar Response Fauna e Flora Ltda | Response | 100% | 0 |
| **Total** | | | **10.025** |

Notes: (1) Financial debt within the scope of the Judicial Recovery. Does not consider guarantees (aval) posted by Ambipar Participações and Emergência Participações to BTG Chile (USD 36m - Environment) and Itaú USA (USD 119m - Response), respectively, and intercompany amounts

## Comments

- Financial debt exposure is predominantly concentrated in holding and core operating entities, which account for most of the total outstanding balance. Most of these entities are wholly owned or majority-controlled subsidiaries, ensuring governance alignment throughout the restructuring process
- The financial debt of BRL 10 billion is concentrated in 29 of the 74 entities listed in the Judicial Recovery proceedings

44

Ambipar Group | Headcount ¹ Notes: (1) Managerial Information, subject to changes 45 Mar/26 Sep/25 7.216 8.153 Brazil 1.975 2.172 LatAm 9.191 10.325 Total Mar/26 Sep/25 5.028 5.445 Brazil 885 1.170 LatAm 1.105 1.188 North America 184 228 Europe 7.202 8.031 Total Between September and March, the Company reduced its headcount to optimize its cost structure. Most departure that occurred were mainly driven by Company’s decision Environment I # Response I #

AMBIPAR . . . . . . . . . PLANET EARTH . . . . . . . . . 2025 .


EMERGENCY
WASTE
WATER
CARBON
ESG
MARITIME
ENVIRONMENTAL
INDUSTRIAL

nmental &

# ENVIRONMENTAL SERVICES

Environmental Consulting

Remediation Reclamation & Site Closure

Environmental Spill Response

Waste Services

Hazardous Building Materials

Protecting the environment through integrated planning, monitoring, response, and restoration. Ambipar delivers end-to-end environmental solutions tailored to each stage of your project lifecycle.

- Environmental Planning & Monitoring
- Remediation & Site Closure
- Environmental Spill Response
- Waste Services and Facilities
- Hazardous Materials Management
- 24/7 Spill Response

+3.500 Environmental Projects

+350 Operations of Soil Remediation

+500 Licensed Projects

www.ambipar.com

ambipar

AMBIPAR PLANET EARTH 2025


EMERGENCY
WASTE
WATER
CARBON
ESG
MARITIME
ENVIRONMENTAL
INDUSTRIAL

# EMERGENCY RESPONSE

Fire | Rescue | Hazmat | Medical | Training

**A leader in crisis management and emergency response,** Ambipar specializes in environmental emergency response, covering all scenarios (road, rail, industrial, maritime, river, pipeline, and forest) and manages emergencies globally in a simultaneous, scalable, and standardized manner.

- Fire & Rescue Services
- Hazmat Response
- Oil Spill Response
- Medical Support
- International Hazmat Training

+10.000 Emergencies/year

+30.000 trained people/year

www.ambipar.com

ambipar

CANADA FINANCIAL A M B I P A R . . . . . . . . . P L A N E T E A R T H . . . . . . . . . 2 0 2 5 . 1200 + Clients 95% Safety Audit Result 550 +People Notes: Managerial Information, subject to changes

CONTRACT TOTALS 167 TOTAL CLIENT TYPE 38 STATE ENTITIES 37 COUNTY ENTITIES 54 CITY ENTITIES 38 TOWN ENTITIES 1 TRIBAL ENTITIES 46 CORPORATIONS & PNPS AGREEMENTS NUMBER OF ENTITIES STATE 41 NORTH CAROLINA (NC) 18 CALIFORNIA (CA) 17 FLORIDA (FL) 11 KANSAS(KS) 10 ALABAMA (AL) TOP 5 STATES REPRESENTED (GOVERNMENT ENTITIES ONLY) US Operations I Witt O’Briens

A M B I P A R . . . . . . . . . P L A N E T E A R T H . . . . . . . . . 2 0 2 6 . PERS: 5,000 + Clients Throughout U.S. US Operations I Professional Emergency Resource Services

Notes: Managerial Information, subject to changes

RESTRUCTURING SUPPORT AGREEMENT

THIS RESTRUCTURING SUPPORT AGREEMENT IS NOT AN OFFER OR ACCEPTANCE WITH RESPECT TO ANY SECURITIES OR A SOLICITATION OF ACCEPTANCES OF A CHAPTER 11 PLAN WITHIN THE MEANING OF SECTION 1125 OF THE BANKRUPTCY CODE. ANY SUCH OFFER OR SOLICITATION WILL COMPLY WITH ALL APPLICABLE SECURITIES LAWS AND/OR PROVISIONS OF THE BANKRUPTCY CODE. Nothing contained in thIS RESTRUCTURING SUPPORT AGREEMENT shall be an admission of fact or liability OR, UNTIL THE OCCURRENCE OF THE EFFECTIVE DATE ON THE TERMS DESCRIBED HEREIN, DEEMED BINDING ON ANY OF THE PARTIES HERETO.

THIS RESTRUCTURING SUPPORT AGREEMENT IS THE PRODUCT OF SETTLEMENT DISCUSSIONS AMONG THE PARTIES HERETO. ACCORDINGLY, THIS RESTRUCTURING SUPPORT AGREEMENT IS PROTECTED BY RULE 408 OF THE FEDERAL RULES OF EVIDENCE AND ANY OTHER APPLICABLE STATUTES OR DOCTRINES, OR ANALOGOUS RULES, STATUTES AND DOCTRINES UNDER FOREIGN LAW, PROTECTING THE USE OR DISCLOSURE OF CONFIDENTIAL SETTLEMENT DISCUSSIONS.

THIS RESTRUCTURING SUPPORT AGREEMENT DOES NOT PURPORT TO SUMMARIZE ALL OF THE TERMS, CONDITIONS, REPRESENTATIONS, WARRANTIES, AND OTHER PROVISIONS WITH RESPECT TO THE TRANSACTIONS DESCRIBED or otherwise referred to HEREIN, WHICH TRANSACTIONS WILL BE SUBJECT TO THE COMPLETION OF DEFINITIVE DOCUMENTS INCORPORATING, OR OTHERWISE IN ACCORDANCE WITH, THE TERMS SET FORTH HEREIN AND THE CLOSING OF ANY TRANSACTION SHALL BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN SUCH DEFINITIVE DOCUMENTS AND THE APPROVAL RIGHTS OF THE PARTIES SET FORTH HEREIN AND IN SUCH DEFINITIVE DOCUMENTS, IN EACH CASE, SUBJECT TO THE TERMS HEREOF.

This RESTRUCTURING SUPPORT AGREEMENT (including the exhibits, annexes and schedules hereto, this “Agreement”), dated as of July 9, 2026, is entered into by and among:

(a)	Ambipar Emergency Response (the “Debtor”);

(b)	Ambipar Participações e Empreendimentos S.A. (“Ambipar TopCo”);

(c)	Ambipar Lux S.à r.l. (“Ambipar Luxco”);

(d)	Emergência Participações S.A. (“Ambipar Emergência”);

(e)	Environmental ESG Participações S.A. (“Ambipar Environment” and, together with the Debtor, Ambipar TopCo, Ambipar Luxco, and Ambipar Emergência, the “Company Parties”); and

(f)	the undersigned beneficial holders of, or investment advisors, sub-advisors or managers of discretionary accounts or funds that beneficially hold, or entities on behalf of funds and accounts managed, advised or sub-advised by such undersigned entities that hold the Green Notes (as defined herein) (together with their respective successors and permitted assigns, each, an “Initial Consenting Holder,” and, collectively with any Subsequent Consenting Holders, the “Consenting Holders”).

This Agreement collectively refers to the Company Parties and the Consenting Holders, and each other person that becomes a party to this Agreement in accordance with its terms as the “Parties,” and each, individually, as a “Party.” Unless otherwise specified, capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 1, or, if not defined in Section 1, in the Restructuring Term Sheet.

WHEREAS

A.	On October 20, 2025 (the “Petition Date”), Ambipar TopCo and certain of its direct and indirect subsidiaries, including the other Company Parties (collectively, the “RJ Parties”), filed for commencement of recuperação judicial proceeding, Case No. 3014764-58.2025.8.19.0001 (the “RJ Proceeding”) before the 3rd Business Court of the Capital of Rio de Janeiro (the “Brazilian Court”);

B.	On the Petition Date, the Debtor filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) in the chapter 11 case captioned In re Ambipar Emergency Response (Case No. 25-90524 (ARP)) (the “Chapter 11 Case”);

C.	Ambipar Luxco has issued two series of New York-law notes: (i) the 2031 Green Notes issued on February 6, 2024, which bear interest at an annual interest rate of 9.875% (the “2031 Green Notes”) and (ii) the 2033 Green Notes issued on February 5, 2025, which bear interest at an annual interest rate of 10.875% (the “2033 Green Notes” and, together with the 2031 Green Notes, the “Green Notes”). As of the Petition Date, there is approximately $550 million and $493 million in aggregate principal amount of 2031 Green Notes and 2033 Green Notes, respectively, issued and outstanding, and Ambipar TopCo and Ambipar Environment have guaranteed the full amount of the Green Notes. The Debtor has provided limited guarantees of the Green Notes in the amount of $200 million for the 2031 Green Notes and $128.2 million for the 2033 Green Notes;

D.	The Parties have agreed to the Restructuring Transactions (as defined herein) consistent with the terms and subject to the conditions set forth herein, including as set forth in (i) the Restructuring Term Sheet, (ii) the RJ Term Sheet, and (iii) the Steps Plan (each as defined herein), which are the product of arm’s-length, good faith discussions between the Parties and their respective professionals;

E.	As set forth in the Steps Plan, the Company Parties intend to implement and consummate the Restructuring Transactions, through (i) seeking approval in the RJ Proceeding of an RJ Plan consistent with the terms hereof, (ii) commencement of recognition proceedings under chapter 15 of the Bankruptcy Code for one or more of the Company Parties and certain subsidiaries (the “Chapter 15 Cases”) to recognize the RJ Proceeding and any plan of reorganization thereunder (being one or more) (the “RJ Plan”), (iii) seeking suspension (and following the RJ Appeals Resolution Date and the entry of a Final Order in the Chapter 15 Cases recognizing the RJ Plan, dismissal) of the Chapter 11 Case in favor of the Chapter 15 Cases, and (iv) filing a petition on behalf of the Debtor under Cayman Islands law for the appointment of a restructuring officer to facilitate the RJ Proceeding and RJ Plan (the “Cayman Proceeding”);

F.	As of the date hereof, the Consenting Holders hold, or act as the nominee, investment adviser, sub-adviser, or investment manager to entities that hold, in the aggregate, approximately 53.8% of the aggregate outstanding principal amount of the Green Notes; and

G.	This Agreement sets forth the agreement among the Parties concerning their commitment, subject to the terms and conditions hereof, to support the Restructuring Transactions, and participate in the Restructuring Transactions, and the agreement of the Company Parties to implement such Restructuring Transactions, subject to the terms and conditions hereof.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Party, intending to be legally bound, hereby agrees as follows:

Section 1. DEFINITIONS

The following terms used in this Agreement are defined as:

“2031 Green Notes” has the meaning set forth in the recitals hereof.

“2031 Green Notes Indenture” means that certain indenture, dated as of February 6, 2024, by and among Ambipar Luxco, as issuer, Ambipar TopCo, Ambipar Environment and the Debtor, as guarantors and WSFS, as successor trustee.

“2033 Green Notes” has the meaning set forth in the recitals hereof.

“2033 Green Notes Indenture” means that certain indenture, dated as of February 5, 2025, by and among Ambipar Luxco, as issuer, Ambipar TopCo, Ambipar Environment and the Debtor, as guarantors and WSFS, as successor trustee.

“Ad Hoc Group” means the ad hoc group of Consenting Holders represented by the Ad Hoc Group Advisors.

“Ad Hoc Group Advisors” means, collectively, Davis Polk & Wardwell LLP (“Davis Polk”), as legal counsel, Houlihan Lokey Assessoria Financeira Limitada (“HL”), as financial advisor, Padis Advogados, as Brazilian counsel (“Padis”), Harney Westwood & Riegels (Cayman) LLP, as non-U.S./Brazil local counsel, Haynes and Boone, LLP, as Texas counsel, and Ferro, Castro Neves & Daltro Borges Sociedade de Advogado, as local Brazilian counsel.

“Agreement” has the meaning set forth in the preamble hereof.

“Allocation Methodologies” means, collectively, the First Installment Allocation Methodology and the Second Installment Allocation Methodology.

“Ambipar Emergência” has the meaning set forth in the preamble hereof.

“Ambipar Environment” has the meaning set forth in the preamble hereof.

“Ambipar Group” means Ambipar TopCo and its direct and indirect subsidiaries.

“Ambipar Luxco” has the meaning set forth in the preamble hereof.

“Ambipar TopCo” has the meaning set forth in the preamble hereof.

“Bankruptcy Code” has the meaning set forth in the recitals hereof.

“Bankruptcy Court” has the meaning set forth in the recitals hereof.

“Below-Threshold Member” means any member of the Steering Committee that holds a principal amount of Green Notes that is less than the lower of (i) $25 million and (ii) such member’s principal amount of the Green Notes as of the Effective Date.

“Brazilian Bankruptcy Law” means Law No. 11,101, dated February 9, 2005, of the Federative Republic of Brazil (Lei de Recuperação Judicial, Extrajudicial e Falência), as amended, supplemented, or otherwise modified from time to time, including any successor statute thereto and all rules and regulations promulgated thereunder.

“Brazilian Court” has the meaning set forth in the recitals hereof.

“Business Day” means any day other than a Saturday, Sunday, a “legal holiday” (as defined in Rule 9006(a) of the Federal Rules of Bankruptcy Procedure), or any other day on which commercial banks are authorized to close under the laws of, or are in fact closed in, New York, New York, the city of São Paulo, Brazil, or the city of George Town, Cayman Islands.

“Causes of Action” means any Claims, Interests, damages, remedies, causes of action, demands, rights, actions, controversies, proceedings, agreements, suits, obligations, liabilities, accounts, defenses, offsets, powers, privileges, licenses, liens, indemnities, guaranties, and franchises of any kind or character whatsoever, whether known or unknown, foreseen or unforeseen, existing or hereinafter arising, contingent or non-contingent, liquidated or unliquidated, secured or unsecured, assertable, directly or derivatively, matured or unmatured, suspected or unsuspected, whether arising before, on, or after the Petition Date, in contract, tort, law, equity, or otherwise. For the avoidance of doubt, “Causes of Action” include: (i) all rights of setoff, counterclaim, or recoupment and claims under contracts or for breaches of duties imposed by law or in equity; (ii) the right to object to or otherwise contest Claims or Interests; (iii) claims pursuant to section 362 or chapter 5 of the Bankruptcy Code; (iv) claims and defenses set forth in section 558 of the Bankruptcy Code; and (v) any avoidance actions arising under chapter 5 of the Bankruptcy Code or under similar local, state, federal, or foreign statutes and common law, including fraudulent transfer laws.

“Cayman Proceeding” has the meaning set forth in the recitals hereof.

“Chapter 11 Case” has the meaning set forth in the recitals hereof.

“Chapter 15 Cases” has the meaning set forth in the recitals hereof.

“Chapter 15 Debtors” means the Company Parties that are debtors in the Chapter 15 Cases.

“Chapter 15 Orders” means the Initial Recognition Order and Final Recognition Order.

“Claim” means (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured, or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured; provided, that, as used herein, “Claim” excludes any claim that a Consenting Holder may hold against any member of the Ambipar Group arising out of a breach of this Agreement; provided, further, that the definition of “Claim” as defined in this Agreement is no less broad than the definition of “claim” as defined in section 101(5) of the Bankruptcy Code.

“Company Claim/Interest” means any Claim against, or Interest in, a Company Party.

“Company Parties” has the meaning set forth in the preamble hereof.

“Competing Transaction” means any new-money investment, restructuring, reorganization, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, refinancing, debt exchange, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination or similar transaction involving the Ambipar Group or the debt, equity, or other interests in any Ambipar Group entity that, in each case, reduces the recovery that the Consenting Holders will receive in the Restructuring Transactions or is materially inconsistent with this Agreement or the Restructuring Transactions.

“Competing Transaction Proposal” means any proposal, offer, bid, term sheet or agreement (in each case, whether oral or written) with respect to a Competing Transaction.

“Confidential Holder Information” has the meaning set forth in Section 28(a) hereof.

“Confidentiality Agreement” means an executed confidentiality agreement with an Ambipar Group entity, including with respect to the issuance of a “cleansing letter” or other agreement regarding the public disclosure of material non-public information, executed in connection with any proposed Restructuring Transaction or the RJ Proceeding or the Chapter 11 Case.

“Consenting Holders” has the meaning set forth in the preamble hereof.

“Consummation Date” means the date on which the Restructuring Transactions are implemented and/or consummated in accordance with the terms and conditions set forth in this Agreement and the RJ Plan; provided, that the Consummation Date shall not be deemed to occur before the last date on which (i) the New Secured Notes have been issued, (ii) the Green Notes have been cancelled, (iii) the Company Parties have indefeasibly paid all Transaction Expenses due and owing pursuant to invoices delivered to the Company at least one (1) Business Day prior to the Consummation Date in accordance with the Fee Letters, notwithstanding any later date that may be permitted for such payment in any Fee Letter, and (iv) the RJ Appeals Resolution Date has occurred.

“Cooperation Agreement” means that certain cooperation agreement, dated as of January 27, 2026, among certain of the Consenting Holders.

“Debtor” has the meaning set forth in the preamble hereof.

“Definitive Documents” means the documents listed or described in Section 3 hereof.

“Effective Date” has the meaning set forth in Section 14 hereof.

“Enforcement Motion” means a motion to be filed with the Bankruptcy Court seeking entry of the Final Recognition Order.

“Equity Security” has the meaning set forth in section 101(16) of the Bankruptcy Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expiration Time” means the time on which the Cooperation Agreement expires in accordance with its terms.

“Fee Letters” means (i) the fee letter dated October 31, 2025 between the Company and Davis Polk, (ii) the fee letter dated March 13, 2026 between the Company, HL, and Davis Polk, solely on behalf of itself and in its capacity as counsel to the Ad Hoc Group, and (iii) the fee letter dated October 31, 2025 between the Company and Padis.

“Final Order” means an order or judgment, the operation or effect of which has not been reversed, stayed, modified, or amended, and as to which order or judgment (or any reversal, stay, modification, or amendment thereof) (i) the time to appeal, seek certiorari, or request re-argument or further review or rehearing has expired and no appeal, petition for certiorari, or request for re-argument or further review or rehearing has been timely filed, or (ii) any appeal that has been or may be taken or any petition for certiorari or request for re-argument, further review, or rehearing that has been or may be filed has been resolved by the highest court to which the order or judgment was appealed, from which certiorari was sought, or to which the request was made, and no further appeal, petition for certiorari, or request for re-argument, further review, or rehearing has been or can be taken or granted.

“Final Recognition Order” means an order of the Bankruptcy Court in the Chapter 15 Cases recognizing and enforcing the RJ Plan for each of the Chapter 15 Debtors.

“First Installment” means the First Installment set forth in the Restructuring Term Sheet.

“First Installment Allocation Methodology” means the following methodology to determine the First Installment gross proceeds payable to members of the Steering Committee, which shall be agreed to by the Consenting Holders entitled to receive the First Installment:

i.	Starting Allocation: subject to adjustment as set forth in the following clauses (ii) and (iii), the First Installment shall be paid and allocated to members of the Steering Committee on a pro rata basis, calculated as the principal amount of Green Notes held by each member of the Steering Committee as of the Effective Date of this Agreement, divided by the aggregate principal amount of all Green Notes collectively held by all members of the Steering Committee as of the Effective Date of this Agreement;

ii.	Reductions to Below-Threshold Members: notwithstanding the foregoing clause (i), if, as of the First Installment Record Date, any member of the Steering Committee is a Below-Threshold Member, then such Below-Threshold Member shall receive a reduced allocation from the First Installment which shall be calculated as the aggregate principal amount of Green Notes held by such Below-Threshold Member as of the First Installment Record Date, divided by the aggregate principal amount of all Green Notes collectively held by all members of the Steering Committee as of the Effective Date; and

iii.	Reallocation to Non-Below-Threshold Members: after giving effect to the foregoing clause (ii), any surplus allocation of the First Installment resulting from the reduced allocations of Below-Threshold Members (if any) shall be reallocated to all members of the Steering Committee that are not Below-Threshold Members on a pro rata basis, calculated as the aggregate principal amount of Green Notes held by each member of the Steering Committee (excluding any Below-Threshold Member) as of the Effective Date of this Agreement, divided by the aggregate principal amount of all Green Notes collectively held by all members of the Steering Committee (excluding any Below-Threshold Member) as of the Effective Date.

“First Installment Milestone” means the First Installment Milestone set forth in the Restructuring Term Sheet.

“First Installment Record Date” means the earlier of (i) the Issuance Date (immediately prior to such issuance and exchange) and (ii) the First Installment Milestone.

“Fixed Payments” means, collectively, the First Installment and the Second Installment.

“Fixed Payment Record Date” means the First Installment Record Date and/or Second Installment Date, as applicable.

“Governmental Unit” has the meaning set forth in section 101(27) of the Bankruptcy Code.

“Green Notes” has the meaning set forth in the recitals hereof.

“Green Notes Indentures” means, collectively, the 2031 Green Notes Indenture and the 2033 Green Notes Indenture.

“Initial Consenting Holder” has the meaning set forth in the preamble hereof.

“Initial Recognition Order” means an order of the Bankruptcy Court in the Chapter 15 Cases recognizing the RJ Proceeding as a foreign proceeding, whether main or nonmain, for each of the Chapter 15 Debtors.

“Interests” means any Equity Security, limited liability company interests, and any other equity, ownership, beneficial, or profits interests in any Company Party, whether or not transferable, and options, warrants, rights, or other securities, agreements, or interests to acquire or subscribe for, or which are exercisable, convertible, or exchangeable into or for the shares (or any class thereof) of, common stock, preferred stock, limited partner interests, general partner interests, limited liability company interests, or other equity, ownership, beneficial, or profits interests in or of any Company Party, contractual or otherwise (in each case, whether or not arising under or in connection with any employment agreement).

“Issuance Date” means the date on which the New Secured Notes are issued.

“Itau Documents” means the Itau Loan Agreement, the Itau Intercreditor Agreement, and any other agreements, documents, and instruments executed or delivered in connection with the Itau Loan Agreement and the Itau Intercreditor Agreement, including any guarantee agreements, indenture agreements, debenture agreements, notes, pledge and collateral agreements, intercreditor agreements (including the Itau Intercreditor Agreement), subordination agreements, and other security documents.

“Itau Intercreditor Agreement” means that certain intercreditor agreement to be entered into by and among Ambipar Response, Itau BBA International plc, the collateral agent under the New Secured Notes Documents, and an agent appointed by the Ad Hoc Group, as amended, amended and restated, supplemented, or otherwise modified from time to time, which shall be in form and substance consistent with the Itau Term Sheet.

“Itau Loan Agreement” means that certain amended and restated loan agreement to be entered into by and among Ambipar Holding USA, Inc., as borrower, Ambipar Emergência, as guarantor, and Itau BBA International plc, as lender, as amended, amended and restated, supplemented, or otherwise modified from time to time, which shall be in form and substance consistent with the Itau Term Sheet.

“Itau Term Sheet” means Annex C to the Restructuring Term Sheet.

“Joinder Agreement” means a Transferee Joinder or New Consenting Holder Joinder, as applicable.

“Key Man” means Tércio Borlenghi Junior.

“Key Man Event” means the Key Man being unable to serve as Chief Executive Officer of the Ambipar Group and to perform his duties as such for any reason, including by ceasing to devote substantially all of his professional time to the management and strategic direction of the Ambipar Group or otherwise fails to perform responsibilities customarily associated with such role in a material respect, in each case, whether by reason of resignation, termination, abandonment, death, permanent disability, incapacity, or otherwise.

“List of Additional Collateral” means a list of additional collateral over specified assets of the Ambipar Group in the United States and certain other jurisdictions to be provided by the Company Parties within twenty (20) calendar days after the Effective Date of this Agreement, including, without limitation, (i) quotas of the existing FIMs/FIDCs and precatórios, (ii) bank accounts, collection accounts, and intercompany receivables, liens, claims and loans that shall be subject to a first priority security interest pursuant to the terms of the New Secured Notes, and (iii) subsidiaries of the Ambipar Group that shall be subject to a first priority security interest over 100% of each such subsidiary’s shares pursuant to the terms of the New Secured Notes, including parameters for the inclusion of additional subsidiaries under such first priority security interest.

“List of Operating Covenants” means the list of covenants attached hereto as Exhibit F.

“Milestones” means each of the deadlines set forth under “Milestones” in the Steps Plan.

“New Consenting Holder Joinder” means the joinder substantially in the form attached hereto as Exhibit B.

“New Governance Documents” means all documents governing the Ambipar Group’s corporate governance after giving effect to the Restructuring Transactions.

“New Secured Notes” means the notes to be issued pursuant to the New Secured Notes Documents in connection with implementation of the Restructuring Transactions.

“New Secured Notes Documents” means all documents, agreements and instruments governing, evidencing, delivered, or to be entered into in connection with the New Secured Notes and the transactions contemplated by the New Secured Notes Term Sheet, including, without limitation, a note purchase agreement (including all exhibits, schedules and annexes thereto), the notes, each guaranty agreement, each collateral document, subordination agreement, intercreditor agreement, fee letter, any cash management, cash pooling and cash waterfall arrangements, “disqualified holder” list and all other agreements, documents and instruments delivered or to be entered into in connection therewith.

“New Secured Notes Term Sheet” means Annex A to the Restructuring Term Sheet.

“Parties” has the meaning set forth in the preamble hereof.

“Paying Agent” means Kurtzman Carson Consultants, LLC (d/b/a Verita Global), and any such other third parties engaged by the Company from time to time to perform services in connection with the payment of the Fixed Payments; provided, that such third party is reasonably acceptable to the Required Consenting Holders.

“Person” means an individual, partnership, joint venture, limited liability company, corporation, trust, unincorporated organization, group, or any other legal entity or association.

“Precatórios Net Proceeds” means the Precatórios Net Proceeds set forth in the Restructuring Term Sheet.

“Precatórios Sale Date” means the Precatórios Sale Date set forth in the Restructuring Term Sheet.

“Qualified Market Maker” means an entity that (x) holds itself out to the market as standing ready in the ordinary course of its business to purchase from customers and sell to customers claims against, or interests in, the Company Parties (including equity or debt securities or other debt) or enter with customers into long and short positions in claims against, or interests in, the Company Parties (including equity or debt securities or other debt), in its capacity as a dealer or market maker in such claims against, or interests in, the Company Parties, and (y) is in fact regularly in the business of making a market in claims against issuers or borrowers (including equity or debt securities or other debt).

“Qualifying Second Installment Holder” means any Consenting Holder that has executed and delivered a signature page to this Agreement, a Joinder Agreement, or a Transferee Joinder, in each case, on or prior to the Signing Deadline.

“Related Party” means with respect to an entity or Person, such entity’s or Person’s current and former affiliates, and with respect to each of the foregoing, their current and former affiliates, members, directors, managers, officers, equity holders (regardless of whether such interests are held directly or indirectly), predecessors, successors, assigns, subsidiaries, participants, affiliated investment funds or investment vehicles, managed accounts or funds, and each of their respective current and former members, equity holders, officers, directors, managers, principals, members, employees, agents, advisory board members, investment fund advisors or managers, investment managers, financial advisors, partners, attorneys, accountants, investment bankers, consultants, representatives, and other professionals, each in their capacity as such.

“Released Claims” has the meaning set forth in Section 29(a) hereof.

“Released Party” means, collectively, (i) the Ambipar Group and (ii) each Related Party of the Ambipar Group.

“Releasing Party” means, collectively, each of, and in each case in its capacity as such: (i) the Consenting Holders; (ii) all Holders of Claims and Interests that provide third-party releases set forth in the RJ Plan; and (iii) each Related Party of each entity or Person in clause (i) and clause (ii).

“Required Consenting Holders” means, as of the relevant date, (i) so long as members of the Steering Committee collectively hold more than 25% of the outstanding principal amount of the Green Notes that are collectively held by all Consenting Holders, members of the Steering Committee holding at least 50.1% of the outstanding principal amount of the Green Notes that are collectively held by all Initial Consenting Holders, and (ii) otherwise, Consenting Holders holding at least 50.1% of the outstanding principal amount of the Green Notes that are collectively held by all Consenting Holders.

“Restructuring Term Sheet” means that certain term sheet attached hereto as Exhibit D containing certain terms and provisions of the Restructuring Transactions.

“Restructuring Transactions” means all acts, events, and transactions contemplated by, required for, and taken to implement the restructuring of the Ambipar Group in accordance with this Agreement, the Restructuring Term Sheet, the RJ Term Sheet and the Steps Plan.

“RJ Appeals Resolution Date” means the date on which all injunctive relief requests in the first appeals (agravos de instrumento) against the RJ Confirmation Order, if any, have been dismissed or rejected by the court of appeals (Tribunal de Justiça do Estado do Rio de Janeiro) in Brazil.

“RJ Confirmation Order” means the order confirming the RJ Plan to be entered by the Brazilian Court.

“RJ Plan” has the meaning set forth in the recitals hereof.

“RJ Proceeding” has the meaning set forth in the recitals hereof.

“RJ Term Sheet” means that certain term sheet attached hereto as Exhibit E containing certain terms and provisions of the RJ Plan.

“Second Installment” means the Second Installment set forth in the Restructuring Term Sheet, and shall, for the avoidance of doubt, include any Additional Second Installment Amount as set forth therein.

“Second Installment Allocation Methodology” means the following methodology to determine the Second Installment gross proceeds payable to any Qualifying Second Installment Holder, which shall be agreed to by the Consenting Holders entitled to receive the Second Installment: the Second Installment shall be paid and allocated to Qualifying Second Installment Holders on a pro rata basis, calculated as the principal amount of Green Notes held by each Qualifying Second Installment Holder as of the Second Installment Record Date divided by the aggregate principal amount of all Green Notes collectively held by all Qualifying Second Installment Holders as of the Second Installment Record Date.

“Second Installment Milestone” means the Second Installment Milestone set forth in the Restructuring Term Sheet.

“Second Installment Record Date” means the earlier of (a) the Issuance Date (immediately prior to such issuance and exchange) and (b) Second Installment Milestone.

“Securities Act” means the Securities Act of 1933, as amended.

“Signing Deadline” means the date that is twenty (20) Business Days from the date this Agreement is transmitted for solicitation through DTC, which shall be no later than three (3) Business Days after the Effective Date.

“Steering Committee” means the steering committee of the Ad Hoc Group.

“Steps Plan” means the summary of the agreed steps to implement the Restructuring Transactions, attached hereto as Exhibit C.

“Subsequent Consenting Holders” means any holder of Green Notes who becomes a party to this Agreement by executing and delivering a Joinder Agreement in accordance with the terms hereof.

“Suspension Motion” means a motion to be filed with the Bankruptcy Court seeking entry of the Suspension Order.

“Suspension Order” means the order suspending (and following the RJ Appeals Resolution Date and the entry of a Final Order in the Chapter 15 Cases recognizing the RJ Plan, dismissing) the Chapter 11 Case, to be entered by the Bankruptcy Court.

“Term Sheets” means, collectively, the Restructuring Term Sheet, the RJ Term Sheet, the Itau Term Sheet, the Watchdog Term Sheet, and the New Secured Notes Term Sheet.

“Termination Date” has the meaning set forth in Section 6 hereof.

“Termination Event” has the meaning set forth in Section 6 hereof.

“Transaction Expenses” means all reasonable and documented fees, costs and expenses (i) incurred since the inception of the respective engagements of the Ad Hoc Group Advisors and (ii) of WSFS (including, for the avoidance of doubt, the reasonable and documented fees, costs and expenses of ArentFox Schiff LLP, as legal counsel to WSFS), in each case, whether incurred before, on, or after the Consummation Date or the Effective Date; provided, that the invoices of such fees, costs and expenses shall be in summary format (which shall not include time entries and may include such redactions as may be necessary to maintain attorney-client privilege), but shall show aggregate time by individual to the extent applicable; provided, further, for the avoidance of doubt, that “Transaction Expenses” shall include all fees, costs and expenses incurred in connection with litigation prior to the Effective Date, regardless of the terms of any Fee Letters.

“Transfer” has the meaning set forth in Section 8 hereof.

“Transferee Joinder” has the meaning set forth in Section 8 hereof.

“Transferor” has the meaning set forth in Section 8 hereof.

“Trustees” means the applicable notes trustees under the governing documents of the Green Notes.

“United States Trustee” means the Office of the United States Trustee for the district in which the Bankruptcy Court sits.

“Voting Claim” means the Green Notes and any other Claim against, or interest in, any RJ Party.

“Watchdog Term Sheet” means Annex B to the Restructuring Term Sheet.

“WSFS” means Wilmington Savings Fund Society, FSB, solely in its capacity as successor indenture trustee for the 2031 Green Notes and 2033 Green Notes.

Section 2. RULES OF INTERPRETATION

For purposes of this Agreement:

(a) each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine, or neuter gender shall include all of the masculine, feminine, and neuter gender;

(b) capitalized terms defined only in the singular or the plural shall nonetheless have their defined meanings when used in both the singular and the plural;

(c) unless otherwise specified, any reference herein to a contract, lease, instrument, release, indenture, or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions;

(d) unless otherwise specified, any reference herein to an existing document, schedule, or exhibit shall mean such document, schedule, or exhibit as it may have been or may be amended, restated, supplemented, or otherwise modified from time to time; provided, that any capitalized terms herein that are defined with reference to another agreement are defined with reference to such other agreement as of the date of this Agreement, without giving effect to any termination of such other agreement or any amendments to such capitalized terms in any such other agreement following the date of this Agreement;

(e) unless otherwise specified, all references herein to “Sections” are references to Sections of this Agreement;

(f) the words “herein,” “hereof,” and “hereto” refer to this Agreement in its entirety rather than to any particular provision of this Agreement;

(g) references to “shareholders,” “directors,” and/or “officers” shall also include “members” and/or “managers,” as applicable, as such terms are defined under the applicable corporation, partnership, and limited liability company laws;

(h) references to “subsidiaries” shall include direct and indirect subsidiaries;

(i) the use of “include” or “including” is without limitation, whether stated or not;

(j) unless otherwise specified, time periods shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of such period is not a Business Day, such time period shall be extended to the next Business Day following the day on which such period would have otherwise ended;

(k) the preamble and the capitalized terms set forth in Section 1 herein shall have the same force and effect as all decretal Sections of this Agreement; and

(l) any consent, notice, acceptance, approval, amendment or other modification, permission, request, or waiver hereof, hereunder, pursuant hereto, or contemplated hereby, and required hereby to be “in writing,” may take the form of, or be transmitted via, email, portable document format (.pdf) or comparable media or means of communication.

Section 3. THE DEFINITIVE DOCUMENTS

(a) Each of the exhibits, annexes and schedules attached hereto is expressly incorporated herein and made a part of this Agreement, and all references to this Agreement shall include such exhibits, annexes, and schedules; provided, that, in the event of any conflict between this Agreement and any Definitive Document after the execution of all Definitive Documents, the terms of such Definitive Document shall control.

(b) The “Definitive Documents” shall include all definitive documents governing or implementing the Restructuring Transactions, including, without limitation:

(i) the Chapter 15 Orders;

(ii) the RJ Plan;

(iii) the List of Additional Collateral;

(iv) the New Secured Notes Documents;

(v) the New Governance Documents;

(vi) the Itau Loan Agreement, the Itau Intercreditor Agreement, and any other Itau Documents that the Required Consenting Holders determine (in their reasonable discretion) could have a material effect on the Restructuring Transactions or the holders of the New Secured Notes;

(vii) the Suspension Order;

(viii) the Final Recognition Order;

(ix) any document in respect of the Cayman Proceeding that the Required Consenting Holders determine (in their reasonable discretion) could have a material effect on the Restructuring Transactions or the holders of the New Secured Notes;

(x) any material pleading filed in the Chapter 15 Cases; and

(xi) any pleading filed in the RJ Proceeding that the Required Consenting Holders determine (in their reasonable discretion) could have a material effect on the Restructuring Transactions.

(c) Each of the Definitive Documents neither executed nor in a form attached to this Agreement as of the Effective Date remains subject to negotiation and completion. Upon completion, each of the Definitive Documents and every other document, deed, agreement, indenture, filing, notification, form, letter, or instrument related to the Restructuring Transactions shall contain economic terms that are the same as reflected in the Restructuring Term Sheet (as may be amended or modified as permitted herein), shall be consistent herewith in all respects, and shall otherwise at all times be reasonably acceptable in form and substance to (i) the Company Parties and (ii) the Required Consenting Holders. In the event that a Definitive Document fails to satisfy the requirements of the foregoing sentence, any covenants, commitments or obligations of any Party with respect to supporting or performing obligations under such Definitive Document shall be null and void and of no force and effect until such time as such Definitive Document satisfies such requirements. For the avoidance of doubt, the form of any Definitive Documents attached hereto is deemed acceptable to the Consenting Holders and the Company Parties.

Section 4. COMMITMENTS OF THE COMPANY PARTIES

Subject to the terms and conditions of this Agreement, each of the Company Parties agrees that, so long as no Termination Event has occurred, it shall (and shall cause each of its controlled subsidiaries to):

(a) use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or reasonably advisable under applicable laws and regulations to pursue, support, consummate and make effective the Restructuring Transactions, and not take any action that is inconsistent with, or to alter, delay, impede, or interfere with, approval of the RJ Plan, the Chapter 15 Orders, the Restructuring Transactions or any Definitive Document filed or entered into by a Company Party;

(b) provide to the Ad Hoc Group Advisors (if reasonably practicable, at least two (2) Business Days before filing, and if such notice is not reasonably practicable, then as soon as reasonably practicable) draft copies of all material motions, material applications and other material documents (including the RJ Plan) that the Company Parties intend to file in the Chapter 11 Case, the Chapter 15 Cases, the RJ Proceeding, or the Cayman Proceeding and consult in good faith with the Ad Hoc Group Advisors regarding the form and substance of any such proposed material filing;

(c) on a timely basis negotiate in good faith to execute, deliver and perform under the Definitive Documents and any other agreements that are necessary or reasonably advisable to effectuate and consummate the Restructuring Transactions as contemplated by this Agreement;

(d) use commercially reasonable efforts to obtain all required governmental, regulatory, and/or third-party approvals that are necessary or reasonably advisable to effectuate and consummate the Restructuring Transactions;

(e) not, directly or indirectly, (i) object to, delay, impede or take any other actions to interfere, directly or indirectly, in any respect with implementation of the Restructuring Transactions or encourage or facilitate any person or entity to do any of the foregoing; or (ii) take any action inconsistent with this Agreement, including the exhibits hereto, and any other related documents executed by the Parties or the expeditious consummation of the Restructuring Transactions;

(f) to the extent any legal, tax, or structural impediment arises that would prevent, hinder, impede, or delay the consummation of the Restructuring Transactions contemplated herein, take all commercially reasonable steps necessary to address any such impediment, including negotiating in good faith appropriate additional or alternative provisions to address such impediment, in each case, in consultation with the Ad Hoc Group Advisors, and notifying the Ad Hoc Group Advisors of any material governmental or third party complaints, litigations, investigations, or hearings related to the Restructuring Transactions;

(g) inform counsel to the Consenting Holders as soon as reasonably practicable (but in any event within three (3) Business Days) after becoming aware of (i) any matter or circumstance which they know or believe to be a material impediment to the implementation or consummation of the Restructuring Transactions, (ii) any notice of any commencement of any material involuntary insolvency proceedings, legal suit for payment of debt, or securement of security from or by any entity in respect of any Company Party, (iii) any material breach of any of the terms, conditions, representations, warranties, or covenants set forth herein (including a breach by any Company Party), or (iv) any representation or statement made or deemed to be made by the Company Parties hereunder is or proves to have been incorrect or misleading, in each case in any material respect, when made or deemed to be made;

(h) cooperate in good faith to structure and implement the Restructuring Transactions in a tax-efficient manner (taking into consideration the tax impact to the Company Parties and the Consenting Holders) and in accordance with the Restructuring Term Sheet;

(i) to the extent permitted by law, notify the Ad Hoc Group Advisors of any material governmental or third-party complaints, litigations, investigations, or hearings related to the Restructuring Transactions, except for any complaints, litigations, investigations, or hearings requested or ordered in the RJ Proceeding, the Chapter 11 Case, or the Chapter 15 Cases;

(j) if the RJ Confirmation Order has been appealed by any person, or a motion for reconsideration, amendment, clarification, modification, vacatur, stay, rehearing or reargument has been filed with respect to the RJ Confirmation Order or any related order of the Brazilian Court, (i) diligently defend against any such appeal, petition or motion and shall use its commercially reasonable efforts to obtain an expedited resolution of any such appeal, petition or motion and (ii) keep the Consenting Holders reasonably informed and updated regarding the status of any such appeal, petition or motion;

(k) following the occurrence of the General Creditors Meeting, file a motion with the Brazilian Court seeking confirmation of the RJ Plan, which motion shall seek approval of the RJ Plan on terms consistent with this Agreement;

(l) use commercially reasonable efforts to maintain its good standing under the laws of the jurisdiction in which it is incorporated, organized or formed;

(m) consult with the Ad Hoc Group Advisors regarding the status of efforts to seek support for the Restructuring Transactions from other material stakeholders of the RJ Parties and, subject to any confidentiality obligations, the material terms of any negotiations with any such stakeholders during regular business hours and with reasonable notice;

(n) promptly notify Davis Polk and Padis in writing, and in any event within three (3) Business Days after obtaining knowledge thereof, of (i) any breach by a Company Party in any respect of any of its obligations, representations, warranties, or covenants set forth in this Agreement or (ii) the occurrence of a Termination Event;

(o) as reasonably requested by the Required Consenting Holders, cause the Company’s advisors to inform one or more Ad Hoc Group Advisors as to: (i) the status and progress of the Restructuring Transactions, including progress in relation to the negotiations of the Definitive Documents; (ii) the status of obtaining any necessary or desirable authorizations (including any consents) with respect to the Restructuring Transactions from each Consenting Holder, any competent judicial body, Governmental Unit, or banking, taxation, supervisory, or regulatory body; (iii) the Company Parties’ material business and financial performance; and (iv) in the case of each of the immediately preceding clauses (i)–(iii), provide timely and reasonable responses to reasonable diligence requests with respect to the foregoing, subject to any applicable restrictions and limitations set forth in any Confidentiality Agreements then in effect;

(p) not seek, solicit, support, formulate, entertain, encourage, prepare, file, prosecute, engage in any inquiries or discussions concerning, or enter into any agreements relating to, any Competing Transaction or Competing Transaction Proposal, and if the Ambipar Group receives an unsolicited Competing Transaction Proposal, the Company Parties will, within two (2) Business Days of the receipt of such Competing Transaction Proposal, notify the Ad Hoc Group Advisors of the receipt thereof, with such notice to include the material terms thereof, including the identity of the Person or group of Persons involved in making such proposal;

(q) except to the extent that the failure to conduct the business in accordance with this subclause would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the business, operations, assets, liabilities (actual or contingent), conduct the business of the Ambipar Group in the ordinary course (other than any changes in furtherance of the Restructuring Transactions), substantially consistent with past practice and in light of then-current market conditions and the announcement or other public disclosure of the Restructuring Transactions, and use its commercially reasonable efforts to (w) preserve intact its present business organization, (x) maintain in effect all of its material foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations required to operate its business, (y) preserve relationships with its customers, suppliers and others having material business relationships with it, and (z) maintain its good standing under the laws of the state or other jurisdictions in which they are incorporated or organized;

(r) notify Davis Polk and Padis within three (3) Business Days of the delivery of a validly completed Joinder Agreement to the Company Parties;

(s) not initiate, or cause to be initiated on its behalf, any litigation or proceeding of any kind with respect to the Chapter 11 Case, the RJ Proceeding, this Agreement, or the Restructuring Transactions against the Consenting Holders other than to enforce this Agreement or any Definitive Document or as otherwise permitted under this Agreement;

(t) timely pay all accrued and unpaid Transaction Expenses in accordance with this Agreement and not terminate (or cause to be terminated) any Fee Letter pursuant to which any Ambipar Group entity is obligated to pay such Transaction Expenses, and continue to timely pay, when due and payable in the ordinary course, Transaction Expenses related to implementation, consummation, and defense of the Restructuring Transactions, whether incurred before, on, or after the Consummation Date;

(u) (I) on the Effective Date, pay all accrued and unpaid Transaction Expenses for which the Ad Hoc Group Advisors and other parties have delivered an invoice on or prior to June 29, 2026, and (II) on the date that is one (1) Business Day prior to the General Creditors Meeting, pay all accrued and unpaid Transaction Expenses for which the Ad Hoc Group Advisors and other parties have delivered invoices on or prior to the date that is four (4) Business Days prior to the General Creditors Meeting, for the avoidance of doubt, in each case regardless of the terms for timing of payment under any Fee Letter;

(v) pay the Fixed Payments to the Paying Agent no later than the Milestones therefor and in accordance with the terms hereof and instruct and direct the Paying Agent to promptly thereafter pay the Fixed Payments to the applicable recipients, in each case in accordance with the terms and conditions set forth in the Restructuring Term Sheet and Section 31 hereof;

(w) upon the occurrence of a Key Man Event between the Effective Date and the termination of this Agreement:

(i) within two (2) Business Days, the Company Parties shall (A) deliver a written notice to each Consenting Holder describing in reasonable detail the nature and circumstances of the Key Man Event, including all material facts known to the Company Parties, anticipated operational impacts, remedial actions being considered, expected duration and copies of any material notices, orders or communications received from governmental authorities to the extent legally permissible (the “Key Man Notice”) and (B) provide prompt supplemental updates to each Consenting Holder regarding any material developments relating to the Key Man Event;

(ii) if a Key Man Event is continuing as of the date falling fifteen (15) days after delivery of the Key Man Notice, within two (2) Business Days of such date, the Company Parties shall deliver a further written notice to each Consenting Holder proposing the appointment of a chief restructuring officer with the requisite corporate authority to manage the Ambipar Group’s operations, and such proposal shall include the proposed candidate’s name, qualifications, and relevant experience (a “CRO Proposal Notice”); provided, that if (A) the Key Man Event is cured prior to the expiry of such fifteen (15) day period and (B) the Company Parties demonstrate to the reasonable satisfaction of the Required Consenting Holders (not to be unreasonably withheld) that no continuing material adverse effects remain on the business, operations, assets, liabilities (actual or contingent) or conduct of the business of the Ambipar Group in the ordinary course as a result of the Key Man Event, the Company Parties shall have no obligation to deliver a CRO Proposal Notice in respect of such Key Man Event; provided, further, that the Required Consenting Holders shall have fifteen (15) days following receipt of a CRO Proposal Notice to notify the Company Parties in writing whether the Required Consenting Holders approve the proposed chief restructuring officer. Failure by the Required Consenting Holders to deliver written approval or written rejection within such period shall be deemed to constitute rejection of the proposed chief restructuring officer for all purposes of this provision. If the proposed chief restructuring officer is approved pursuant to the foregoing, the Company Parties shall complete the appointment within five (5) Business Days of such approval, following which the Key Man Event shall be deemed cured; and

(iii) notwithstanding the foregoing, if the circumstances giving rise to a Key Man Event are subsequently remedied (including by the Key Man resuming his role as Chief Executive Officer and devoting substantially all of his professional time to the management and strategic direction of Ambipar Group) and the Company Parties demonstrate to the reasonable satisfaction of the Required Consenting Holders (not to be unreasonably withheld) that no continuing material adverse effects remain on the business, operations, assets, liabilities (actual or contingent) or conduct of the business of the Ambipar Group in the ordinary course as a result of the Key Man Event, then the Key Man Event shall be deemed cured and any right or remedy available to the Consenting Holders shall cease to be exercisable;

(x) not enter into, amend, supplement, or otherwise modify the Itau Documents without the consent of the Required Consenting Holders; and

(y) comply with each covenant set forth in the List of Operating Covenants.

Section 5. COMMITMENTS OF THE Consenting Holders

(a) Subject to the terms and conditions of this Agreement, each Consenting Holder (severally and not jointly) agrees that, so long as no Termination Event has occurred with respect to such Consenting Holder, it shall:

(i) on a timely basis negotiate in good faith the Definitive Documents with the Company Parties, and execute and deliver or cause its agent or trustee, as applicable, to execute and deliver each Definitive Document to which it is a party on or before the Consummation Date or other applicable deadline;

(ii) use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or reasonably advisable under applicable laws and regulations to consummate and make effective the Restructuring Transactions;

(iii) use commercially reasonable efforts to support the approval and implementation of the Restructuring Transactions;

(iv) timely vote (pursuant to the RJ Plan) or cause to be voted all of its Voting Claims (including on account of any Claims that are owned or controlled by such Consenting Holder) to accept the RJ Plan in the RJ Proceeding, and not change or withdraw such votes to accept the RJ Plan (or cause or direct such vote to be changed or withdrawn);

(v) use commercially reasonable efforts to execute any document and give any notice, order, instruction, or direction necessary to support, facilitate, implement, consummate, or otherwise give effect to the Restructuring Transactions, including instructing the Trustee to take all necessary actions to consummate and make effective the Restructuring Transactions; provided, for the avoidance of doubt, that no Consenting Holder shall be required to make any such effort if prohibited by applicable law or governmental regulation;

(vi) notify counsel to the Company Parties in writing as promptly as reasonably practicable (and in any event within three (3) Business Days after obtaining actual knowledge thereof) of (A) any material, uncured breach by such Consenting Holder in any respect of any of its obligations, representations, warranties, or covenants set forth in this Agreement or (B) the occurrence of a Termination Event;

(vii) on the Effective Date, take all of the necessary steps to file notices to suspend any motions, pleadings and appeals filed in (or in connection with) the RJ Proceeding, and on the Consummation Date, take all of the necessary steps to file notices to withdraw with respect to any motions, pleadings and appeals filed in (or in connection with) the RJ Proceeding; provided, however, that if any such motion, pleadings or appeal cannot be suspended or withdrawn, as applicable, the relevant party shall take no further action in connection therewith; provided, further, however, that, for the avoidance of doubt, nothing in this Agreement shall prevent the Consenting Holders from filing any motion, pleading, or appeal in (or in connection with) the RJ Proceeding necessary to preserve the Consenting Holders’ rights (including after the Effective Date), provided that the Consenting Holders agree to suspend any such relevant motion, pleading, or appeal reasonably after filing; and

(viii) not (in its capacity as holder of Green Notes):

(A) initiate any legal proceedings that are inconsistent with, or that would delay, prevent, enjoin, frustrate, seek damages for, or impede the approval, solicitation, or consummation of, the Restructuring Transactions, the Definitive Documents, or any other transactions outlined therein, or take any other action that is barred by this Agreement;

(B) directly or indirectly, (x) object to, delay, impede or take any other actions that would reasonably be expected to interfere, directly or indirectly, in any respect with implementation of the Restructuring Transaction or encourage or facilitate any person or entity to do any of the foregoing; or (y) take any action that is prohibited by this Agreement or any other related documents executed by the Parties in connection with the Restructuring Transactions or would be materially inconsistent with the implementation or consummation of Restructuring Transactions contemplated hereunder or thereunder;

(C) directly or indirectly seek, solicit, entertain, encourage, formulate, vote for, consent to, support, engage in any inquiries or discussions concerning, or enter into any agreements relating to any Competing Transaction;

(D) instruct the Trustees to take any action, or to refrain from taking any action, that would be inconsistent with this Agreement or the Restructuring Transactions;

(E) initiate or have initiated on its behalf any litigation, arbitration, mediation or proceeding of any kind (including a derivative action), including, without limitation, with respect to this Agreement or the Restructuring Transactions contemplated hereby against the Ambipar Group and/or its officers and directors, or any other Party, other than solely to enforce this Agreement or the Definitive Documents; or

(F) solicit, encourage, or direct any Person to undertake any action set forth in clauses (A) through (E) of this subsection hereof.

(b) Nothing in this Agreement shall:

(i) prohibit any Consenting Holder from taking any action that is not otherwise prohibited by this Agreement; provided, that nothing shall excuse the Consenting Holders from taking any actions required by this Agreement;

(ii) prevent any Consenting Holder from enforcing this Agreement or any Definitive Document or contesting whether any matter, fact or thing is a breach of, or is prohibited by, this Agreement or any Definitive Document;

(iii) prevent any Consenting Holder from taking any action that is required by applicable law or require any Consenting Holder to take any action that is prohibited by applicable law;

(iv) prohibit or limit any Consenting Holder from protecting and preserving its rights, remedies, and interests, including its Claims against, or Interests in, the Company, and any action relating to maintenance, protection, or preservation of any collateral, in each case to the extent not materially inconsistent herewith;

(v) prohibit or limit any Consenting Holder from appearing as a party in interest in the Chapter 11 Case, to the extent not materially inconsistent herewith;

(vi) prohibit any Consenting Holder to communicate with any other Consenting Holder, the Company Parties, or any other party in interest in the Chapter 11 Case (including any statutory committee or the United States Trustee); provided, that such communications do not violate this Agreement;

(vii) require any Consenting Holder to (i) incur, assume, become liable in respect of, or suffer any expenses, liabilities or other obligations (including, without limitation, those pertaining to the Paying Agent) or (ii) agree to or become bound by any commitments, undertakings, concessions, indemnities, or other arrangements that could result in expenses, liabilities or other obligations to such Consenting Holder (including, without limitation, those pertaining to the Paying Agent), except (x) with respect to costs and expenses that a Company Party has agreed to reimburse on terms satisfactory to such Consenting Holder or (y) as expressly set forth and agreed to in this Agreement or any Definitive Document; or

(viii) prohibit any Consenting Holder from exercising any consent rights or their rights or remedies specifically reserved herein or in the Definitive Documents, or from taking any action that is not materially inconsistent with this Agreement.

Section 6. TERMINATION

(a) This Agreement may be terminated as to all Parties by the Required Consenting Holders at such time upon written notice thereof to the Company Parties, upon the occurrence of any of the following events:

(i) a material breach by the Company Parties of any of its representations, warranties, covenants, or obligations set forth in this Agreement or under any Definitive Documents that remains uncured (if susceptible to cure) within five (5) Business Days after the receipt by the Company Parties of written notice by the Required Consenting Holders of such breach;

(ii) any Company Party executes, files, or delivers any Definitive Document that is not, or amends or otherwise modifies this Agreement or any Definitive Document in a manner that is not, consistent with this Agreement or otherwise reasonably acceptable to the Required Consenting Noteholders (subject to Section 3(c) hereof), if such Definitive Document is not modified, amended or withdrawn in a manner to cure such inconsistency within two (2) Business Days after the Company Parties’ receipt of written notice thereof;

(iii) any member of the Company Parties (x)(1) publicly announces its intention to pursue, (2) negotiates a term sheet in respect of, or (3) consummates, or enters into a binding agreement to consummate, in each case, a Competing Transaction or (y) publicly announces its intention not to support, pursue or consummate the Restructuring Transactions;

(iv) there shall have occurred any event or condition (other than relating to the Restructuring Transactions or as contemplated under this Agreement) that has had or would be reasonably expected to have, either individually or in the aggregate, a material adverse effect on the business, operations, assets or liabilities (actual or contingent) of the Ambipar Group, taken as a whole, in each case as compared to such business, operations, assets or liabilities as of the date hereof, if the Company Parties fail or are unable to cure such event or condition within two (2) Business Days after the Company Parties’ receipt of written notice thereof;

(v) the failure of the Company Parties to promptly pay all Transaction Expenses as and when due in accordance with this Agreement and such failure is not cured within five (5) Business Days after the Company Parties’ receipt of written notice thereof in accordance with Section 4;

(vi) subject to waiver or extension by the Required Consenting Holders (which may be by email among counsel), the failure to satisfy any Milestone set forth in the Steps Plan, other than with respect to the Milestones for (A) Submission of the RJ Plan for a vote at the General Creditors Meeting to be held in the RJ Proceeding or (B) Issuance (not publication) of the RJ Confirmation Order, if such failure is due solely to the unavailability of the Brazilian Court; provided, that waiver or extension by the Required Consenting Holders with respect to the foregoing clauses (A) and (B) shall not be unreasonably withheld;

(vii) (x) the Bankruptcy Court enters an order (A) directing the appointment of a trustee or examiner with expanded powers, (B) converting the Chapter 11 Case to a case under chapter 7 of the Bankruptcy Code, (C) dismissing the Chapter 11 Case other than in favor of a pending Chapter 15 Case, (D) dismissing the Chapter 15 Cases or, from and after entry of the Suspension Order, unsuspending the Chapter 11 Case for any purpose materially adverse to the Consenting Holders, or (E) granting relief that is materially inconsistent with this Agreement or materially adverse with respect to the Consenting Holders; or (y) information is made public or received by the Ad Hoc Group, in each case, as a result of currently pending discovery (as of the date hereof) under Rule 2004 of the Federal Rules of Bankruptcy Procedure in the Chapter 11 Case, which information has a materially favorable effect on Company Parties’ financial condition, as reasonably determined by the Required Consenting Holders, compared to what was disclosed to the Ad Hoc Group prior to the Effective Date of this Agreement;

(viii) the Brazilian Court (A) enters an order confirming the approval of the RJ Plan on terms inconsistent with this Agreement (and such order is not modified or suspended consistent with this Agreement within fifteen (15) Business Days thereafter), (B) rejects the material terms of the RJ Plan as agreed between the Consenting Holders and the Company Parties, or (C) enters any order adjudging any of the Company Parties bankrupt that is not reversed or stayed within fifteen (15) Business Days of issuance;

(ix) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that is not reversed or stayed within ten (10) Business Days of issuance making illegal or otherwise permanently enjoining, preventing, or prohibiting the consummation of a material portion of the applicable Restructuring Transactions;

(x) (A) any Company Party (I) files any motion seeking to avoid, disallow, subordinate, recharacterize or reduce any claim arising out of the Green Notes held by any Consenting Holder or (II) supports any application, adversary proceeding, or Cause of Action referred to in the immediately preceding clause (I) filed by a third party, or consents to the standing of any such third party to bring such application, adversary proceeding, or Cause of Action; or (B) the Bankruptcy Court enters an order invalidating, disallowing, subordinating, recharacterizing, or limiting, as applicable, any claims arising out of the Green Notes held by any Consenting Holder and such order is not reserved or stayed within fourteen (14) days from the Bankruptcy Court’s entry;

(xi) any Company Party, except as contemplated hereby and without the Required Consenting Holders’ written consent, (A) voluntarily commences any case or files any petition seeking bankruptcy, winding up, dissolution, liquidation, administration, moratorium, receivership, reorganization, or other relief under any federal, state, or foreign bankruptcy, insolvency, administrative receivership, or similar law now or hereafter in effect, (B) is the subject of an involuntary case under the Bankruptcy Code that is not dismissed or withdrawn within 45 days of the commencement of such proceeding, or any Company Party consents to the institution of, or fails to contest in a timely and appropriate manner, any involuntary proceeding or petition described in the preceding clause (A), (C) applies for or consents to the appointment of a receiver, administrator, administrative receiver, trustee, custodian, sequestrator, conservator, or similar official with respect to any Company Party or for a substantial part of such Company Party’s assets, except to appoint a trustee or agent responsible for the sale of any shares or securities that may be issued as consideration for the payment of other creditors, should this payment mechanism be adopted under the RJ Plan, (D) makes a general assignment or arrangement for the benefit of creditors in the United States, or (E) takes any corporate action for the purpose of authorizing any of the foregoing;

(xii) the Green Notes are cancelled prior to the RJ Appeals Resolution Date;

(xiii) any RJ Party loses the exclusive right to file a plan of reorganization in the RJ Proceeding, and such exclusivity is not reestablished within thirty (30) days following the loss of such exclusivity;

(xiv) the Brazilian Court does not enter an order confirming the RJ Plan; or

(xv) a Key Man Event has occurred and the Required Consenting Holders deliver a written rejection of the chief restructuring officer proposed by the Company Parties within fifteen (15) days following receipt of a CRO Proposal Notice, or the Company Parties fail to complete the appointment of an approved chief restructuring officer within five (5) Business Days of the Required Consenting Holders’ approval.

(b) This Agreement may be terminated as to all Parties by the Company Parties upon the occurrence of any of the following events:

(i) the issuance by any governmental authority, including any regulatory authority or court of competent jurisdiction, of any final, non-appealable ruling or order that is not reversed or stayed within ten (10) Business Days of issuance making illegal or otherwise permanently enjoining, preventing, or prohibiting the consummation of a material portion of the applicable Restructuring Transactions;

(ii) if at any time, the Consenting Holders (including any transferee who has executed and delivered a Transferee Joinder) do not collectively hold more than 50.01% of the Green Notes; or

(iii) any Company Party, in the exercise of its rights under Section 12 hereof, elects to terminate its obligations under this Agreement.

(c) The Company Parties may terminate this Agreement with respect to any particular Consenting Holder (but not as to all of the Consenting Holders) at any time following the occurrence of a breach by such Consenting Holder of any of the representations, warranties, or covenants with respect to such Consenting Holder set forth in this Agreement that (if susceptible to cure) remains uncured for a period of ten (10) Business Days after the receipt by the Ad Hoc Group Advisors of written notice of such breach.

(d) This Agreement may be terminated at any time by mutual written consent of the Company Parties and the Required Consenting Holders.

(e) This Agreement will automatically terminate with respect to all Parties, without further action required by any Party, immediately upon the occurrence of the Consummation Date.

(f) The occurrence of any event described in clauses (a) through (e) of this Section 6 shall be referred to as a “Termination Event” with respect to the Parties for whom this Agreement has been terminated. The date on which this Agreement is terminated in accordance with this Section 6 shall be referred to as the “Termination Date” and the provisions of this Agreement shall terminate on the Termination Date; provided, that, Sections 1, 2, 6, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 28, and 29 (subject in all respects to Section 29(c)(iii)), and solely with respect to a termination under Sections 6(e), 4(t), 4(v), and 31 hereof shall survive the Termination Date. For the avoidance of doubt, the termination of this Agreement shall not relieve any Party from liability for its breach or non-performance of its obligations hereunder prior to the Termination Date with respect to such Party.

Section 7. [RESERVED]

Section 8. TRANSFER OF CLAIMS AND INTERESTS

(a) Each Consenting Holder shall not sell, transfer, assign, hypothecate, pledge, grant a participation interest in, or otherwise dispose of, directly or indirectly (including through derivatives, options, swaps, pledges, forward sales or other transactions), its right, title, or interest with respect to any of such Consenting Holder’s Green Notes, in whole or in part, (the actions described in this Section 8(a) are collectively referred to herein as a “Transfer” and the Consenting Holder making such Transfer is referred to herein as the “Transferor”), unless such Transfer is to another Consenting Holder or any other entity that first agrees, in writing, to be bound by the terms of this Agreement by executing and delivering to the Company Parties and counsel to the Consenting Holders a Transferee Joinder substantially in the form attached as Exhibit A hereof (the “Transferee Joinder”) prior to the effectiveness of the relevant Transfer. Upon the consummation of a Transfer in accordance herewith, such transferee shall be deemed to make all of the representations, warranties, and covenants of a Consenting Holder, as applicable, as set forth in this Agreement, and shall be deemed to be a Party and a Consenting Holder for all purposes under this Agreement. Upon compliance with the foregoing, the Transferor shall be deemed to relinquish its rights (with respect to any such Green Notes that are the subject of a Transfer) under this Agreement and shall be released from its obligations hereunder. Any Transfer made in violation of this Section 8 shall be deemed null and void ab initio and of no force or effect. No Transfer of any Green Notes shall be permitted commencing on the date that is two (2) Business Days prior to the General Creditors’ Meeting and ending at the close of the General Creditors’ Meeting.

(b) Except as set forth in Section 8(a) hereof, nothing in this Agreement shall be construed as precluding any Consenting Holder or any of its affiliates from acquiring additional Green Notes or other Claims against the Company Parties; provided, that any such additional Green Notes or other Claims against any RJ Party (other than Claims acquired by any affiliate of any such Consenting Holder that maintains or establishes an information-blocking device or “ethical wall” between it and such Consenting Holder) shall automatically be subject to the terms and conditions of this Agreement and the Ad Hoc Group Advisors, on behalf of such Consenting Holder, shall notify the Company Parties of such acquisition and the principal amount of the additional Green Notes or other Claims within three (3) Business Days of such acquisition.

(c) Notwithstanding Section 8(a), (i) a Consenting Holder may transfer (by purchase, sale, assignment, participation, or otherwise) any Green Notes or other Claims against the Ambipar Group to an entity that is acting in its capacity as a Qualified Market Maker, and such transferee shall not be required to be or to become a Consenting Holder in order to effect any such transfer (by purchase, sale, assignment, participation, or otherwise) of any Green Notes or other Claims against the Ambipar Group by a Consenting Holder; provided, however, that the foregoing exception will only be available in transactions where the Qualified Market Maker is not the ultimate beneficial owner (within the meaning of Rule 13d-3 under the Securities Act) of such Green Notes or other Claims against the Ambipar Group as of the date that is ten (10) Business Days after its acquisition of such Green Notes or other Claims against the Ambipar Group (in the event such Qualified Market Maker is the ultimate beneficial owner of such Green Notes or other claims against the Ambipar Group as of such date, it shall execute a Transferee Joinder in accordance with Section 8(a)); and (ii) to the extent that a Consenting Holder, acting in its capacity as a Qualified Market Maker, acquires any Green Notes or other claims against the Ambipar Group from a holder of such claim that is not a Consenting Holder, such Consenting Holder may Transfer (by purchase, sale, assignment, participation, or otherwise) such Green Notes or other claims against the Ambipar Group, without the requirement that the transferee be or become a Consenting Holder in accordance with this Section 8. Notwithstanding the foregoing, no Consenting Holder may transfer (by purchase, sale, assignment, participation, or otherwise) any Green Notes or other Claims against the Ambipar Group to an entity that is acting in its capacity as a Qualified Market Maker unless such Qualified Market Maker (a) transfers such Green Notes or other Claims to a party that is or becomes a party hereto by executing a Joinder Agreement and complying with the individualization requirements set forth therein on or before the applicable individualization deadline, (b) agrees to become a party hereto by executing a Joinder Agreement and complying with the individualization requirements set forth therein on or before the applicable individualization deadline, or (c) returns such Green Notes or other Claims to the original seller thereof no later than the applicable individualization deadline.

(d) Notwithstanding anything to the contrary in this Section 8, the restrictions on Transfer set forth in this Section 8 shall not apply to the grant of any liens or encumbrances on any claims and interests in favor of a bank or broker-dealer (other than the banks and broker-dealers in the “Ad Hoc Group of Financial Creditors” that has appeared in the Chapter 11 Case, and any of their respective affiliates) holding custody of such claims and interests in the ordinary course of business and which lien or encumbrance is released upon the Transfer of such claims and interests.

Section 9. OWNERSHIP OF CLAIMS AND INTERESTS

(a) Each of the Consenting Holders represents and warrants (severally and not jointly) that:

(i) it either (i) is the sole beneficial owner of the principal amount of Green Notes and other Voting Claims indicated for such Consenting Holder on its signature page hereto or (ii) has sole investment or voting discretion with respect to the principal amount of the Green Notes and other Voting Claims indicated for such Consenting Holder on its signature page hereto, and has the power and authority to bind the beneficial owner of such Green Notes to the terms of this Agreement;

(ii) each nominee, investment or fund manager, or advisor or sub-advisor acting on behalf of the beneficial holders of its Voting Claims represents and warrants to the Company Parties and the other Consenting Holders that it has the legal authority to so act and to bind the applicable beneficial holders;

(iii) other than pursuant to this Agreement, the Voting Claims held by it are free and clear of any equity, option, proxy, voting restriction, right of first refusal, or other limitation on disposition of any kind that might adversely affect in any way such Consenting Holder’s performance of its obligations contained in this Agreement at the time such obligations are required to be performed;

(iv) other than the Green Notes and other Voting Claims indicated on its respective signature page hereto, such Consenting Holder does not, with knowledge having made reasonable inquiry, (i) directly or indirectly own any other Green Notes or other Voting Claims or (ii) directly or indirectly have investment or voting discretion with respect to any other Green Notes or other Voting Claims; and

(v) (i) it is either (A) a qualified institutional buyer as defined in Rule 144A of the Securities Act or (B) not a U.S. person (as defined in Regulation S of the Securities Act); or (ii) any securities acquired by it in connection with the transactions contemplated hereby will have been acquired for investment and not with a view to distribute or resale in violation of the Securities Act.

(b) For the avoidance of doubt, where a Consenting Holder enters into or joins this Agreement through an identified business unit(s) and/or trading desk(s) in respect of Green Notes (as specified in the signature page to this Agreement or a Joinder Agreement), the terms of this Agreement shall apply only to that identified business unit(s) and/or trading desk(s) and not any other business unit(s) and/or trading desk(s) within the legal entity which has not signed or acceded to this Agreement (in accordance with the terms of this Agreement) separately in respect of any Green Notes or other instrument which it legally or beneficially owns and, therefore, that Consenting Holder shall not be required to procure compliance with this Agreement on behalf of such other business unit(s) and/or trading desk(s) within that legal entity.

Section 10. REPRESENTATIONS

Each Party (severally and not jointly) represents to each other Party that, as of the date of this Agreement:

(a) such Party is duly organized, validly existing, and in good standing (where such concept is recognized) under the laws of the jurisdiction of its organization, and has all requisite corporate, partnership, or limited liability company power and authority to enter into this Agreement and to carry out the Restructuring Transactions contemplated herein, and to perform its respective obligations under this Agreement;

(b) the execution, delivery, and performance of this Agreement by such Party does not and shall not (i) violate any provision of law, rule, or regulation applicable to it or any of its subsidiaries or its organizational documents or those of any of its subsidiaries, or (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under its organizational documents or any material contractual obligations to which it or any of its subsidiaries is a party; and

(c) this Agreement is the legally valid and binding obligation of such Party, enforceable against it in accordance with its terms.

Section 11. ENTIRE AGREEMENT; PRIOR NEGOTIATIONS

This Agreement, including all of the exhibits attached hereto, constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement as of the date hereof, and supersedes all other prior negotiations, agreements, representations, warranties, term sheets, proposals, and understandings, whether written, oral, or implied, among the Parties with respect to the subject matter of this Agreement; provided, however, that any Confidentiality Agreement or non-disclosure agreement executed by any Party shall survive this Agreement and shall continue in full force and effect, subject to the terms thereof, irrespective of the terms hereof.

Section 12. THE Ambipar Group’s FIDUCIARY DUTIES

Notwithstanding anything to the contrary herein, (a) Ambipar Group, and, as applicable, each respective board of directors or similar governing body of the entities comprising Ambipar Group shall be permitted to take (or permitted to refrain from taking) any action with respect to the Restructuring Transactions to the extent such board of directors or similar governing body determines, in good faith based on the advice of counsel, that taking such action, or refraining from taking such action, as applicable, is reasonably required to comply with applicable law, including pursuant to its fiduciary duties, and may take such action or refrain from taking such action without incurring any liability to any other Party hereto; and (b) to the extent that such fiduciary obligations require any Company Party or any of its subsidiaries or its board of directors or similar governing body to terminate such entity’s obligations under this Agreement, the Company Parties may terminate this Agreement without liability. For the avoidance of doubt, nothing in this Section 12 shall impede or abridge any Party’s termination rights under this Agreement.

Section 13. REPRESENTATION BY COUNSEL

Each Party hereto acknowledges that it has been represented by counsel (or had the opportunity to be represented by counsel and waived its right to do so) in connection with this Agreement and the Restructuring Transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party hereto with a defense to the enforcement of the terms of this Agreement against such Party based upon the lack of legal counsel shall have no application and is expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effectuate the intent of the Parties hereto. None of the Parties hereto shall have any term or provision of this Agreement construed against such Party solely by reason of such Party having drafted the same.

Section 14. EFFECTIVENESS

(a) The effectiveness of this Agreement and the obligations of the Parties are subject to satisfaction of each of the following conditions (the date upon which this Agreement becomes effective, the “Effective Date”):

(i) the Company Parties and Initial Consenting Holders holding more than 50.01% of the outstanding aggregate principal amount of Green Notes shall have executed and delivered counterpart signature pages to this Agreement; and

(ii) the Company shall have paid or reimbursed all Transaction Expenses due and owing pursuant to invoices delivered to the Company at least one day prior to the Effective Date in accordance with the Fee Letters notwithstanding any later date that may be permitted for such payment in any Fee Letter.

(b) Following the Effective Date, this Agreement will become effective and binding with respect to any Subsequent Consenting Holder upon delivery to the Company Parties of a duly and validly executed Joinder Agreement; provided, that signature pages executed by Consenting Holders will be delivered to (x) other Consenting Holders in a redacted form that removes such Consenting Holders’ holdings of Green Notes and other Voting Claims and interests and (y) the Company Parties and their advisors in an unredacted form.

Section 15. INDEPENDENT DUE DILIGENCE AND DECISION-MAKING

Each of the Parties hereby confirms that it has made its own decision to execute this Agreement based upon its own independent assessment of the documents and information available to it, as it has deemed appropriate. Each Consenting Holder severally represents that such Consenting Holder (a) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of implementing and consummating the Restructuring Transactions, (b) has conducted due diligence of the Company Parties and the terms of the Restructuring Transactions, and (c) had access to such financial and other information, personnel and documentation as such Consenting Holder deems necessary and appropriate to make its own independent decision to execute this Agreement, and implement and consummate the Restructuring Transactions.

Section 16. COUNTERPARTS

This Agreement may be signed in counterparts (which may include counterparts delivered by any standard form of telecommunication), each of which shall be an original and all of which together shall constitute one and the same instrument. The words “execution,” “signed,” “signature,” “delivery” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

Section 17. AMENDMENTS

(a) Except as otherwise provided herein, this Agreement may not be modified, amended, or supplemented, without the prior written consent (including by email from counsel) of the Company Parties and the Required Consenting Holders; provided, that, one or more provisions of this Agreement may be waived with just the consent of the party hereto that is waiving the obligations of the other party under such provision; provided, further, however, that (i) no amendment, modification or waiver of any term or provision of the Restructuring Term Sheet shall be effective to the extent such amendment, modification or waiver materially affects a Consenting Holder (in its capacity as such) in a manner that is disproportionately adverse to such Consenting Holder in relation to other Consenting Holders without the prior written consent of such disproportionately and adversely affected Consenting Holder, (ii) any modification, amendment, or supplement to Section 5(b), Section 8(c), or this Section 17 shall require the consent of all Parties, and (iii) any modification or amendment to the definition of “Required Consenting Holders” and any other defined term whose definition affects the population covered by “Required Consenting Holders”, shall require the consent of all Consenting Holders.

(b) Each of the Parties agrees to negotiate in good faith all amendments and modifications to this Agreement as are reasonably necessary and appropriate to consummate the Restructuring Transactions.

(c) No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision of this Agreement, whether or not such provisions are similar, nor shall any waiver of a provision of this Agreement be deemed a continuing waiver of such provision.

Section 18. HEADINGS

The headings of the sections, paragraphs, and subsections of this Agreement are included for convenience only and shall not affect the interpretation of the provisions contained herein.

Section 19. RELATIONSHIP AMONG THE PARTIES

Notwithstanding anything herein to the contrary, the duties and obligations of the Consenting Holders under this Agreement shall be several and not joint. No Consenting Holder shall be responsible in any way for the performance of the obligations or any breach of any other Consenting Holder under this Agreement, and nothing contained herein, and no action taken by any Consenting Holder pursuant hereto shall be deemed to constitute the Consenting Holder as a partnership, an association or joint venture of any kind, or create a presumption that the Consenting Holders are in any way acting other than in their individual capacities. None of the Consenting Holders shall have any fiduciary duty or other duties or responsibilities in any kind or form to each other, the Company Parties or any of the Company Parties’ other lenders, noteholders or stakeholders as a result of this Agreement or the transactions contemplated hereby. Each Consenting Holder acknowledges that no other Consenting Holder will be acting as agent of such Consenting Holder in connection with monitoring such Consenting Holder’s investment or enforcing its rights under this Agreement, the Definitive Documents, or any other documents to be entered into in connection with the consummation of the Restructuring Transactions. The Consenting Holders are not intended to be, and shall not be deemed to be, a “Group” for purposes of Section 13(d) of the Exchange Act.

Section 20. SPECIFIC PERFORMANCE

It is understood and agreed by the Parties that money damages would be an insufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach of this Agreement, including, without limitation, a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations in this Agreement.

Section 21. GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to any choice of law provision that would require the application of the laws of another jurisdiction. By the execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably and unconditionally agrees for itself that any legal action, suit, or proceeding against it with respect to any matter arising under or out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit, or proceeding may be brought in either the Bankruptcy Court or a state or federal court of competent jurisdiction in the State and County of New York, Borough of Manhattan. By the execution and delivery of this Agreement, each of the Parties hereto hereby irrevocably accepts and submits itself to the jurisdiction of each such court, generally and unconditionally, with respect to any such action, suit, or proceeding. By executing and delivering this Agreement, each of the Parties hereto irrevocably and unconditionally submits to the personal jurisdiction of each such court described in this Section 21, solely for purposes of any action, suit, or proceeding arising out of or relating to this Agreement or for the recognition or enforcement of any judgment rendered or order entered in any such action, suit, or proceeding. EACH PARTY HERETO UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING REFERRED TO ABOVE.

Section 22. NOTICES

All notices (including, without limitation, any notice of termination as provided for herein) and other communications from any Party given or made pursuant to this Agreement shall be in writing (which may include email among counsel) and shall be deemed to have been duly given upon the earliest of the following: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed electronic mail if sent during the normal business hours of the recipient, and if not so confirmed, on the next Business Day, (c) three Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, and (d) one (1) Business Day after deposit with a nationally recognized overnight courier, specifying next day delivery (with an email upon sending to the Party to be notified), with written verification of receipt. All communications shall be sent:

(a) If to the Company Parties:

Ambipar Participações e Empreendimentos S.A.
Avenida Pacaembu, 1,088, Pacaembu

São Paulo, SP Brazil, 01234-000
Attn: Legal Department
Email: legal@ambipar.com; Alessandra.bessa@ambipar.com

With a copy (which shall not constitute notice) to:

Simpson, Thacher & Bartlett LLP
425 Lexington Ave
New York, New York 10017
Attn: David Zylberberg

  Grenfel Calheiros

Email: david.zylberberg@stblaw.com

  gcalheiros@stblaw.com

(b) If to the Consenting Holders:

At the addresses of the Consenting Holders included on their signature pages hereto or its Joinder Agreement, as applicable.

With a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Ave
New York, New York 10017
Attn: Timothy Graulich

  Jonah Peppiatt

Email: timothy.graulich@davispolk.com

  jonah.peppiatt@davispolk.com

Section 23. NO THIRD-PARTY BENEFICIARIES

Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties and any RJ Parties, and no other Person shall be a third-party beneficiary hereof.

Section 24. PUBLICITY; NON-DISCLOSURE

The Company Parties will disclose the existence of this Agreement promptly after execution of this Agreement by filing a notice disclosing the existence of this Agreement with the Bankruptcy Court in the Chapter 11 Case and publicly filing a Form 6-K with the same information that is required to be disclosed as a relevant fact under appliable Brazilian law (the “Public Disclosure”). As promptly as reasonably practicable, the Company Parties will provide the Ad Hoc Group, through counsel, with a draft of the Public Disclosure for review, and the Company Parties will reasonably consider any additions or modifications to the Public Disclosure from the Ad Hoc Group or their professionals. Unless required by applicable law or regulation, the Company Parties agree to keep confidential the names of the Consenting Holders and all Confidential Holder Information absent the prior written consent of any such Consenting Holder; and if such announcement or disclosure of the individual holdings information of the Consenting Holders is so required by law or regulation, the Company Parties shall provide each Consenting Holder with advance notice of its intent to disclose such holdings information and shall afford each of the Consenting Holders a reasonable opportunity to (i) seek a protective order or other appropriate remedy or (ii) review and comment upon any such announcement or disclosure prior to the Company Parties making such announcement or disclosure; provided, that the Company Parties shall not be required to incur any material costs and/or expenses, nor shall it be required to provide any indemnities or the like, in order to comply with the foregoing. When attaching a copy of this Agreement to the Public Disclosure if required by this Section 24, the Company Parties will omit the signature pages (including any Joinder Agreement and Transferee Joinder) of the Consenting Holders. The foregoing shall not prohibit the Company Parties from disclosing the aggregate amount of Green Notes and/or Voting Claims held by all of the Consenting Holders together.

Section 25. SUCCESSORS AND ASSIGNS; SEVERABILITY; SEVERAL OBLIGATIONS

This Agreement is intended to bind and inure to the benefit of the Parties and their respective permitted successors, assigns, heirs, executors, estates, administrators, and representatives. The invalidity or unenforceability at any time of any provision hereof in any jurisdiction shall not affect or diminish in any way the continuing validity and enforceability of the remaining provisions hereof or the continuing validity and enforceability of such provision in any other jurisdiction. The agreements, representations, and obligations of the Consenting Holders under this Agreement are, in all respects, several and not joint.

Section 26. GOOD FAITH COOPERATION; FURTHER ASSURANCES

The Parties shall (and shall cause each of their subsidiaries and affiliates to) cooperate with each other in good faith and shall coordinate their activities (to the extent practicable) in respect of all matters concerning the implementation and consummation of the Restructuring Transactions. Furthermore, unless prohibited by applicable law or governmental regulation, each of the Parties shall (and shall cause each of their subsidiaries and affiliates to) take such action (including executing and delivering any other agreements and making and filing any required regulatory filings) as may be reasonably necessary to carry out the purposes and intent of this Agreement.

Section 27. NO SOLICITATION

Each Party acknowledges that this Agreement is not, and is not intended to be, an offer for the purchase, sale, exchange, hypothecation, or other transfer of securities for purposes of the Securities Act or the Exchange Act. Solicitation for the acceptance of the Restructuring Transactions will not be solicited from any holder of the Green Notes or the common stock of the Debtor until such holder has received the relevant solicitation materials in compliance with applicable law.

Section 28. CONFIDENTIALITY

(a) The Parties acknowledge that the holdings, allocation information, and the signature page of each Consenting Holder (collectively, the “Confidential Holder Information”) is confidential and competitively sensitive, and will not be disclosed to any person (including for the avoidance of doubt, the Company Parties, the Key Man, and any other Consenting Holder) other than the Ad Hoc Group Advisors and U.S. counsel to the Company Parties (except as required by law, regulation or legal process) without such Consenting Holder’s written consent (email being sufficient). The Company Parties further agree that all Confidential Holder Information shall be redacted, and all signature pages (including any Joinder Agreement and Transfer Agreement) omitted, from “closing sets” or other representations of the fully executed Agreement. For the avoidance of doubt, (i) the aggregate holdings of all Consenting Holders collectively may be disclosed and (ii) upon reasonable request, aggregated, institutional-level holdings of the Consenting Holders may be disclosed solely to the Key Man, the Company Parties, and advisors to the Company Parties (who are under obligations of confidentiality to the Company Parties with respect to such disclosure, and whose compliance with such obligations the Company Parties shall be responsible for).

(b) The Parties also each acknowledge that this Agreement is confidential and, except as provided in Section 24 with respect to the Public Disclosure, may be disclosed only (i) to a Consenting Holder’s advisor or agent that is under a duty of confidentiality, (ii) to any Company Party or its advisors (who are under obligations of confidentiality to the Company Parties with respect to such disclosure, and whose compliance with such obligations the Company Parties shall be responsible for), (iii) where a Consenting Holder is acting through its investment advisor, sub-advisor, trustee, or manager with discretionary authority over the disposition of the Green Notes, to its funds and/or accounts that are holders or beneficial holders of the Notes and subject to the obligations herein, (iv) to the Bankruptcy Court, if determined by the U.S. advisors to the Company Parties to be reasonably necessary to achieve the Restructuring Transactions or other objectives of this Agreement, and (v) subject to the following sentence, as required by law, regulation, or legal process. Any disclosure of this Agreement or its terms other than to the Persons identified in Section 28(a) shall redact all Confidential Holder Information (except as required by law, regulation or legal process, in which case advance notice of the intent to disclose, if permitted by applicable law or regulation, shall be given by the disclosing Party to the applicable Consenting Holder(s) (who shall have the right to seek a protective order prior to disclosure)).

Section 29. RELEASES

(a) Subject in all respects to Section 29(c), on and after the Issuance Date, in exchange for good and valuable consideration, the adequacy of which is hereby confirmed, each Released Party is, and is deemed to be, hereby conclusively, absolutely, unconditionally, irrevocably and forever, released and discharged by each Releasing Party (in each case on behalf of themselves and their respective successors, assigns, and representatives, and any and all entities who may purport to assert any Claim or Cause of Action, directly or derivatively, by, through, for, or because of the foregoing entities), from any and all Claims and Causes of Action, which are based on or in any manner relating to or arising from, in whole or in part, any act or omission, transaction, agreement, event, or other occurrence taking place on or before the Issuance Date with respect to:

(i) the Ambipar Group or any entity therein (including the capital structure, business, management, cash management arrangements, ownership, or operation thereof);

(ii) the purchase, sale, or rescission of any security issued by any entity in the Ambipar Group;

(iii) the subject matter of, or the transactions or events giving rise to, any Claim or Interest that is treated in the RJ Plan;

(iv) the business or contractual arrangements between or among any entity in the Ambipar Group and any Released Party;

(v) the ownership and/or operation of the Ambipar Group by any Released Party or the distribution of any Cash or other property of any entity in the Ambipar Group to any Released Party;

(vi) the assertion or enforcement of rights or remedies against any entity in the Ambipar Group;

(vii) the Ambipar Group’s in- or out-of-court restructuring efforts;

(viii) intercompany transactions between or among entities in the Ambipar Group;

(ix) the Chapter 11 Case, the RJ Proceeding, or the Chapter 15 Cases or the commencement of any of the foregoing;

(x) the formulation, preparation, dissemination, negotiation, or filing of the Restructuring Support Agreement and related prepetition transactions;

(xi) the Chapter 15 Order, the RJ Plan, all other documents filed in the RJ Proceeding, and any other Definitive Document, or any Restructuring Transaction, contract, instrument, release, or other agreement or document relating to any of the foregoing, created or entered into in connection with the Restructuring Support Agreement, the RJ Plan, any other Definitive Document before or during the Chapter 11 Case, the Chapter 15 Cases and the RJ Proceeding;

(xii) any preference, fraudulent transfer, or other avoidance claim arising pursuant to chapter 5 of the Bankruptcy Code or other applicable law;

(xiii) the solicitation of votes on the RJ Plan;

(xiv) the administration and implementation of the RJ Plan, including the issuance or distribution of debt and/or securities pursuant to the RJ Plan, or the distribution of property under the RJ Plan or any other related agreement; or

(xv) any other act or omission, transaction, agreement, event, or other occurrence related or relating to any of the foregoing taking place on or before the Issuance Date (collectively, the “Released Claims”).

For the avoidance of doubt, the Released Claims shall include any derivative claims, asserted or assertable, whether known or unknown, foreseen or unforeseen, matured or unmatured, liquidated or unliquidated, fixed or contingent, existing or hereafter arising, in law, equity, contract, tort, or otherwise, including any derivative claims asserted or assertable (x) on behalf of any entity in the Ambipar Group that such entity would have been entitled to assert (whether individually or collectively) or (y) on behalf of the holder of any Claim against, or Interest in, an entity in the Ambipar Group or other entity, in each case based on or relating to, or in any manner arising from, in whole or in part, any Released Claims.

(b) Each Releasing Party hereby covenants and agrees that, from and after the Effective Date, it shall not commence, support, finance, assist, encourage, participate, or knowingly cooperate with any action, claim, cause of action, proceeding, arbitration, investigation, derivative action or other legal process against any Released Party based upon, arising from, or relating to any Released Claim; provided, that nothing contained in this Section 29 shall prevent any Releasing Party from providing information that is requested or required pursuant to law, rule, regulation, court order, or other similar process (including, without limitation, by oral questions interrogatories, requests for information or documents in legal or regulatory proceedings, subpoena, civil investigative demand, or other similar process). Each Releasing Party further agrees that the Releases are intended to be final and comprehensive and waives any right to seek recovery against any Released Party with respect to any Released Claim.

(c) Notwithstanding anything herein to the contrary herein:

(i) the releases set forth in this section do not release (x) any post Effective Date obligations of any Party or entity under this Agreement, the RJ Plan, any Restructuring Transaction, or any Definitive Document or (y) any defense available to a Releasing Party in response to a claim or proceeding asserted or commenced against such Releasing Party by a Released Party;

(ii) each Party’s right to enforce this Agreement or any Definitive Document is preserved; and

(iii) the releases set forth in Section 29(a) and covenants in Section 29(b) shall be null and void ab initio upon (A) the Termination Date resulting from any Termination Event under Section 6 (other than a Termination Date pursuant to Section 6(e)) applicable to such Releasing Party, solely as to such Releasing Party or (B) the failure of the Company Parties to pay the Fixed Payments on or before the applicable Milestones therefor.

Section 30. COOPERATION AGREEMENT

The Consenting Holders hereby extend the Expiration Time of the Cooperation Agreement in accordance with the terms of the Cooperation Agreement through July 26, 2027.

Section 31. PAYING AGENT

The Company Parties shall instruct and direct the Paying Agent to promptly pay the Fixed Payments to the applicable recipients, in each case in accordance with the terms and conditions set forth in this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first written above.

Ambipar Participações e Empreendimentos S.A.
Em Recuperação Judicial

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Oficial Executivo

By:	/s/ Isabel Cristina Monteiro de Souza
Name:	Isabel Cristina Monteiro de Souza
Title:	Oficial Executivo

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Diretor

By:	/s/ Ricardo Chagas
Name:	Ricardo Chagas
Title:	Diretor Executivo

Ambipar Lux S.à r.l.

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Signatário Autorizado

By:	/s/ Alessandra Bessa Alves de Melo
Name:	Alessandra Bessa Alves de Melo
Title:	Signatária Autorizada

Emergência Participações S.A.
Em Recuperação Judicial

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Oficial Executivo

By:	/s/ Isabel Cristina Monteiro de Souza
Name:	Isabel Cristina Monteiro de Souza
Title:	Oficial Executivo

Environmental ESG Participações S.A.
Em Recuperação Judicial

By:	/s/ Thiago da Costa Silva
Name:	Thiago da Costa Silva
Title:	Oficial Executivo

By:	/s/ Isabel Cristina Monteiro de Souza
Name:	Isabel Cristina Monteiro de Souza
Title:	Diretora Executiva

[Company Parties Signature Page]

[Signature pages of the Consenting Holders on file with the Company Parties]

EXHIBIT A

FORM OF TRANSFEREE JOINDER

The undersigned (the “Transferee”) hereby acknowledges that it has read and understands the Restructuring Support Agreement (the “Agreement”), dated as of July [_], 2026, entered into by and among Ambipar Emergency Response (the “Debtor”), certain other affiliates of the Debtor (collectively, with the Debtor, the “Company Parties”), and certain holders of Green Notes (as defined in the Agreement), and agrees to be bound by the terms and conditions thereof (including with respect to the Green Notes acquired from the Transferor), and shall be deemed a “Consenting Holder” under the terms of the Agreement. All Green Notes held by the Transferee (now or hereafter) shall be subject in all respects to the Agreement.

The Transferee further acknowledges and agrees that:

(a)	Individualization Requirement. As a Consenting Holder, the Transferee shall be required to vote in support of the RJ Plan reflecting the terms of the Agreement and the Restructuring Transactions. Only holders of Green Notes that have been individualized in the RJ Proceeding shall be permitted to vote on the RJ Plan at the General Creditors’ Meeting. Accordingly, the Transferee acknowledges that, in order to comply with its voting obligations under the Agreement, each fund, account, or sub-account holding Green Notes on behalf of the Transferee must complete the individualization procedure provided under the individualization notice to be released in the RJ Proceeding. The Transferee shall be responsible for monitoring the RJ Proceeding and taking all actions necessary to ensure that the individualization process is completed in accordance with the deadlines and procedures set forth in the individualization notice issued in the RJ Proceeding.

(b)	Public Disclosure. The Transferee acknowledges that the name and holdings of each individualized fund, account, or sub-account will become publicly available in the RJ Proceeding, as they will be included in the list of creditors eligible to vote at the General Creditors’ Meeting.

(c)	Trading Restrictions. Any transfer of Green Notes by the Transferee after the date set forth on the Transferee’s signature page hereto must account for the Transferee’s ability to comply with the rules set forth in the Individualization Notice to vote at the General Creditors’ Meeting in accordance with its obligations under the Agreement. The Transferee acknowledges that failure to timely comply with the Individualization Notice provisions will result in the relevant fund, account, or sub-account being unable to vote at the General Creditors’ Meeting, which may constitute a breach of the Agreement and result in a loss of such Consenting Holder’s entitlements hereunder.

[Signature page follows]

Date Executed: ___________, 2026

[Transferee’s Name]

By:
Name:
Title:

Claims and interests acquired from [Name(s) of Transferor]:

Holdings: $__________________ of 2031 Green Notes

   $__________________ of 2033 Green Notes

   $________________ of other Voting Claims

    ________________ shares of Debtor common stock

    ________________ shares of Ambipar TopCo common stock

Address: [___________]

Email: [___________]

[Signature Page to Transferee Joinder]

EXHIBIT B

FORM OF NEW CONSENTING HOLDER JOINDER

The undersigned (the “New Consenting Holder”) hereby acknowledges that it has read and understands the Restructuring Support Agreement (the “Agreement”), dated as of July [_], 2026, entered into by and among Ambipar Emergency Response (the “Debtor”), certain other affiliates of the Debtor (collectively, with the Debtor, the “Company Parties”), and certain holders of Green Notes (as defined in the Agreement and in that certain Cooperation Agreement, dated as of January 27, 2026, entered into by and among the Consenting Holders (the “Cooperation Agreement”)), and agrees to be bound by the terms and conditions of this Agreement and the Cooperation Agreement and shall be deemed a “Consenting Holder” under the terms of the Agreement and the Cooperation Agreement. All Green Notes held by the undersigned (now or hereafter) shall be subject in all respects to the Agreement and the Cooperation Agreement.

The New Consenting Holder further acknowledges and agrees that:

(a)	Individualization Requirement. As a Consenting Holder, the New Consenting Holder shall be required to vote in support of the RJ Plan reflecting the terms of the Agreement and the Restructuring Transactions. Only holders of Green Notes that have been individualized in the RJ Proceeding shall be permitted to vote on the RJ Plan at the General Creditors’ Meeting. Accordingly, the New Consenting Holder acknowledges that, in order to comply with its voting obligations under the Agreement, each fund, account, or sub-account holding Green Notes on behalf of the New Consenting Holder must complete the individualization procedure provided under the individualization notice released in the RJ Proceeding. The Transferee shall be responsible for monitoring the RJ Proceeding and taking all actions necessary to ensure that the individualization process is completed in accordance with the deadlines and procedures set forth in the individualization notice issued in the RJ Proceeding.

(b)	Public Disclosure. The New Consenting Holder acknowledges that the name and holdings of each individualized fund, account, or sub-account will become publicly available in the RJ Proceeding, as they will be included in the list of creditors eligible to vote at the General Creditors’ Meeting.

(c)	Trading Restrictions. Any transfer of Green Notes by the New Consenting Holder after the date set forth on the New Consenting Holder’s signature page hereto must account for the New Consenting Holder’s ability to comply with the rules set forth in the Individualization Notice to vote at the General Creditors’ Meeting in accordance with its obligations under the Agreement. The New Consenting Holder acknowledges that failure to timely comply with the Individualization Notice provisions will result in the relevant fund, account, or sub-account being unable to vote at the General Creditors’ Meeting, which may constitute a breach of the Agreement and result in a loss of such Consenting Holder’s entitlements hereunder.

[Signature page follows]

Date Executed: ___________, 2026

[Consenting Holder’s Name]

By:
Name:
Title:

Claims and interests owned or controlled:

Holdings: $__________________ of 2031 Green Notes

   $__________________ of 2033 Green Notes

   $________________ of other Voting Claims

    ________________ shares of Debtor common stock

    ________________ shares of Ambipar TopCo common stock

Address: [___________]

Email: [___________]

[Signature Page to New Consenting Holder Joinder]

EXHIBIT C

STEPS PLAN

Event	Milestone
Commencement of the Chapter 15 Cases	2 Business Days after the Effective Date
Filing of the Suspension Motion	2 Business Days after the Effective Date
Provide List of Additional Collateral	20 days after the Effective Date
Final and agreed form of the RJ Plan	30 days after the Effective Date
Entry of Initial Recognition Order by the Bankruptcy Court	45 days after the Effective Date
Commencement of the Cayman Proceeding	45 days after the Effective Date
Finalization of New Secured Notes Documents and New Governance Documents	2 Business Days before the second gathering of the General Creditors Meeting
Filing of the RJ Plan in the RJ Proceeding	7 days before submission of the RJ Plan for a vote at the General Creditors Meeting
Submission of the RJ Plan for a vote at the General Creditors Meeting to be held in the RJ Proceeding	50 days after the Effective Date
Issuance (not publication) of the RJ Confirmation Order	The longer of (a) 90 days after the Effective Date and (b) 20 Business Days after the RJ Plan is approved at the General Creditors Meeting
Filing of the Enforcement Motion	10 Business Days after entry of the RJ Confirmation Order
Entry of Final Recognition Order by the Bankruptcy Court	45 Business Days after filing of the Enforcement Motion; provided, that if such Enforcement Motion is contested and entry of the Final Recognition Order is contested due to the Bankruptcy Court’s inability to convene a hearing to consider such Enforcement Motion, this Milestone shall be deemed extended to the Business Day that follows the date on which such hearing is ultimately held or the date on which such Enforcement Motion is dismissed or withdrawn, up to a maximum duration of 40 Business Days following the filing of the Enforcement Motion
Issuance of the New Secured Notes	The Consummation Date
Occurrence of the Consummation Date	90 days after entry of the RJ Confirmation Order
Payment of First Installment	Earlier to occur of (i) one Business Day following the Precatórios Sale Date and (ii) 180 days from the date the RJ Plan is approved at the General Creditors Meeting (for the avoidance of doubt, the First Installment shall be due and payable two Business Days after the Consummation Date if the foregoing clauses (i) and (ii) have occurred prior to such date)
Payment of Second Installment	Earlier to occur of (i) one Business Day following the Precatórios Sale Date, to the extent the Precatórios Net Proceeds exceed $25 million, and (ii) 365 days from the date the RJ Plan is approved at the General Creditors Meeting (for the avoidance of doubt, the Second Installment shall be due and payable two Business Days after the Consummation Date if the foregoing clauses (i) and (ii) have occurred prior to such date)

C-1

EXHIBIT D

RESTRUCTURING TERM SHEET

Ambipar Participações e Empreendimentos

Summary of Terms and Conditions for Restructuring Transactions

Terms used but not defined herein shall have the meanings ascribed to them in the Restructuring Support Agreement to which this term sheet is attached.

Principal Terms

Perimeter	●	Acceptable terms and conditions for the reprofiling of the claims currently outside the perimeter in the RJ Proceeding (including the Itaú debt) ·

New Secured Notes – Terms	●	Amount: US$925 million of New Secured Notes

		–	Total amount to be exclusively used to fully repay the existing Green Notes; Green Notes to be qualified as Collaborative Financial Credits under the PRJ

	●	Interest Rate: Semi-annual payments comprising (i) 10% p.a. PIK interest for an initial 18-month period, provided, that the first cash payment will occur on December 31, 2028; and (ii) thereafter, PIK interest at 2% p.a. and cash interest at 8% p.a.

	●	Term: 7 years with bullet payment

New Secured Notes – Covenants	●	Covenants, remedies, other debt terms, and further reporting requirements to include those set forth in Annex A

	●	Bylaws of NewCos (as defined below) will implement the agreed remedies under the debt documents; provided, that (i) this shall apply to the bylaws or other appropriate corporate documents (such as certificates of incorporation or Brazilian analogues) as appropriate, (ii) such implementation shall be in furtherance of but not in lieu of the remedies set forth in the debt documents, and (iii) any amendments adversely affecting the applicable remedies provisions in such governance documents, in a manner adverse to holders of the Green Notes and/or of the New Secured Notes taken as a whole, shall be subject to the prior consent, in writing, of a majority of holders of Green Notes or New Secured Notes, as applicable.

	●	Upon the occurrence of a Key Man Event (as defined in the RSA) between the issuance date of the New Secured Notes and the third anniversary of such issuance, as soon as practicable (but no later than 30 days thereafter), the Company shall deliver a written notice to the indenture trustee of the New Secured Notes describing in reasonable detail the nature and circumstances of the Key Man Event (the “Key Man Notice”) ;

–	If a Key Man Event is continuing after delivery of the Key Man Notice, the board of directors of Ambipar TopCo shall, in due course and consistent with its existing governance documents (but in any event no later than 90 days following such occurrence), appoint an interim chief executive officer (the “Interim CEO”) selected from a slate of potential candidates to be shared with the Watchdog. The board of directors of Ambipar TopCo shall have sole discretion over both the composition of the slate and the ultimate selection of the Interim CEO.

–	Upon the appointment of the Interim CEO following a Key Man Event, and for so long as the Interim CEO remains in place, the Company shall not take any of the following actions to the extent such action would, if taken, result in a breach of the negative covenants set forth in Annex A hereto (as reflected in the terms of the New Secured Notes Documents) without the prior written consent of the Watchdog:

–	incurrence of indebtedness;
–	the incurrence of liens and the granting of negative pledges;
–	restricted payments and restricted junior payments in respect of certain junior debt;
–	mergers and other fundamental changes;
–	sales and other dispositions of assets, including sale-leaseback transactions;
–	transactions with affiliates; and
–	amendments or waivers to organizational documents or tax elections that would materially and adversely affect the rights of the holders of the New Secured Notes.

Guarantee / Collateral	●	As further set forth in Annex A, the totality of the equity interest (i.e., 100% of the shares) of a bankruptcy remote NewCo entity (“NewCo Environment”) placed below Ambipar Environmental ESG Participações S.A. (“Ambipar Environment”); jurisdiction and collateral type TBD in the Ad Hoc Group’s reasonable discretion (collateral to include (i) all relevant first-tier subsidiaries of NewCo Environment and a reasonable to-be-agreed list of further subsidiaries, with ownership of all equity of all subsidiaries thereof, as acceptable to the Ad Hoc Group and (ii) all other assets and property identified as additional collateral in Annex A)

	●	As further set forth in Annex A, the totality of the equity interest (i.e., 100% of the shares) of a bankruptcy remote NewCo entity (“NewCo Response” and, together with NewCo Environment, the “NewCos”) placed below Emergência Participações S.A. (“Ambipar Emergência”); jurisdiction and collateral type TBD in the Ad Hoc Group’s reasonable discretion (including all relevant first-tier subsidiaries of NewCo Response and a reasonable to-be-agreed list of further subsidiaries, with ownership of all equity of all subsidiaries thereof, as acceptable to the Ad Hoc Group):

		–	The equity of Witt O’Brien’s LLC (“Witt O’Brien”) shall be subject to the following security interests: (i) 50% of the Witt O’Brien shares shall be granted as collateral to secure the Itaú loans on a first-lien basis and shall secure the New Secured Notes on a second-lien basis, provided that Itau’s first lien over such shares shall be progressively released on a pro rata basis in accordance with scheduled principal amortization as set forth in Annex C; (ii) 40% of the Witt O’Brien shares shall be granted as collateral to secure the New Secured Notes on a first-lien basis; and (iii) 10% of the Witt O’Brien shares shall be granted as collateral to secure the intercompany loan between Ambipar US (as borrower) and Ambipar Response (as lender) on a first-lien basis and such intercompany claim and lien shall constitute Collateral under the New Secured Notes.

	●	Permitted liens and mechanics for release of collateral set forth in Annex A. All steps required for the incorporation and establishment of the NewCos shall be carried out by the Ambipar Group at its sole cost and expense. The Ambipar Group commits to implementing such corporate reorganization (including the contribution of the subsidiaries’ equity interests into the NewCos) on an expedited basis and the supporting members of the Ad Hoc Group (and their advisors) shall be entitled to oversee and monitor the implementation of such steps in coordination with Ambipar

	●	As further set forth in Annex A, inclusion of all relevant operating entities in Latin America, North America and Europe as guarantors, subject to guarantee and security principles and negotiated excluded assets and release provisions

Fixed Payments	●	Following payment of the First Installment and Second Installment to the Paying Agent no later than the First Installment Milestone and the Second Installment Milestone, respectively, the Paying Agent shall promptly pay the Fixed Payments in an aggregate amount of $50 million, which Fixed Payments shall be paid in two installments in accordance with the Allocation Methodologies (as defined in the RSA):

		–	a first installment in the amount of $25 million (the “First Installment”) (not subject to interest or adjustment), which shall be earned on the Effective Date of the RSA, and shall be due and payable to the Paying Agent from and after the occurrence of the Consummation Date, on the earlier of (i) one (1) Business Day following the consummation of the sale of the Precatórios (such date, the “Precatórios Sale Date”) and (ii) 180 days from the date the RJ Plan is approved at the General Creditors Meeting (for the avoidance of doubt, the First Installment shall be due and payable two (2) Business Days after the Consummation Date if the foregoing clauses (i) and (ii) have occurred prior to such date) (such date, the “First Installment Milestone”); provided, that, if (x) the net proceeds of the sale of the Precatórios (the “Precatórios Net Proceeds”) are less than $25 million and (y) the Precatórios Sale Date occurs prior to the First Installment Milestone, then the entirety of the Precatórios Net Proceeds shall be paid to the Paying Agent no later than one (1) Business Day after the Precatórios Sale Date, and an amount of $25 million minus the Precatórios Net Proceeds shall be paid no later than the First Installment Milestone; and

–	a second installment in the amount of $25 million (the “Second Installment”) (not subject to interest or adjustment), which shall be earned on the Effective Date of the RSA, and shall be due and payable to the Paying Agent from and after the occurrence of the Consummation Date, on the earlier of (i) one (1) Business Day following the Precatórios Sale Date, to the extent the Precatórios Net Proceeds exceed $25 million and (ii) 365 days from the date that the RJ Plan is approved at the General Creditors Meeting (for the avoidance of doubt, the Second Installment shall be due and payable two (2) Business Days after the Consummation Date if the foregoing clauses (i) and (ii) have occurred prior to such date) (such date, the “Second Installment Milestone”); provided, that, if the Precatórios Net Proceeds are greater than $25 million but less than $50 million, the amount of the Second Installment paid on the Precatórios Sale Date shall be the amount of Precatórios Net Proceeds in excess of $25 million, and the amount of the Second Installment paid on the Second Installment Milestone shall be $25 million minus the amount paid to Paying Agent on the Precatórios Sale Date; provided, further, that, if the amount of Precatórios Net Proceeds exceeds $50 million, then such excess amount (the “Additional Second Installment Amount”) shall be deemed to be part of the Second Installment and paid to the Paying Agent on the date that is no later than one (1) Business Day after the Precatórios Sale Date

	●	The First Installment and the Second Installment (together, the “Fixed Payments”) shall be secured by a fiduciary lien over the existing Precatórios and the proceeds from the sale thereof (but not, for the avoidance of doubt, conditioned on either the sale of the Precatórios or the proceeds of such sale)

New Project Equity Contribution	●	Equity contribution at New Project SPE(s) in exchange for a majority of the New Project SPE(s) equity[1] of up to $65 million to finance the development of potential new projects pursuant to a detailed use of proceeds and budget to be agreed. The Company Parties shall undertake reasonable best efforts to raise equity proceeds up to such amount to be funded to a subsidiary of NewCo Response

Governance	●	Interim and Final Governance Controls: Negative covenants to be discussed

	●	Active Watchdog:

		–	To be chosen and appointed by the Ambipar Group based on a list of names to be prepared by the Ad Hoc Group or the majority of the holders of New Secured Notes, as applicable, free from any instruction, direction, removal, or replacement powers by the Ambipar Group

		–	Access to Company information and senior management (including board and executive officers’ meetings) as set forth in Annex B. Additional rights further set forth in Annex B

	●	Finance and Operations Committee:

		–	Responsible for reviewing and advising the Board on matters relating to the budget, operations, and new projects, with meeting frequency and scope to be defined

		–	Committee member to include representative of a majority of holders of Green Notes or New Secured Notes, as applicable

		–	Corporate governing documents for each of NewCo Environment and NewCo Response to be in form and substance acceptable to the Ad Hoc Group

	●	Golden Share: Golden share at each of NewCo Environment and NewCo Response, with appropriate approval rights solely in respect of commencement and termination of any Insolvency Proceeding, to be held by an entity to be nominated by representatives of a majority of holders of Green Notes or New Secured Notes, as applicable

	●	Board Observer: Watchdog to be an observer at the Board of TopCo Board’s charter (regulamento/regimento interno) to provide that Watchdog is authorized to attend the meetings as an observer and to grant Watchdog certain rights (e.g., presenting dissenting opinions regarding the Board’s resolutions). Such charter to be attached to the RJ Plan, or the RJ Plan to provide that the rules that must be reflected in a future charter to be implemented no later than a certain date, and any amendment to the charter is subject to consent thresholds to be agreed by the Ad Hoc Group, in writing

	●	Confidentiality / MNPI Restriction: To discuss a mutually agreed “disqualified holder” list for the New Secured Notes

[1]	D-4 1 For the avoidance of doubt, (1) the New Project SPE(s) shall be second-tier subsidiaries of either NewCo Environment and NewCo Response, (2) the equity contribution will occur at that second-tier subsidiary, (3) the Company shall not be permitted to transfer any assets to such New Project SPE(s) other than those that pertain to the Project as presented to the Ad Hoc Group within 30 days of the Effective Date of the RSA and such list of New Project assets is reasonably acceptable to the Required Consenting Holders (as defined in the RSA), (4) the assets in such New Project SPE(s) financed by the up to $65 million New Project Equity Contribution shall not be permitted to leave such New Project SPE(s), (5) the New Secured Notes shall have the benefit of liens on the first-tier subsidiaries that will own such New Project SPE(s), and (6) any and all distributions made by such New Project SPE(s) shall be made on a pro rata basis in accordance with the relative equity positions of the first-tier subsidiaries and the other equity owners in such New Project SPE(s), respectively.

Minority Shareholders / Critical Vendors / Other Parties	●	Full and weekly update and coordination on negotiations with minority shareholders critical vendors, leasing counterparties, Itaú, BTG, subject to fiduciary considerations

	●	Subject to resolutiring Term Sheet, Ad Hoc Group shall have consent right over any amendment or modification in respect of any debt obligations with financial creditors, existing and former partners / minority shareholders, leasing counterparties, and related parties owed by any subsidiary of Ambipar TopCo that is not a debtor in the RJ Proceeding other than in the ordinary course of business during the NDA restriction period

		–	Notwithstanding the foregoing, Ambipar TopCo to execute deal documentation with Itaú no earlier than the Effective Date under the RSA

		–	All such agreements shall be subject to review and approval by the Ad Hoc Group

	●	Company Parties to provide the Ad Hoc Group with detail on treatment and manner of documentation about Supporting M&A Creditors

Annex A – Covenants

Covenants

Affirmative Covenants	(a)	delivery of (i) audited annual consolidated financial statements of the Issuer(s) and the Guarantors, and (ii) unaudited consolidated quarterly financial statements of the Issuer(s) and the Guarantors; provided, that the financial statements provided in each of clauses (i) and (ii) shall include segment disclosure and corresponding breakdown for each of the Environment and Response lines of business and by region to the extent required by applicable GAAP;

	(b)	quarterly operating report and other reports, notices, financial data and information to be agreed (to include any reporting and other information made available to creditors of the Itaú financing) to be delivered to the Watchdog, and/or the Finance and Operations Committee and/or noteholders (with restrictions on information delivered to noteholders, to be agreed in the note documents, including in respect of any commercially sensitive information);

	(c)	maintenance of existence, subject to any exceptions agreed in fundamental changes covenant;

	(d)	payment of taxes and claims, except to the extent contested in good faith by appropriate proceedings and reserved as required by GAAP;

	(e)	maintenance of title, subject to permitted liens and dispositions permitted by the note documents;

	(f)	maintenance of customary insurance and customary endorsements in such amounts and against such risks as is customary for similarly situated companies in similar businesses, taken as a whole;

	(g)	commercially reasonable efforts to obtain credit ratings and list and maintain listing on a stock exchange;

	(h)	books and records;

	(i)	inspections by the Watchdog, Trustee and/or Collateral Agent;

	(j)	compliance with laws, except where failure to comply would not reasonably be expected to have a Material Adverse Effect;

	(k)	regulatory status and other regulatory matters in all material respects;

	(l)	environmental matters in all material respects

	(m)	maintenance of properties to the extent necessary for the conduct of the business in the ordinary course;

	(n)	future material wholly owned Restricted Subsidiaries to become Guarantors only to the extent certain materiality thresholds (e.g., EBITDA) are met and subject to applicable law (including local law), corporate benefit, tax, financial assistance and other negotiated limitations;

	(o)	further assurances as reasonably requested to evidence and perfect liens and guarantees, subject to guarantee and security principles and other negotiated limitations;

	(p)	participation in quarterly or semiannual telephonic conference with noteholders and at such other times upon the occurrence of a default, in each case, to discuss the affairs, finances and accounts of the Issuer(s) and the Guarantors;

	(q)	treatment of collateral;

	(r)	conduct of the same or similar businesses and businesses reasonably related, incidental, complementary or ancillary thereto and which do not constitute a material change in the nature of the Group’s overall business taken as a whole;

	(s)	governmental approvals in all material respects; maintenance of validity and perfection of security interests to extent required by guarantee/security principles and subject to applicable law, permitted liens, permitted releases and negotiated exceptions;

	(t)	use commercially reasonable efforts to preserve or replace material contracts to the extent failure to so preserve or replace would reasonably be expected to have a Material Adverse Effect;

	(u)	auditors;

	(v)	cash management covenant (as described below); and

	(w)	notices of events of default, material litigation, material casualty events, material ERISA events, final judgments above the applicable threshold and other developments reasonably likely to have a Material Adverse Effect

Negative Covenants	(a)	indebtedness (including guarantees thereof), subject to ratio based test tied to specified use of proceeds and permitted debt baskets to be agreed, including refinancing debt, revolvers, letters of credit, hedging, cash management, purchase money, capital leases, intercompany debt, local debt, asset finance, ordinary-course guarantees and a general basket;

	(b)	liens, subject to permitted liens, including existing liens, liens securing permitted debt, purchase money liens, capital lease liens, bankers’ liens, cash management liens, hedging liens, non-consensual liens and junior lien permitted by the documentation;

		(c)	negative pledges and burdensome agreements, subject to negotiated exceptions for permitted liens, debt documents, organizational documents, law, leases, specified joint venture arrangements, asset sale agreements and similar restrictions;

		(d)	restricted junior payments for certain junior debt (“Restricted Payments”), subject in the case of Restricted Payments to the conditions described under the heading “Restricted Payments” below;

		(e)	acquisitions and other investments, loans, advances and guarantees, subject to negotiated permitted investment exceptions, including investments in Restricted Subsidiaries, cash and cash equivalents, intercompany loans, non-cash consideration, acquisitions not otherwise prohibited, hedging, ordinary-course advances and a general basket;

		(f)	mergers and other fundamental changes, subject to permitted mergers, negotiated successor/assumption mechanics, no-default condition and other transactions permitted by the note documents;

		(g)	sales and other dispositions of assets, subject to customary permitted dispositions, de minimis thresholds, debt repayment obligations;

		(h)	sale/leaseback transactions, subject to negotiated exceptions and ability to test under debt and lien baskets;

		(i)	transactions with affiliates, other than as described under the heading “Affiliate Transactions” below;

		(j)	conduct of business, change in nature of business and business activities;

		(k)	speculative hedging agreements;

		(l)	amendments and waivers of organizational documents that would materially and adversely affect rights of the holders, subject to negotiated exceptions;

		(m)	secured-note collateral maintenance and release provisions that permit ordinary-course conduct by pledgors, subject to the liens and asset sale covenant;

		(n)	changes to fiscal year;

		(o)	no maintenance financial covenants;

		(p)	AML; anti-corruption laws; sanctions;

		(q)	tax status, subject to a materiality standard and contest rights; and

		(r)	after-acquired guarantor and collateral requirements applicable only to Restricted Subsidiaries that are not excluded subsidiaries (to be defined in the documentation), and negotiated post-closing perfection periods

Cash Management	●	Cash management covenant whereby cash pooling accounts shall exist in relevant countries, and collateral over such cash accounts shall be created and shall not impair the management of the ordinary course of business. Such accounts shall be with ‘Tier 1’ banks, and funds/investments shall be held by ‘Tier 1’ banks or other banks to be agreed upon, except if otherwise approved by the Watchdog

Debt Incurrence	●	Restrictions on the incurrence of additional indebtedness, subject to permitted baskets to be agreed, including permitted refinancing indebtedness, letters of credit, hedging, cash management obligations, purchase money indebtedness, asset finance, capital leases, intercompany indebtedness, ordinary-course guarantees and a general basket

Liens Incurrence	●	Restrictions on the creation or incurrence of liens on any assets or property, subject to negotiated permitted lien baskets, including existing liens, liens securing permitted debt, purchase money liens, capital lease liens, bankers’ liens, cash management liens, hedging liens, non-consensual liens, junior liens permitted by the documentation and additional senior secured debt to the extent allowed by the debt and lien covenants

Investments	●	Restrictions on investments, loans, advances, acquisitions and similar transactions, subject to negotiated permitted investment exceptions and baskets to be agreed

Restricted Payments	●	Restrictions on dividends, distributions, redemptions and other restricted payments, subject to negotiated Restricted Payment conditions and exceptions. Payments on ordinary course junior debt shall be permitted to the extent allowed by negotiated Restricted Payment and permitted debt provisions

Asset Sales	●	Restrictions on asset dispositions and transfers, except for customary ordinary course exceptions (including dispositions of inventory in the ordinary course of business and sales of worn-out or obsolete equipment) and certain other specific asset sale provisions to be agreed, at fair market value and subject to cash-equivalent tests

	●	Asset sale proceeds to be subject to mandatory prepayment, but may be reinvested in the business subject to (x) the consent of the holders of New Secured Notes and (y) materiality thresholds to be agreed

Make-Whole Premiums	●	Make-whole premium applicable to optional prepayments/redemptions prior to the applicable par call date, calculated at Treasury rate plus a spread to be agreed, together with optional redemption, equity claw and par call provisions. If the Company elects to repay the New Secured Notes at par prior to the par call date, the Company may redeem at par without a make-whole premium; provided that each Holder may elect either to accept repayment at par or exchange its New Secured Notes into customary covenant-lite high-yield notes bearing cash interest and having the same maturity as the New Secured Notes

Affiliate Transactions	●	Restrictions on transactions between (x) the Issuer or any Guarantor, on the one hand, and any affiliate thereof (that is not the Issuer or a Guarantor), on the other hand, and (y) any non-Guarantor Restricted Subsidiary on the one hand, and any affiliate thereof (that is not a non-Guarantor Restricted Subsidiary) on the other hand, requiring that all such transactions be conducted D-9 on arm’s-length terms, in the ordinary course of business, and subject to a fairness opinion from an independent, internationally recognized financial advisor or accounting firm (solely in the case of a transaction exceeding a to be agreed threshold), subject to negotiated exceptions; provided, that (i) transactions solely among or between the Issuer and/or one or more Guarantors and (ii) transactions solely among or between non-guarantor Restricted Subsidiaries shall be permitted without restriction

Voting Restrictions	●	Restrictions on Shareholders and Affiliates voting in connection with amendments, waivers and modifications of the note documents, including with respect to provisions that would directly benefit such Shareholders or Affiliates. Additional restrictions to be agreed

LME and Related Protections	●	Inclusion of liability management exercise protections to be agreed. No amendments to voting, consent or quorum thresholds required to approve any amendment, supplement or waiver of LME protections under the documentation shall be effective without consent of at least 75% of the holders

Events of Default

Payment Default	●	Failure to pay principal, interest, fees, or other amounts when due (subject to applicable grace periods to be agreed)

Covenant Default	●	Breach of any covenant, other than payment, bankruptcy and other separately addressed Events of Default, subject to notice and cure periods to be agreed and, in the case of any negative covenants, to the extent capable of cure/remedy. No Event of Default shall arise from a maintenance financial covenant because no maintenance financial covenants shall apply

Cross Default	●	Payment default or cross-acceleration in respect of material indebtedness of the Issuer and its Restricted Subsidiaries above agreed thresholds, excluding intercompany debt, trade payables, non-recourse debt and disputed obligations

Inaccuracy of Reps	●	Any representation or warranty made by or on behalf of the Issuer(s), any Guarantor or any pledgor in any financing document entered into in connection with issuance of the New Secured Notes or in any certificate or other document delivered in connection therewith shall prove to have been incorrect in any material respect when made or deemed made and such inaccuracy has had, or would reasonably be expected to have, a Material Adverse Effect, subject to an agreed cure period to extent capable of remedy

Bankruptcy	●	Either voluntary or involuntary, insolvency, judicial or out-of-court (extrajudicial), and/or any other type of reorganization proceedings (including, but not limited to, any procedure established by the Brazilian Bankruptcy Law)

Judgments	●	Entry of one or more final judgments above an agreed monetary threshold that remain unsatisfied or unstayed for a negotiated period

Change of Control	●	Occurrence of a change of control shall trigger a mandatory offer to purchase of all outstanding New Secured Notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Collateral / Security Default	●	Material impairment or loss of any lien on collateral, or failure to maintain or deliver required security documentation, only if material and not cured within a negotiated period, and subject to guarantee/security principles, applicable law and negotiated exceptions

Invalidity of Bond Documents	●	Any bond document shall cease to be in full force and effect in any material respect, or any Issuer, Guarantor and/or pledgor shall contest the validity or enforceability of any bond document

Collateral

Security Package	●	First priority security interest over 100% of shares of NewCo Environment and NewCo Response and first-tier subsidiaries of NewCo Environment and NewCo Response and a reasonable to-be-agreed list; 2L granted on the collateral granted to Itaú over the shares issued by Witt O’Brien’s LLC (to be automatically converted to 1L upon the repayment of the Itaú financing)

	●	First-priority security interest over all assets included on the List of Additional Collateral (as defined in the RSA), including bank accounts (as part of cash management arrangements) in the U.S. and local collection accounts outside the U.S., intercompany receivables, and intercompany liens and claims, including any intercompany loan owed by Ambipar Holding USA, Inc.

	●	Additional collateral over specified assets in the U.S. and other jurisdictions to be negotiated (but not, for the avoidance of doubt, Brazil), as well as over quotas of certain of the existing FIMs/FIDCs and Precatórios; provided, that, in each case, such security interest shall not impair the day-to-day operations of the business of the Issuer and its Subsidiaries or shall not be required to be perfected to the extent it would require unreasonable effort and expense

	●	Release of collateral subject to consent of sixty-six and two-thirds percent (2/3) of holders

Foreclosure Rights	●	Immediate foreclosure rights upon occurrence and continuance of an Event of Default, without requirement for additional notice or cure period beyond those expressly set forth in the note documents. Remedies shall be exercised by the trustee or collateral agent in accordance with the documentation, intercreditor arrangements and applicable law, subject to direction and indemnity provisions

Stock Powers	●	Undated stock powers (or equivalent instruments) over all pledged equity interests to be delivered at closing and held in escrow or by collateral agent for exercise upon Event of Default

Powers of Attorney	●	Powers of attorney in favor of the collateral agent to execute and deliver documents, instruments and filings necessary to perfect, maintain and enforce the security interests, solely to the extent legally effective and permitted under applicable law, and subject to guarantee/security principles

Account Control / Cash Waterfall	●	Cash management covenant whereby cash pooling accounts shall exist in relevant countries, and collateral over such cash accounts shall be created to the extent permitted by law and shall not impair the management of the ordinary course of business. Such accounts shall be with ‘Tier 1’ banks and funds/investments shall be held by ‘Tier 1’ banks or other banks to be agreed upon, except if otherwise approved by the Watchdog

Additional Documents	●	Such additional security documentation as may be reasonably required by counsel to ensure perfected first-priority liens in relevant jurisdictions, to the extent legally available and commercially reasonable, and subject to guarantee/security principles, applicable law, cost/benefit limitations and other negotiated exceptions

Guarantors	●	Guarantors shall include material wholly owned Restricted Subsidiaries of the Issuer in Latin America, North America and Europe, subject to guarantor coverage and release provisions; provided, that Witt O’Brien and Ambipar US shall provide guarantees ranking second in priority of payment to the guarantee obligations under the Itaú financing and which shall convert automatically to first-priority guarantees upon repayment in full of the Itaú financing

	●	Aggregate and individual materiality thresholds for existing and future guarantors to be negotiated and detailed

Annex B – Watchdog Rights

Appointment	●	To be appointed by the Ambipar Group based on a list of names attached to the reorganization plan and prepared by the Ad Hoc Group or the majority of the holders of New Secured Notes, as applicable, free from any instruction, direction, removal, or replacement powers by the Ambipar Group, to act solely in the interest of the creditors

Fees and Expenses	●	All fees, costs, and expenses of the Watchdog shall be borne by the Issuer and the Guarantors. The fee arrangement shall be agreed between the Watchdog and the Issuer prior to appointment, subject to approval by the majority of holders of Green Notes or New Secured Notes, as applicable

Mandate / Term	●	The Watchdog shall serve for an initial term of two (2) years, automatically renewable for successive one-year periods unless removed by vote of holders of a majority of New Secured Notes. The Watchdog may only be removed for cause or by a majority vote of the New Secured Notes

Information Access	●	Unrestricted access to all financial, operational and corporate information of the Issuer(s), the Guarantors, and each Restricted Subsidiary, including, but not limited to, board materials, management reports, budgets, forecasts, audit reports, tax filings, material contracts, and any other documentation reasonably requested by the Watchdog in connection with its mandate

Banking Access / Visualization Token	●	To hold, without interruption, possession of any visualization token, banking visualization credential, or equivalent access visualization instrument over all bank accounts of the Issuer(s), the Guarantors, and each Restricted Subsidiary, such that the Watchdog maintains full and real-time visualization rights over all flow of funds at all times

Transfer Approval / Flagging	●	To require that any transfer of funds above agreed thresholds (depending on the nature of the transaction) be subject to the prior written approval of the competent governance body of the relevant entity, and to flag any transfer that appears inconsistent with the Note Documents, the agreed covenant package (including, without limitation, covenants governing related-party transactions and receivables purchase arrangements)

ERP / Systems Access	●	To receive complete read-only access to all ERP systems, financial management platforms, and operational databases of the Issuer(s), the Guarantors, and each subsidiary

Inspections / Sub-Agents	●	To conduct or commission, during normal business hours and upon reasonable prior notice (not to exceed two business days), on-site inspections, operational audits, and financial reviews of the Issuer(s), the Guarantors, and each Restricted Subsidiary, and to appoint sub-agents or specialists as reasonably necessary to fulfill the Watchdog mandate, with costs borne by the Issuer

	●	For the avoidance of doubt, the Watchdog shall be entitled to access, without prior notice and at any time, any remotely accessible software system, platform, database, account, report, file, record or other source of information of the Company and its subsidiaries, whether electronic, internal, cloud-based or hosted by third parties, including ERP systems, ERP-like reports, Salesforce or Salesforce-like data, bank statements, bank portals, accounting systems, treasury systems, payment systems, internal cloud environments, shared drives, data rooms, CRM platforms, tax records, payroll systems, procurement systems, invoicing systems, receivables and payables records, management reports, board materials, audit logs, metadata and any other information source reasonably deemed relevant by the Watchdog. The Company shall use all commercially reasonable efforts to ensure that its information, records, reports, files and data are maintained, circulated and made available through a cloud-based environment or other remotely accessible platform that is accessible to the Watchdog. For any access requiring physical entry to premises, physical delivery of records or on-site personnel support, the Company shall provide such access as promptly as practicable and, in any event, within two business days of request. The Company shall not unreasonably deny, delay or condition any request by the Watchdog for a bespoke report or analysis, and shall provide such report or analysis as promptly as reasonably practicable. Notwithstanding anything to the contrary, the Watchdog shall undertake reasonable efforts to coordinate with the Company any access to information and premises and clarify with management of the Company any questions or concerns that may arise as promptly as practicable and prior to any report or notice to holders of Green Notes or New Secured Notes, as applicable

Meeting Attendance	●	To attend and observe (without voting rights) all meetings of the Board of Directors, executive committees, any other governance body of the Issuer(s) and the Guarantors, with reasonable prior notice of such meetings and access to all materials distributed in connection therewith

	●	Any other rights to be agreed with the Ad Hoc Group and provided for in the Board’s charter (regulamento/regimento interno) (e.g., presenting dissenting opinions regarding the Board’s resolutions)

Compliance Monitoring	●	To monitor ongoing compliance with all covenants, reporting obligations, and undertakings set forth in the Note Documents and any ancillary agreements, and to report any actual or anticipated breach to the holders of Green Notes or New Secured Notes, as applicable, on a timely basis

Reporting to Holders	●	To deliver quarterly written reports to the holders of Green Notes or New Secured Notes, as applicable, summarizing key financial and operational developments, covenant compliance status, any concerns identified, and recommended actions, with additional ad hoc reports as circumstances warrant

Immediate Alert Reports	●	To immediately notify the holders of Green Notes or New Secured Notes, as applicable, (or their designated representatives), of any event that in the Watchdog’s reasonable judgment constitutes or is likely to constitute an Event of Default, a material adverse change, or a material breach of any covenant or undertaking

Notifications Notwithstanding Confidentiality	●	The Watchdog’s notification and reporting obligations shall not be limited or restricted by any confidentiality, non-disclosure, or similar agreement to which the Issuer(s), the Guarantors, or any Restricted Subsidiary may be party, and the Issuer(s) shall procure appropriate waivers or carve-outs to enable the Watchdog to discharge its duties without restriction

General Cooperation	●	The Issuer(s), the Guarantors, and each Restricted Subsidiary shall cooperate fully with the Watchdog and shall not take any action to impede, obstruct, or interfere with the Watchdog’s exercise of its rights and performance of its duties hereunder

Annex C – Itaú Term Sheet

Set forth below are the key terms for the reprofiling of the loan agreement between Ambipar Holding USA, Inc. (“Ambipar US”) with Itaú BBA International PLC (“Itaú BBA”)

New Loan Agreement	•	Amount: $90 million principal amount, plus all accrued and unpaid interest from the last effective interest payment date through closing

	•	Interest Rate: 6.0% p.a., payable semiannually from the duly formalization of the first lien on Witt O’Brien shares

		–	Interest shall be paid in kind (“PIK”) for the first 24 months following closing

	•	Term: 7 years

		-	Semiannual principal amortizations as follows: 25% per annum from Year 4 through 7

Guarantee / Collateral	•	First-priority liens over 50% of the shares of Witt O’Brien, subject to the execution of an intercreditor agreement satisfactory to all parties, which shall, among other matters, grant Itaú BBA the right to direct and control the enforcement and sale process of the collateral upon the occurrence of an event of default

		–	Liens over the pledged equity interests shall be progressively released on a pro rata basis in accordance with scheduled principal amortization, with corresponding releases of collateral occurring concurrently with each principal repayment

		–	For the avoidance of doubt, the remaining 50% of Witt O’Brien shares shall be allocated as follows: (i) 10% pledged as a first-priority lien securing the intercompany loan between Ambipar US (as borrower) and Ambipar Response (as lender), and (ii) 40% subject to a permitted lien under the Itaú loan documents, exclusively in connection with and to the benefit of the negotiation of the 2031 and 2033 Green Notes restructuring

	•	Existing Corporate Guarantee from Ambipar Emergência to be maintained

Conditions Precedent	•	Final documentation to be executed concurrently with the Effective Date of the RSA and effective thereafter upon satisfaction of the conditions precedent specified below; provided, that the security instrument in favor of Itaú BBA shall be executed contemporaneously with execution of the security instrument in favor of the holders of Green Notes or New Secured Notes, as applicable and subject to the conditions below

	•	Execution of the security instrument in favor of Itaú BBA is subject to the following conditions:

		–	Itaú BBA shall not vote against the RJ Plan in the RJ Proceeding

		–	As of the date of effectiveness, Itaú BBA shall have suspended all action with respect to, or in connection with, the litigation pending in the RJ Proceeding and Chapter 11

		–	Approval and implementation of an RJ Plan (including Chapter 15 recognition) on terms satisfactory to the Ad Hoc Group

		–	Resolution of the related Chapter 11 Case on terms satisfactory to the Ad Hoc Group

		–	Itaú BBA and the Ad Hoc Group shall execute an intercreditor agreement satisfactory to both the Ad Hoc Group and Itaú BBA simultaneously with the execution of the security instrument in favor of the holders of Green Notes or New Secured Notes, as applicable, and Ambipar

Covenants	•	Customary covenants consistent with similar transactions, including a dividend distribution covenant allowing distributions of up to 40% of net income, as well as financial reporting, restriction on payments, asset sales and related-party transactions.

EXHIBIT E

RJ TERM SHEET

Term Sheet | Preliminary Version

Class	Payment terms
Class 1	• Up to 150 minimum wages¹: BRL 12,000 paid upfront and BRL 216,000 paid in 11 monthly installments, limited to the claim amount, with no interest accrual.
(Labor Claims)	• Amounts exceeding 150 minimum wages: Subject to Condition B below.
Class 2	• Ambipar does not recognize the existence of any Class 2 claims. However, should any Class 2 claim become liquidated and allowed, it shall be paid in accordance with Condition B applicable to unsecured creditors.
(Secured Claims)
Class 3 (Unsecured Claims)	• Condition A: BRL 12,500 paid upfront, limited to the claim amount.
• Condition B: [TBD]
Class 4	• Condition C: BRL 5,500 paid upfront, limited to the claim amount.
(Small Companies’ Claims)	• Condition D: [TBD]
Collaborative Supplier	• Condition E: Up to BRL 40,000 paid in 24 monthly installments, with no grace period, adjusted by the IPCA².
• Condition F¹: 72 customized monthly installments (5% in Year 1 / 7.5% in Year 2 / 15% in Year 3 / 20% in Year 4 / 25% in Year 5 / 27.5% in Year 6), following a 24-month principal grace period, adjusted by the IPCA², limited to BRL 3.55 million per collaborating supplier.
• Any amount exceeding BRL 3.55 million: Subject to Condition B applicable to unsecured creditors.
* To qualify as a Collaborative Supplier, the supplier must reinstate payment terms with Ambipar
Bondholders	• Terms to be defined in the RSA.

Notes:

(1) Brazilian minimum wage for 2026: BRL 1,621.00.
(2) IPCA: Brazilian consumer inflation index.

EXHIBIT F

LIST OF OPERATING COVENANTS

From the Effective Date until the date on which the New Secured Notes have been duly and effectively issued (the “New Secured Notes Issuance Date”, and such period, the “Interim Period”), each of the Company Parties shall, and shall cause each member of the Ambipar Group to, conduct its operations and activities with due care and diligence, in the ordinary course of business, and in compliance with applicable law, and shall not, and shall cause each member of the Ambipar Group not to, (i) take any action in breach of the negative covenants set forth in either Green Notes Indenture or (ii) take any of the following actions, in each case except where such act (a) is expressly contemplated by, or provided for in, this Agreement, the Restructuring Term Sheet, the RJ Term Sheet, the Steps Plan, or the RJ Plan; (b) is undertaken for the purpose of implementing the Restructuring Transactions or effecting the issuance of the New Secured Notes, in each case in accordance with this Agreement and provided that such act is not otherwise expressly prohibited by this Agreement; or (c) has been authorized in writing by the Required Consenting Holders holding at least 50.1% of the aggregate outstanding principal amount of the Green Notes held by all Required Consenting Holders (such authorization not to be unreasonably withheld, conditioned, or delayed):

1.	without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the Required Consenting Holders, take any action or inaction that would cause a change to the tax status (including a tax classification election) of any Company Party;

2.	entering into, effecting, amending, terminating, or permitting any transaction, transfer (including sales) of assets or cash, payment, loan, advance, distribution, return of assets or funds to any shareholder or quotaholder, or other movement of value with or for the benefit of any Related Party, without the prior written consent of the Required Consenting Holders;

3.	permitting to exist any lien, pledge, mortgage, charge, security interest, fiduciary sale or assignment (alienação or cessão fiduciária), usufruct, or other encumbrance (each, a “Lien”) over any assets, rights, or properties, other than Liens existing on the Effective Date or arising by operation of law in the ordinary course of business, and including, without limitation, any Lien over, the assets, quotas, and shares as identified in the List of Additional Collateral provided for in the Agreement;

4.	acquiring, by any means, any equity or other ownership interest in any Person;

5.	directly or indirectly making any payment, prepayment, redemption, repurchase, defeasance, or other satisfaction of, or granting any Lien or other credit support in respect of, any Claim other than in the ordinary course of business and/or as expressly contemplated by this Agreement or the RJ Plan; and

6.	creating, incurring, assuming, guaranteeing, or otherwise becoming liable for any indebtedness for borrowed money, whether to third parties or to any Related Party, in each case whether in a single transaction or a series of related transactions, other than (x) indebtedness expressly contemplated by this Agreement or the Restructuring Term Sheet, (y) any refinancing, extension, renewal, replacement, substitution, exchange, or refunding (including by way of defeasance or discharge) of existing indebtedness that does not increase the outstanding principal amount plus any accrued and unpaid interest thereof and any premiums, defeasance costs and fees (excluding, for the avoidance of doubt any expenses incurred in connection with or other amounts capitalized and/or added to, or otherwise rolled into the principal amount of such refinancing), provided that such refinancing (A) does not impair, subordinate, or adversely affect the rights of the Required Consenting Holders, and, in the case of indebtedness that is subordinated to the claims of the Required Consenting Holders, remains so subordinated at least to the same extent, and (B) that such refinancing has a stated maturity, and a weighted average life to maturity, in each case equal to or longer than that of the indebtedness being refinanced, comprising either (i) financial indebtedness (including loans and other borrowed money) of any member of the Ambipar Group, whether or not subject to the RJ Plan, including any extraconcursal indebtedness, incurred in the ordinary course of business with first-tier financial institutions or (ii) indebtedness incurred to finance machinery, equipment, or vehicles (including trucks) used in the ordinary course of business, at fair market value and with first-tier financial institutions; and/or (z) indebtedness incurred in the ordinary course of business not exceeding USD 25,000,000.00 in the aggregate.